As filed with the Securities and Exchange Commission on May 8, 2006

Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

El Pollo Loco Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	13-4092106 (I.R.S. Employer Identification Number)

3333 Michelson Drive, Suite 550
Irvine, California 92612
(949) 399-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Pamela R. Milner, Esq.
Senior Vice President, General Counsel and Secretary
El Pollo Loco Holdings, Inc.
3333 Michelson Drive, Suite 550
Irvine, California 92612
(949) 399-2000
(949) 251-1703 (facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000 (212) 735-2000 (facsimile)	Michael J. Schiavone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000 (212) 848-7179 (facsimile)

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $.10 per share	$135,000,000	$14,445

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Preliminary Prospectus dated May 8, 2006

PROSPECTUS

           Shares

El Pollo Loco Holdings, Inc.

Common Stock

      El Pollo Loco Holdings, Inc. is offering          shares of our common stock in an underwritten offering. This is our initial public offering and no public market currently exists for our common stock. We anticipate the public offering price will be between $     and $     per share. After this offering, the market price for our common stock may be outside this range.

      We will apply to have our common stock approved for quotation on The Nasdaq National Market under the symbol “LOCO.”

      Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$

      We have granted the underwriters the right to purchase up to             additional shares of common stock at the initial public offering price less the underwriting discount to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares of common stock will be ready for delivery on or about             , 2006.

Joint Book-Running Managers

Banc of America Securities LLC	Merrill Lynch & Co.

Goldman, Sachs & Co.

Piper Jaffray	RBC Capital Markets

The date of this prospectus is             , 2006.

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

NON-GAAP FINANCIAL MEASURES

      Restaurant-level cash flow and restaurant-level cash flow margins, as presented in this prospectus in respect of company-operated restaurants, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

      Restaurant-level cash flow for company-operated restaurants represents restaurant-level revenue less product cost, payroll and benefits and restaurant other operating expense. We present restaurant-level cash flow margin, which is calculated as a percentage of restaurant revenue, as a further supplemental measure of the performance of our company-operated restaurants. We measure each of our company-operated restaurants relative to other company-operated restaurants, in part on the basis of restaurant-level cash flow. We believe that analysts and investors consider similar measures of performance in evaluating other restaurant companies.

      In addition, because we do not include general and administrative expense in our computation, restaurant-level cash flow and restaurant-level cash flow margin does not reflect all the costs of operating the restaurants as if they were each a stand-alone business unit. General and

i

administrative expense includes significant expenses necessary to manage a multiple-restaurant operation, certain of which, such as financing, payroll administration, accounting and bookkeeping, legal and tax expenses, would also be required of a typical stand-alone restaurant operation. For a reconciliation of restaurant-level cash flow to net income (loss), see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

      In this prospectus, unless the context otherwise requires:

•	“we,” “us,” “our” or “Holdings” refers collectively to El Pollo Loco Holdings, Inc. (formerly known as EPL Holdings, Inc.), the issuer of the common stock in this offering, and its subsidiaries;

•	“Intermediate” refers to our direct, wholly owned subsidiary, EPL Intermediate, Inc.;

•	“EPL” or “El Pollo Loco” refers to El Pollo Loco, Inc., which does not have any subsidiaries and is Intermediate’s sole subsidiary;

•	“LLC” refers to Trimaran Pollo Partners, L.L.C., an affiliate of Trimaran Capital Partners, or Trimaran, and the majority stockholder of CAC;

•	“CAC” refers to Chicken Acquisition Corp., which prior to the completion of the mergers described under “The Transactions” is our ultimate parent company and is controlled by LLC;

•	“CSC” refers to Chicken Subsidiary Corp., which prior to the completion of the mergers described under “The Transactions” is a wholly owned subsidiary of CAC and is our immediate parent company;

•	“our restaurant system” refers to both company-operated and franchised restaurants, and the number of restaurants presented in our restaurant system, unless otherwise indicated, is as of March 28, 2006;

•	“our restaurants” or results or statistics attributable to one or more restaurants without expressly identifying them as company-operated, franchised or the entire restaurant system refers to our company-operated restaurants only;

•	“system-wide sales” refers to restaurant-level sales for company-operated restaurants plus sales reported to us by our franchisees; and

•	“pollo” is Spanish for chicken.

      We use a 52- or 53-week fiscal year ending on the last Wednesday of each calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2003, which ended December 31, 2003, was a 53-week fiscal year. Fiscal 2001, 2002, 2004 and 2005 were 52-week fiscal years.

ii

SUMMARY

      This summary highlights information contained in other parts of this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision.

Our Company

      El Pollo Loco, Spanish for “The Crazy Chicken” and pronounced “L-Po-yo Lo-co,” is the nation's leading restaurant concept specializing in flame-grilled chicken. We strive to be the consumer's top choice for flavor by serving delicious, high-quality meals, featuring our authentic, marinated, flame-grilled chicken. Our distinct menu, inspired by the kitchens of Mexico, along with our service format and price points, serves to differentiate our unique brand concept. We are strategically positioned to straddle the quick service restaurant, or QSR, and fast casual segments of the restaurant industry. We offer high-quality, freshly-prepared food commonly found in fast casual restaurants while at the same time providing the value and convenience typically available at traditional QSR chains. This positioning allows us to appeal to a broad range of consumers and to achieve a balanced mix between lunch and dinner sales. As a result, our company-operated restaurants generated an average unit volume, or AUV, of $1.6 million and an average check of $8.90 in fiscal 2005. When compared with QSR chains, our system-wide AUV ranked fourth nationwide in 2004 according to Nation's Restaurant News, an industry publication, and we believe that our average check is higher than that of the typical QSR chain. We have also achieved strong same-store sales growth, with our restaurants system-wide demonstrating annual average same-store sales growth of 5.4% since 2000 and system-wide same-store sales growth of 8.2% for fiscal 2005.

      Our menu features our authentic flame-grilled chicken and includes approximately 50 items ranging in price from $1.00 to $22.49, most of which we prepare from scratch using fresh, high-quality ingredients. We serve a variety of individual and family-size chicken meals, which include flour or corn tortillas, freshly-prepared salsas and a variety of side orders. In addition, we offer a wide variety of contemporary, Mexican-inspired entrees, featuring our signature marinated, flame-grilled chicken as the central ingredient, including our specialty Pollo Bowl®, Pollo Salads, signature burritos, chicken quesadillas, chicken tortilla soup and chicken tacos. Our individual and family-size meals appeal to customers for restaurant dining or take-out during dinner time, while our more portable entrees appeal to customers at lunch time or on the go. Our high quality, flavorful food has broad appeal, and as a result, the customer base of each of our restaurants typically reflects the demographics of its surrounding area.

      Our restaurant system currently consists of 146 company-operated and 194 franchised restaurants located primarily in California, with additional restaurants in Arizona, Nevada, Texas and Illinois. In fiscal 2005, we had total revenue of $237 million.

Business Strengths

      Our Passion for Perfect Pollo. Our signature flame-grilled chicken is the cornerstone of our menu and our brand. We marinate fresh chicken in an authentic blend of citrus juice and spices in a specialized tumbler to ensure consistency and to maximize flavor. Our trained grill masters flame-grill the marinated chicken, giving it a crisp skin and golden-brown color, right in front of our customers. We believe our singular focus on delivering perfect chicken, from senior management down, creates loyalty and enthusiasm for our product and our brand among our customers and employees.

      Unique Brand Concept with Broad Appeal. We have strategically positioned our brand between the QSR and fast casual segments of the restaurant industry. We believe our flame-grilled cooking method and high-quality food made fresh-to-order set us apart from our QSR competition, while our convenience and value proposition differentiate us from our fast casual competition. As a result, our brand concept appeals to a wide variety of consumers across different ethnic, age and income demographics, giving us access to an extensive number of markets and increasing the number of locations within each market in which our restaurants can successfully operate.

      Proven Business Model with Attractive Restaurant Economics. Since opening our first restaurant over 25 years ago, we have grown to be the leader in the chicken QSR market for the greater Los Angeles area, where our restaurants achieved an estimated 42% market share in 2005, according to Restaurant Trends, a restaurant industry trade publication. Our company-operated restaurants generated an AUV of $1.6 million in 2005. Our balanced mix of business between lunch and dinner is an important driver of our strong profitability, with company-operated restaurants averaging restaurant-level cash flow margins of 22% and 23% for fiscal 2004 and fiscal 2005, respectively. In addition, our high AUV and profitability facilitate a strong return on invested capital for new company-operated and new franchised restaurants.

      Favorable Position with Respect to Industry and Demographic Trends. We believe we are well-positioned to benefit from several fundamental trends within the restaurant industry and the U.S. population, including:

•	increased expenditure on food consumed away from home and increased consumption of freshly-prepared food brought home;

•	rapid growth of ethnic food sales;

•	ongoing increase in chicken consumption as consumers continue to place a high priority on the importance of eating a healthy, lower-fat diet; and

•	continued rapid growth of the Hispanic population, which is our largest customer segment.

      Strong and Growing Franchise Base. Approximately 57% of our restaurants are franchised and our existing franchise base consists of many successful, long-standing, multi-unit restaurant operators with 76% of our franchised restaurants owned and operated by franchisees who have been with us for more than 10 years. Since we initiated our franchise growth strategy in June 2003, we have targeted certain areas outside our Southern California market as dedicated franchise development areas and have signed agreements with a number of experienced, multi-unit restaurant operators to open franchise units in California, Colorado, Washington, Arizona, Texas, Illinois, New York, New Jersey and the six New England states. To date, we have received commitments to open 106 restaurants, 10 of which have already opened.

      Scalable Infrastructure and Enhanced Brand Image. Since Stephen E. Carley, our President and Chief Executive Officer, joined us in 2001, our management team has focused on driving operational improvements and upgrading our brand image to improve our competitiveness and position us for future growth. Since the beginning of 2001, we have taken the following steps:

•	invested approximately $19.0 million in capital to remodel substantially all of our company-operated restaurants, upgrade our technology platform and install new kitchen equipment, primarily to correct historical under-investment by our former parent company;

•	enhanced our logo, menu format, product offering and restaurant design;

•	strengthened our infrastructure through investments to improve customer service, enhance the restaurant oversight process and upgrade our training programs; and

•	enhanced the overall quality of our franchise base by focusing on experienced, well-capitalized operators interested in developing multiple restaurants.

      Experienced Management Team. Our executive management team has extensive restaurant industry experience in addition to a significant multi-industry foundation in consumer marketing, operations and finance, having held key positions at leading food service businesses including PepsiCo Inc., Taco Bell Corp., Applebee's International, Inc., McDonald's Corporation and CKE

Restaurants, Inc. Members of our management team were instrumental in the growth of several publicly-traded restaurant concepts prior to their tenure with us.

Growth Strategy

      Increase Same-Store Sales. We have a strong track record of growing our same-store sales through a balanced mix of increasing customer traffic and average check. We will continue to drive same-store sales growth by:

•	Increasing Traffic. We intend to continue to increase traffic and transaction volume by introducing new items that complement our product base and by promoting menu items designed to deliver value in a highly competitive marketplace.

•	Increasing Average Check. We plan to increase the average customer check by selling add-on menu items, introducing new products with higher price points, selectively increasing prices on existing menu items and adjusting our menu board to encourage customers to select higher-priced menu items.

•	Executing Our Targeted Marketing Plan. Our empirical, data driven approach to marketing helps us to determine optimal pricing strategies, introduce products that reflect customer taste preferences and target advertising based on demographic profiles.

•	Enhancing Speed of Service. We currently have several initiatives to improve the speed of service for our customers, including the implementation of an improved labor scheduling system, a drive-thru timing reporting system, an additional register at each drive-thru location and a speed of service guarantee.

•	Developing Our Catering Business. We recently have begun to offer enhanced catering services at select locations and intend to introduce these services throughout our system, at both company-operated and franchised restaurants.

      Increase Penetration of Existing Markets. We will continue to open new company-operated and franchise restaurants in our existing markets, including California, Nevada, Arizona and Texas. We maintain a leading position in the greater Los Angeles area, and we continue to believe that a significant opportunity for new store growth remains in all of our markets. Our strategy is to develop new company-operated restaurants in the greater Los Angeles area, Las Vegas and Fresno, California, and to partner with experienced, multi-unit restaurant operators in all other regions. Our extensive operational and site selection expertise in the greater Los Angeles area, Las Vegas and Fresno, create a strong platform on which to profitably grow our company-operated restaurant base. By partnering with experienced operators outside these areas, we expect to be able to leverage local operational and real estate expertise to generate high margin royalty revenue with limited capital investment on our part. To date, we have signed franchise development agreements with 14 franchisees to open an additional 52 restaurants in our existing markets, the majority of which we expect will open by 2009.

      Develop New Markets with Experienced Local Operators. We believe that our distinct product offering and unique concept will appeal to consumers in numerous expansion markets throughout the United States. We are currently legally authorized to market franchises in 44 states and are pursuing opportunities in those states. Our approach to developing new markets involves the identification of an experienced, local multi-unit operator, followed by a rigorous analysis of market potential before we enter into a development agreement. To date, we have signed development agreements with 8 franchisees to open an additional 44 restaurants in Illinois, New York, the six New England states, Colorado and Washington, the majority of which we expect will open by 2009.

      Continue to Increase Profitability. Over the past several years we significantly improved our operations and implemented cost controls that led to increased profitability. We have identified several opportunities to continue to increase our operational efficiency and reduce our costs, including:

•	Improve Restaurant Operations. We intend to continue to improve restaurant operations through the use of our rigorous scorecard system and by implementing new information technology initiatives.

•	Leverage Our Existing Infrastructure. Our infrastructure is sufficient to support substantial growth without further additional expense, and as a result, we anticipate driving increasing operating leverage over time as we expect our sales to grow faster than our general and administrative expenses.

•	Grow High Margin Franchise Revenue. Our growth strategy, which emphasizes franchise development, is expected to increase the percentage of our total revenue generated from high margin franchise royalties and is expected to drive improving profitability.

The Transactions

      In connection with this offering, our subsidiary intends to enter into new senior secured credit facilities consisting of a $        million senior secured revolving credit facility and a $        million senior secured term loan, which we refer to as the new senior secured credit facilities. See “Description of Indebtedness—Indebtedness to Be Incurred—New Senior Secured Credit Facilities” for a description of the expected terms of the new senior secured credit facilities.

      We intend to use the net proceeds of this offering along with $        million senior secured term loan borrowings and $        million of senior secured revolving credit facility borrowings under our new senior secured credit facilities to:

•	repay all amounts outstanding under the existing senior secured credit facilities;

•	consummate our offer to purchase $ million aggregate principal amount outstanding of EPL's 11 3⁄4% Senior Notes due 2013, which we refer to as the 2013 Notes;

•	consummate our offer to purchase $ million aggregate principal amount outstanding of Intermediate's 14 1⁄2% Senior Discount Notes due 2014, which we refer to as the 2014 Notes;

•	pay a fee of $ million to Trimaran to terminate the management agreement we entered into with Trimaran and pay $ million to Trimaran as an advisory fee related to the transactions; and

•	pay fees and expenses related to the offering and the other transactions described above.

      In November 2005, we were acquired by Chicken Acquisition Corp., or CAC, a company controlled by Trimaran. In connection with the acquisition, we became a subsidiary of Chicken Subsidiary Corp., or CSC, a wholly owned subsidiary of CAC. Prior to the consummation of this offering, CAC will merge with and into CSC, with CSC being the surviving corporation and, immediately following that merger, CSC will merge with and into us, with our company being the surviving entity. We refer to these two merger transactions as “the mergers.” The mergers will simplify our organizational structure and have an insignificant effect on our consolidated financial statements included elsewhere in this prospectus. In the mergers, all          shares of CAC common stock and options to purchase          shares of CAC common stock, including shares and options held by LLC and members of our management, will be converted into          shares of our common stock and options to purchase          shares of our common stock, as described in “The Transactions—The Mergers.”

      We expect that we will enter into the new senior secured credit facilities at the time we close this offering and we expect that this offering will close concurrently with the repurchase of the 2013 Notes and the 2014 Notes. This offering is conditioned on the completion of the mergers. Entering into the new senior credit facilities is conditioned on the completion of this offering and the tender offers and consent solicitations for the 2013 Notes and the 2014 Notes.

      We refer to the mergers, this offering, the entering into the new senior secured credit facilities, the offers to purchase the 2013 Notes and the 2014 Notes and the application of the proceeds of this offering and borrowings under the new senior secured credit facilities in the manner described above as “the transactions.” For more information on the transactions, see “The Transactions.”

Our Sponsor

      Trimaran Capital Partners is a private asset management firm, headquartered in New York, with assets under management and committed capital in excess of $3 billion. Trimaran seeks long-term capital appreciation by making negotiated equity or equity-oriented investments in middle-market companies. Since 1995, Trimaran has completed 60 private equity investments totaling over $1.3 billion of equity capital, including investments in the manufacturing, health care, restaurants, retail, education, media, financial services and utilities sectors. Trimaran’s restaurant and consumer portfolio companies include: Charlie Brown’s Inc., a leading casual steakhouse chain with 63 restaurants in the Northeast; Fortunoff, a retailer of fine jewelry and home furnishings in the New York area; Urban Brands, Inc., a specialty apparel retailer, that primarily sells plus-sized apparel and accessories to Hispanic and African-American women; and Reddy Ice Group, Inc., the nation’s largest producer of packaged ice.

Risk Factors

      See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Corporate Information

      Our principal executive offices are located at 3333 Michelson Drive, Suite 550, Irvine, California 92612. Our telephone number is (949) 399-2000. Our Web site’s address is www.elpolloloco.com. Information contained in or connected to our Web site is not a part of this prospectus. We were incorporated in Delaware in 1999.

The Offering

Common stock offered by us(1)	shares
Common stock to be outstanding after this offering(1)	shares
Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from our sale of shares of common stock in this offering, based upon an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds that we receive from this offering, together with borrowings from our new senior secured credit facilities to:
• repay all amounts outstanding under the existing senior secured credit facilities;
• consummate our offer to purchase in full $ million aggregate principal amount outstanding of the 2013 Notes;
• consummate our offer to purchase in full $ million aggregate principal amount outstanding of the 2014 Notes;
• pay a fee of $ million to Trimaran to terminate the management agreement we entered into with Trimaran and pay $ million to Trimaran as an advisory fee related to the transactions; and
• pay fees and expenses related to the transactions.
See “Use of Proceeds” and “The Transactions.”
Dividend Policy	We do not expect to pay cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”
Proposed Nasdaq National Market symbol	LOCO
Risk Factors	See “Risk Factors,” for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

(1)	The number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of and gives effect to the transactions, including the mergers. The number of shares of common stock to be outstanding after this offering excludes, as of , shares issuable upon exercise of outstanding options, including options to acquire our common stock issued in the mergers, which have a weighted average exercise price of $ per share. Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option to purchase shares of our common stock has not been exercised. If the underwriters exercise their over-allotment option in full, the number of shares of our common stock to be outstanding after this offering will be .

Summary Historical Financial and Other Financial Data

      The following table contains our summary consolidated historical financial and other data for fiscal 2003, 2004 and 2005. The summary consolidated historical financial data has been derived from the historical consolidated financial statements of Holdings. The discussion of the results of operations for fiscal 2005 is based on the combined results for the period from December 30, 2004 through November 17, 2005, prior to our acquisition by CAC, and for the period November 18, 2005 through December 28, 2005, subsequent to our acquisition by CAC.

      The summary consolidated historical financial data should be read in conjunction with “Capitalization,” “Selected Consolidated Financial and Other Data,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

	Predecessor(1)			Successor(1)
	Fiscal		December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005	Fiscal 2005 Combined (2)(3)
	2003	2004
	(Amounts in thousands, except per share data)
Income Statement Data:
Restaurant revenue	$193,220	$204,820	$197,267	$24,527	$221,794
Franchise revenue	13,226	14,216	13,661	1,742	15,403

Total operating revenue	206,446	219,036	210,928	26,269	237,197
Product cost	58,430	64,595	62,638	7,958	70,596
Payroll and benefits	53,608	55,200	50,325	6,746	57,071
Depreciation and amortization	13,039	13,894	12,743	1,203	13,946
Other operating expenses	60,978	65,941	65,356	7,958	73,314

Operating income	20,391	19,406	19,866	2,404	22,270
Interest expense, net	8,100	18,025	38,726	3,385	42,111

Income (loss) before income taxes	12,291	1,381	(18,860)	(981)	(19,841)
Provision (benefit) for income taxes	4,932	28	(7,651)	(393)	(8,044)

Net income (loss)	$7,359	$1,353	$(11,209)	$(588)	$(11,797)

Net income (loss) per share
Basic	$7.31	$1.32	$(10.86)	$(0.73)
Diluted	$6.98	$1.26	$(10.86)	$(0.73)
Shares used in computing net income (loss) per share
Basic	1,007	1,022	1,032	810
Diluted	1,054	1,072	1,032	810
Supplementary Income Statement Data:
Restaurant other operating expense	$38,511	$39,900	$38,153	$4,623	$42,776
Franchise expense	3,427	3,410	2,794	352	3,146
General and administrative expense	19,040	22,631	24,409	2,983	27,392

Total other operating expenses	$60,978	$65,941	$65,356	$7,958	$73,314

Balance Sheet Data (at period end):
Cash and cash equivalents	$5,541	$5,916		$3,552
Net property(4)	64,678	64,103		71,307
Total assets	164,193	167,282		509,744
Total debt(5)	133,230	169,582		260,314
Total stockholders’ equity (deficiency)	(3,673)	(38,807)		171,691

	Predecessor(1)			Successor(1)
	Fiscal(3)		December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005	Fiscal 2005 Combined (2)(3)
	2003	2004
	(Dollars in thousands)
Other Financial Data:
Capital expenditures(6)	$12,262	$14,849	$13,270	$2,891	$16,161
EBITDA(7)(9)	33,430	33,300	32,609	3,607	36,216
Adjusted EBITDA(8)(9)	35,228	36,331	37,223	3,666	40,889
Same-store sales growth(10)
Company-operated	3.0%	5.2%			7.0%
Franchised	5.3%	6.7%			9.3%
System-wide	4.2%	6.0%			8.2%
Other Data (at period end):
Number of restaurants
Company-operated	137	137			142
Franchised	178	185			191

System-wide	315	322			333

(1)	We refer to ourselves as the Predecessor for all periods prior to CAC's acquisition of us and as the Successor for all periods subsequent to CAC's acquisition of us.
(2)	Fiscal 2005 combined reflects the addition of amounts for Predecessor December 30, 2004 to November 17, 2005 column and amounts for Successor November 18, 2005 to December 28, 2005 column.
(3)	We use a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2003, which ended December 31, 2003, was a 53-week fiscal year. Fiscal 2004 and 2005 were 52-week fiscal years.
(4)	Net property consists of property owned and property held under capital leases.
(5)	Total Predecessor debt consists of the 2009 Notes, the 2010 Notes, notes payable and capital lease obligations. Total Successor debt consists of untendered 2009 Notes, the 2013 Notes, the 2014 Notes, borrowings under the existing senior secured credit facilities and capital lease obligations.
(6)	Capital expenditures consist of cash paid for the purchase of property and cash paid for the purchase of restaurants from franchisees, which amounted to $1,288,000 and $2,421,000 in fiscal 2003 and fiscal 2004, respectively.
(7)	EBITDA represents net income before interest, taxes, depreciation and amortization.
(8)	We prepare Adjusted EBITDA by adjusting EBITDA to add back non-cash losses or to subtract non-cash gains on sales of restaurants, to add back non-cash impairment charges for certain restaurants, to add back certain expenses relating to the revaluation of options to purchase our shares of common stock in connection with dividends we paid to our former stockholders, to add back certain non-recurring expenses related to our acquisition by CAC, and to add back management fees paid to our former owners and our current owners.
(9)	EBITDA and Adjusted EBITDA presented in this prospectus are supplemental measures of our performance that are not required by, or presented in accordance with GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.
EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

As a result of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by backing out potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because we believe each measure is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. We use Adjusted EBITDA with additional adjustments to establish our budgets and analyze our operations as compared to our budgets, and we use it in our compensation plan as a basis for determining incentive compensation payments.

Also, our existing senior secured credit facilities and our indenture use measures similar to Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. We expect that our new senior secured credit facilities will use measures similar to Adjusted EBITDA (as used in the financial covenants of our existing senior secured credit facilities). For more information, see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt and Other Obligations.”
The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to our net income:
	Predecessor				Fiscal 2005 Combined
				Successor
	Fiscal		December 30, 2004 to November 17, 2005
	2003	2004		November 18, 2005 to December 28, 2005
	(Dollars in thousands)
Net income (loss)	$7,359	$1,353	$(11,209)	$(588)	$(11,797)
Provision (benefit) for income taxes	4,932	28	(7,651)	(393)	(8,044)
Interest expense, net	8,100	18,025	38,726	3,385	42,111
Depreciation and amortization	13,039	13,894	12,743	1,203	13,946

EBITDA	$33,430	$33,300	$32,609	$3,607	$36,216
Other non-cash expenses, net(a)	(507)	251	645	—	645
Stock option bonus expense(b)	1,866	2,288	443	—	443
Non-recurring transaction related expenses(c)	—	—	3,091	—	3,091
Management fees and expenses(d)	439	492	435	59	494

Adjusted EBITDA	$35,228	$36,331	$37,223	$3,666	$40,889

(a)	Represents non-cash gains and losses from the sale or disposal of property, primarily the sale of restaurants to franchisees in fiscal 2003 and fiscal 2004. Also consists of impairment charges for one restaurant during fiscal 2004 and two restaurants in fiscal 2005 where cash flows, while positive, were insufficient to cover the net book value of their respective assets.
(b)	As a result of dividends paid to our former stockholders, we incurred certain stock option bonus expenses to restore the approximate economic position of our option holders.
(c)	Represents non-recurring expenses related to one-time executive transaction bonuses and stock option bonus expenses in connection with our acquisition by CAC.
(d)	Prior to our acquisition by CAC, we paid an annual management fee in the amount of $400,000 plus travel and out-of-pocket expenses to our previous owners. We currently pay Trimaran, pursuant to a management agreement, an annual management fee in the amount of $500,000 plus travel and out-of-pocket expenses. Pursuant to the transactions, this annual management fee will terminate.
(10)	Same-store sales growth reflects the change in year-over-year sales for the comparable restaurant base. Restaurants enter the comparable base for same-store sales the first full week after that restaurant's one-year anniversary. System-wide same-store sales growth includes sales at company-operated restaurants and franchise restaurants. We do not record franchise restaurant sales as revenue. However, our royalty revenue is calculated based on a percentage of franchise restaurant sales.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Food-borne illness incidents could reduce our restaurant sales.

      We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food processors makes it difficult to monitor food safety compliance and may increase the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our company-operated or franchised restaurants could negatively affect our restaurant sales if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have had a material adverse impact on their operations, and we cannot assure you that we can avoid a similar impact upon the occurrence of a similar incident at our restaurants.

Negative publicity could reduce sales at some or all of our restaurants.

      We are, from time to time, faced with negative publicity relating to food quality, the safety of chicken, which is our principal food product, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers' food processing, employee relationships or other matters at one of our restaurants. Negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held to be responsible. In addition, the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to food service businesses unrelated to us, if customers mistakenly associate such unrelated businesses with our own operations. Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

The prospect of a pandemic spread of avian flu could adversely affect our business.

      If avian flu were to affect our supply of chicken, our operations may be negatively impacted, as prices may rise due to limited supply. In addition, misunderstanding by the public of information regarding the threat of avian flu could result in negative publicity that could adversely affect consumer spending and confidence levels. A decrease in traffic to our restaurants as a result of this negative publicity or as a result of health concerns, whether or not warranted, could materially harm our business.

Increases in the cost of chicken could materially adversely affect our operating results.

      Our principal food product is chicken. During fiscal 2003, fiscal 2004 and fiscal 2005, the cost of chicken included in our product cost was approximately 12.8%, 14.1% and 14.0%, respectively, of our revenue from company-operated restaurants. Material increases in the cost of chicken could materially adversely affect our operating results. Changes in the cost of chicken can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability and greater international demand for domestic chicken products. If we fail to anticipate and react to increasing food costs by adjusting our purchasing practices, our cost of sales may increase and our operating results could be adversely affected. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of chicken or other food and supplies, which we purchase at prevailing market or contracted prices. We have in the past limited our exposure to chicken prices through contracts with suppliers ranging in term from one to three years. In 2005, EPL entered into new contracts with terms ranging from two to three years with two primary suppliers of chicken that expire in February 2007 and February 2008. The price that we pay for chicken has increased as a result of these new contracts. Although it appears that our menu price increases in late 2004 have significantly offset the higher prices of chicken, future increases in the cost of chicken could materially and adversely affect our business, financial condition, results of operations and cash flows.

Failure to receive frequent deliveries of food and other supplies could result in a loss of revenue and materially and adversely impact our operations.

      Our and our franchisees' ability to maintain consistent quality menu items significantly depends upon our ability to acquire fresh food products, including the highest quality chickens and related items, from reliable sources in accordance with our specifications on a timely basis. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, contamination of food products, an outbreak of poultry diseases, inclement weather or other conditions could materially adversely affect the availability, quality and cost of ingredients, which would adversely affect our business, financial condition, results of operations and cash flows. We have contracts with a limited number of suppliers of most chicken, food and other supplies for our restaurants. In addition, one company distributes substantially all of the products we receive from suppliers. If that distributor or any supplier fails to perform as anticipated or seeks to terminate agreements with us, or if there is any disruption in any of our supply or distribution relationships for any reason, our business, financial condition, results of operations and cash flows could be materially adversely affected. Our inability to replace our suppliers in a short period of time on acceptable terms could increase our costs and cause shortages at our restaurants that may cause our company-operated or franchised restaurants to remove certain items from a restaurant's menu or temporarily close a restaurant. If we or our franchisees temporarily close a restaurant or remove popular items from a restaurant's menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage and thereafter if our customers change their dining habits as a result.

As most of our restaurants are concentrated in the greater Los Angeles area, our business is highly sensitive to events and conditions in the greater Los Angeles area.

      Our company-operated and franchised restaurants in the greater Los Angeles area generated, in the aggregate, approximately 88% of our revenue in fiscal 2004 and fiscal 2005. Our business will be materially adversely affected if we experience a significant decrease in revenue from these restaurants. Adverse changes in the demographic or economic conditions or an adverse regulatory climate in the greater Los Angeles area or the state of California could have a material adverse effect on our business. We also may have exposure to unexpected losses resulting from natural disasters or other catastrophic events affecting these areas. Catastrophes can be caused by various events, including earthquakes, fires, hurricanes, hailstorms, explosions, severe weather, or other natural or man-made disasters. The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial.

Our growth strategy depends in part on opening restaurants in new and existing markets and expanding our franchise system. We may be unsuccessful in opening new restaurants or establishing new markets, which could adversely affect our growth.

      We are reviewing additional sites for potential future El Pollo Loco restaurants. We currently plan to open seven to ten new company-operated restaurants each year. As of March 28, 2006, a total of 23 sites have been identified for new restaurant openings in 2006 through 2007. Historically, there is a period of time before a new El Pollo Loco restaurant achieves its targeted level of performance due to higher operating costs caused by start-up costs and other temporary inefficiencies. We have experienced delays in opening some of our restaurants and may experience delays in the future. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our or our franchisees' ability to:

•	identify available and suitable restaurant sites;

•	compete for restaurant sites;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	raise or have available an adequate amount of money for construction and opening costs;

•	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs; and

•	obtain, for an acceptable cost, required permits and regulatory approvals.

      If we are unable to open new restaurants, our earnings or revenue growth could be adversely affected and our business negatively affected as we expect a portion of our growth to come from new locations.

      As part of our growth strategy, we expect to enter into new geographic markets in which we have no prior operating or franchising experience through development agreements. In fiscal 2003, 2004 and 2005, we executed development agreements for new restaurants in California, Colorado, Arizona, Illinois, Texas, Washington, New York, New Jersey and the six New England states. We may face challenges in entering new markets, including difficulties in hiring experienced personnel and difficulties due to our unfamiliarity with local real estate markets and demographics. In addition, we may face additional challenges as most of the consumers in the new markets we plan to enter may be unfamiliar with our brand. Consumer recognition of our brand has been important in the success of company-operated and franchised restaurants in our existing markets. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. Any failure on our part to recognize or respond to these differences may adversely affect the success of our new restaurants. Expanding our franchise network will require the implementation of enhanced business support systems, management information systems, financial controls as well as additional management, franchise support and financial resources. The failure of a significant number of restaurants that open in new markets, or the failure to provide our franchisees with adequate support and resources, could materially adversely affect our business, financial condition, results of operations and cash flows.

      As part of our growth strategy, we also intend to open new restaurants in areas where we have existing restaurants. Since we typically draw customers from a relatively small geographic area around each of our restaurants, the operating results and comparable restaurant sales for existing restaurants that are near the area in which a new restaurant opens may decline, and the new restaurant itself may not be successful, due to the close proximity of some of our other restaurants and market saturation.

We rely in part on our franchisees, and if our franchisees cannot develop or finance new restaurants or build them on suitable sites or open them on schedule, our growth and success may be affected.

      We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. Our top ten franchisees operate approximately half of our franchised restaurants. A loss of, or the failure of, one or more of these franchisees could have a material adverse effect on our results of operations. Additionally, if one or more of these franchisees were to become insolvent or otherwise were unwilling or unable to pay us their fees, our business could be adversely affected.

      Since June 2003, we had executed development agreements that represent commitments to open 106 restaurants, 10 of which have already opened. These franchised restaurants will be located in California, Colorado, Washington, Arizona, Texas, Illinois, New York, New Jersey and the six New England states. Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that the franchisees we select will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas, and state franchise laws may limit our ability to terminate or modify these franchise arrangements. Moreover, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. The failure of franchisees to operate franchises successfully could have a material adverse effect on us, our reputation, our brands and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition, results of operations and cash flows.

      Franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or be able to find suitable sites on which to develop them. Franchisees may not be able to negotiate acceptable lease or purchase terms for restaurant sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenue. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new restaurants. The lack of adequate financing could adversely affect the number and rate of new restaurant openings by our franchisees and adversely affect our future franchise revenue. Also, we sublease certain restaurants to some existing California franchisees. If any such franchisees cannot meet their financial obligations under the sublease, or otherwise fail to honor or default under the terms of the sublease, we would be financially obligated under the master lease and could be materially adversely affected.

Our franchisees could take actions that could harm our business.

      Franchisees are independent business operators and are not our employees and we do not exercise control over their day-to-day operations of the restaurants. We provide training and support to franchisees, and set and monitor operational standards, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. If franchisees do not, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly.

      Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention of our management and our franchisees will be diverted from our restaurants, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow.

      Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. In addition, inflation and increased food or energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard chicken-based or Mexican-inspired food favorably or that we will be able to develop new products that appeal to consumer preferences. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

We may not be able to compete successfully with other quick service and fast casual restaurants.

      The food service industry, and particularly the quick service and fast casual segments, is intensely competitive. In addition, the greater Los Angeles area, the primary market in which we compete, consists of what we believe is the most competitive Mexican-inspired quick service and fast casual market in the country. We expect competition in this market to continue to be intense because consumer trends are favoring QSRs that offer healthier menu items made with better quality products. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, restaurant location and type and quality of food. If our company-operated and franchised restaurants cannot compete successfully with other quick service and fast casual restaurants in new and existing markets, we could lose customers and our revenue may decline. Our company-operated and franchised restaurants compete with national and regional quick service and fast casual restaurant chains for customers, restaurant locations and qualified management and other restaurant staff. Compared with us, some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or are planned to be located.

Our substantial level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

      We have substantial debt service obligations. At December 28, 2005, on a pro forma basis after giving effect to the transactions, our total debt would have been approximately $            million, which would have represented approximately        % of our total capitalization, and we would have had approximately $            million of available borrowings under our new senior secured revolving credit facility.

      Our high level of indebtedness could have important consequences to you and significant effects on our business, including the following:

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•	exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

      In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenue.

Matters relating to employment and labor laws may adversely affect our business.

      Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include employee classifications as exempt/non-exempt minimum wage requirements, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. Significant additional government-imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

•	minimum wages;

•	mandatory health benefits;

•	vacation accruals;

•	deferred compensation and retirement plans;

•	paid leaves of absence; and

•	tax reporting.

      On or about April 16, 2004, two former employees and one current employee filed a class action suit in the Superior Court of the State of California, County of Los Angeles, against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs' requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys' fees and costs as well as certain injunctive relief. The complaint was served on us on April 19, 2004. The court has ordered the class action stayed pending the arbitration of one of the named putative class plaintiffs as a result of his execution of a mandatory arbitration agreement with us. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. If a class were ultimately certified, any settlement of or judgment arising from such lawsuit could be material, and we cannot give any assurance that we would have the resources available to pay such settlement or judgment.

      Additionally, on or about October 18, 2005, one former general manager filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, alleged improper classification of general managers, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs' requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys' fees and costs. The complaint was served on us on December 16, 2005. The court has ordered the case deemed complex, and assigned it to the complex litigation panel. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

If we or our franchisees face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

      Labor is a primary component in the cost of operating our company-operated and franchised restaurants. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected.

      In addition, our success depends in part upon our and our franchisees' ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including guest service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, quick service restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced any significant problems in recruiting or retaining employees, our and our franchisees' ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could increase our and our franchisees' labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our franchisees to pay higher wages, which could also result in higher labor costs.

      We have a substantial number of hourly employees who are paid wage rates at or based on the applicable minimum wage. Increases in the minimum wage would increase our labor costs. We may be unable to increase our menu prices in order to pass these increased labor costs on to our guests, in which case our margins would be negatively affected.

      We and our franchisees have been affected by increasing healthcare and workers' compensation expenses impacting business in most industries, including ours. To manage premium increases we have been required to self-insure through higher deductibles or otherwise. If we are exposed to material liabilities that are not insured it could materially adversely affect our financial condition, results of operations and cash flows.

We may be locked into long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

      Many of our current leases are non-cancelable and typically have initial terms of 20 years and two or three renewal terms of five years that we may exercise at our option. We expect the leases that we enter into in the future will also be long-term and non-cancelable and have similar renewal options. Even if we close a restaurant, we may remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. We have obligations under leases for closed restaurants that had a net present value of $0.7 million at December 28, 2005. In addition, in connection with leases for restaurants that we will continue to operate, we may, at the end of the lease term and any renewal period for a restaurant, be unable to renew the lease without substantial additional cost, if at all. As a result, we may close or relocate the restaurant, which could subject us to construction and other costs and risks. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant. We maintain a reserve for restaurant closures, but there can be no assurance that this reserve will cover our actual full exposure from all restaurant closures.

We and our franchisees are subject to extensive government regulations that could result in claims leading to increased costs and restrict our ability to operate or sell franchises.

      We and our franchisees are subject to extensive government regulation at the federal, state and local government levels. These include, but are not limited to, regulations relating to the preparation and sale of food, zoning and building codes, franchising, land use and employee, health, sanitation and safety matters. We and our franchisees are required to obtain and maintain a wide variety of governmental licenses, permits and approvals. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.

      We are also subject to regulation by the Federal Trade Commission and subject to state and foreign laws that govern the offer, sale, renewal and termination of franchises and our relationship with our franchisees. The failure to comply with these laws and regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on franchise sales, fines or the requirement of us to make a rescission offer to franchisees, any of which could affect our development agreements for new restaurants that we expect to open in the future and thus could materially adversely affect our business and operating results. Any such failure could also subject us to liability to our franchisees.

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

      We have registered the names El Pollo Loco®, Pollo Bowl® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and in approximately 42 foreign countries. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance.

      The contractual rights to use the name El Pollo Loco and certain related trademarks and intellectual property in Mexico were assigned to us in 1996, pursuant to an agreement between us and a company controlled by Jose Francisco Ochoa, the founder of the first El Pollo Loco restaurant in Mexico and the United States. As consideration for the assignment of such rights, we agreed, subject to the terms and conditions of the agreement, to use commercially reasonable efforts to develop a minimum number of restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that we develop. On March 31, 2004, EPL-Mexico filed suit against us in state court in Laredo, Texas alleging, among other things, that we breached our agreement with EPL-Mexico by failing to exploit the trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco® in Mexico should revert to EPL-Mexico. EPL-Mexico also initiated an “amparo” proceeding, which is an administrative challenge under Mexican law, to our ownership of the trademarks before the Mexican Intellectual Property Institute. This proceeding was resolved in our favor by Mexico's Supreme Court of Justice of the Nation. We successfully removed the Texas action to federal court and we have filed a counterclaim against EPL-Mexico to defend our rights to the trademarks in Mexico. We believe that EPL-Mexico's claims are without merit and that, based on the agreement, we possess adequate legal and contractual rights to use the intellectual property in question in Mexico. However, failure to prevail in this action could result in the loss of our ownership in Mexico of the El Pollo Loco trademarks and intellectual property at issue, which could affect our brand in the United States and elsewhere.

      We maintain as trade secrets or otherwise confidential certain proprietary standards, specifications and operating procedures. We may not be able to prevent the unauthorized disclosure or use of our trade secrets or proprietary information, despite the existence of confidentiality agreements and other measures. If any of our trade secrets or proprietary information were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

      We franchise our restaurants to various franchisees. While we try to ensure that the quality of our brands and branded products is maintained by all of our franchisees, we cannot be certain that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation.

      There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

We are and could be party to litigation claims that could materially and adversely affect our business, financial condition, results of operations or cash flows by distracting management, increasing our expenses or subjecting us to potential money damages and other remedies.

      From time to time, we are subject to litigation and other claims arising out of our business operations, including actions arising out of employee matters and labor laws, matters relating to our franchisees, environmental claims and complaints relating to compliance with disability regulations. The outcome of these actions cannot be predicted, and no assurance can be given that such litigation or actions would not have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may become subject to liabilities arising from environmental laws that could likely increase our operating expenses and materially and adversely affect our business and results of operations.

      We are subject to federal, state and local laws, regulations and ordinances that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices for solid and hazardous wastes; and

•	impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

      In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities for clean-up costs and personal injury or property damage, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. Certain of our properties may be located on sites that we know or suspect have been used by prior owners or operators as retail gas stations. Such properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. We are aware of contamination from a release of hazardous materials by a previous owner at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the contamination at any of these properties. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination. Although we lease most of our properties and in those cases when we own the property we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we cannot assure you that we will not be liable for environmental conditions relating to our prior, existing or future restaurants or restaurant sites. If we are found liable for the costs of remediation of contamination at any of our properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

      While we have conducted environmental reviews of restaurants opened since 2000, we have not conducted a comprehensive environmental review of all of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

We depend on the services of key executives, the loss of whom could materially harm our business.

      Some of our senior executives have been instrumental to our success by setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Our future performance will substantially depend on our ability to retain and motivate them. Losing the services of any of these individuals could materially adversely affect our business until a suitable replacement could be found. We believe that they could not easily be replaced with executives of equal experience and capabilities. Although we have employment agreements with our key executives, we could not prevent them from terminating their employment with us. We do not maintain key person life insurance policies on any of our executives.

Compliance with regulation of corporate governance and public disclosure may result in additional expense as well as divert company resources and management attention, and failure to maintain adequate internal controls or to implement new control could have a material adverse effect on our business, financial position or results of operations.

      Although our subsidiaries have been publicly reporting since 2004, either pursuant to the Securities Exchange Act of 1934 or as voluntary filers, keeping abreast of, and in compliance with, laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, requires, and will continue to require, a significant amount of management attention and external resources. We intend to invest all reasonably necessary resources to comply with evolving standards, and this investment will result in increased general and administrative expense and a diversion of management time and attention from revenue-generating activities to compliance activities.

      Beginning with our annual report on Form 10-K report for fiscal 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management that includes management's assessment of the effectiveness of our internal control over financial reporting as of the end of each fiscal year. That report also will be required to include a statement that our independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Our failure to comply with Section 404, including issuing the management report and obtaining the attestation report, may materially adversely affect our reputation, our financial condition and the value of our shares.

      Internal control over financial reporting also may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. In addition, during management's review and evaluation of our internal control systems, management may discover deficiencies not only in our internal control systems, but also in our operations, which may require significant management attention and may entail significant expense to remediate, including costs relating to any financial restatement if required. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, our business, financial position and results of operations could be materially adversely affected.

      Although Intermediate and EPL have been publicly reporting since 2004, being a publicly traded company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Following this offering, we will continue to be controlled by affiliates of Trimaran and their interests may conflict with your interests.

      Affiliates of Trimaran indirectly own approximately        % of our common stock and upon completion of this offering will own approximately        % of our common stock. Following this offering, affiliates of Trimaran will continue to control the election of a majority or more of our directors, the appointment of new management and the approval of any action requiring the vote of our stockholders, including amendments of our certificate of incorporation, mergers or sales of substantially all our assets and the election or removal of our entire board of directors. The directors elected by affiliates of Trimaran are able to make decisions affecting our capital structure, including decisions to issue additional capital stock and incur additional debt. Your interests may not in all cases be aligned with Trimaran's interests and Trimaran could take actions or make decisions that are not in your best interests.

Risks Related to Our Common Stock and This Offering

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

      Prior to this initial public offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or otherwise, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any common stock that you buy.

      The initial public offering price for the common stock will be determined by negotiations among us, Trimaran and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

The price of our common stock is subject to volatility, which may make it more difficult to realize a gain on your investment in our common stock.

      There has been significant volatility in the market price and trading volume of securities of companies operating in the restaurant industry, which has often been unrelated to operating performance of particular companies. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

      The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those described above under “Risks Related to Our Business,” and the following:

•	actual or anticipated fluctuations in our or our competitors' operating results and growth rates;

•	announcements by us or our competitors of new locations or menu items, capacity changes, significant contracts, acquisitions or strategic investments;

•	the financial market and general economic conditions;

•	quarterly variations in our operating results;

•	changes in stock market analyst recommendations regarding us, our competitors or the restaurant industry generally, or lack of analyst coverage of our common stock;

•	sales of our common stock by our executive officers, directors or Trimaran or sales by us of substantial amounts of common stock; and

•	changes in accounting principles.

      In the past, following periods of volatility in the market price of a particular company's securities, litigation has often been brought against that company. If litigation of this type is brought against us, it could be extremely expensive and would divert our management's attention and our resources that would otherwise be used to benefit the future performance of our operations.

Investors in this offering will suffer immediate and substantial dilution.

      The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. As of December 28, 2005, prior to giving effect to the transactions, our net tangible book value was $(229.7) million and our net tangible book value per share was $(0.28). Net tangible book value per share as of December 28, 2005 represents the amount of our total tangible assets minus our total tangible liabilities, divided by the number of shares of our common stock that were outstanding on December 28, 2005. Tangible assets represents our total assets less our intangible assets, consisting of goodwill, domestic trademarks and other intangible assets. Tangible liabilities represents our total liabilities less our intangible liabilities. Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $            in the net tangible book value per share of our common stock, based upon an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus. This dilution is due in part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. Additional dilution will occur upon the exercise of outstanding options or if we otherwise issue additional shares of our common stock.

      After giving effect to the transactions, including the application of the proceeds of the offering and the borrowings we will make under the new senior secured credit facilities, as described in “Use of Proceeds,” based upon an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, our net tangible book value as of December 28, 2005, would have been approximately $        million, or $        per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $        per share and an immediate dilution to new investors in this offering of $        per share. For more information, see “Dilution.”

A substantial percentage of our voting power will be controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

      Upon completion of this offering, affiliates of Trimaran will hold approximately        % of our voting power, or        % of our voting power if the underwriters' exercise their over-allotment option in full. As a result of this ownership, Trimaran will have significant influence in the consideration of all matters requiring the approval of our stockholders. These matters include the election or removal of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of mergers or sales of substantially all our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. So long as affiliates of Trimaran continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to influence our decisions and may pursue corporate actions that conflict with the interests of our other stockholders.

Our certificate of incorporation, our by-laws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

      Provisions of the Delaware General Corporation Law, or DGCL, our certificate of incorporation and our by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

•	limitations on the ability of stockholders to act by written consent or to call special meetings;

•	advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

•	the authority of our board of directors to issue, without stockholder approval, up to million shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

      We also expect to be afforded the protections of Section 203 of the DGCL, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained. See “Description of Capital Stock.”

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

      Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through a future issuance of common stock. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.

      After this offering, affiliates of Trimaran will own        % of our outstanding shares of our common stock, or        % if the underwriters exercise their over-allotment option in full. Trimaran has no contractual obligation to retain any of our common stock, except for the 180-day period following this offering during which period it will not sell any of our common stock without the consent of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (who may grant such consent at any time and without notice to you). Subject to applicable securities laws, after the expiration of this 180-day period. Trimaran may sell any and all of our common stock that it beneficially owns. In addition, after the expiration of a similar 180-day period, we could issue and sell additional shares of our common stock. Any sale by Trimaran or us of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock.

      Upon the earlier of 180 days after an initial public offering or the end of any lock-up period, affiliates of Trimaran will, under our stockholders agreement, be entitled, subject to certain exceptions, to exercise demand registration rights to register their shares of our common stock under the Securities Act. By exercising these registration rights, and selling a large number of shares of our common stock, the price of our common stock could decline. Approximately       shares of common stock, will be subject to the registration rights upon completion of this offering. See “Certain Relationships and Related Transactions—Stockholders Agreement.”

      In connection with this offering, we intend to file a registration statement on Form S-8 to register shares of our common stock that are or will be reserved for issuance under our stock incentive and equity compensation plans. Significant sales of our common stock pursuant to our stock incentive plan could also adversely affect the market price for our common stock.

FORWARD-LOOKING STATEMENTS

      This prospectus may contain “forward-looking statements” that reflect, when made, our expectations or beliefs concerning future events that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including, without limitation, some of the statements under “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” are forward-looking statements. Forward-looking statements may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will be,” “should,” “may,” “could,” “will continue,” “will likely result,” or other similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. Forward-looking statements and our plans and expectations are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, and our business in general is subject to risks that could affect the value of our securities, including the factors discussed under “Risk Factors.” These factors include, among other things, the following:

•	concerns about food-borne illnesses;

•	negative publicity, whether or not valid;

•	adverse public perception due to the occurrence of avian flu;

•	increases in the cost of chicken;

•	our dependence upon frequent deliveries of food and other supplies;

•	our sensitivity to events and conditions in the greater Los Angeles area;

•	our ability to open new restaurants in new and existing markets;

•	our reliance in part on our franchisees;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our ability to compete successfully with other quick service and fast casual restaurants;

•	our ability to service our indebtedness;

•	matters relating to employment and labor laws;

•	labor shortages or increases in labor costs;

•	our ability to renew leases at the end of their terms;

•	the impact of federal, state or local government regulations relating to the preparation and sale of food, zoning and building codes, and employee, environmental and other matters;

•	our ability to protect our name and logo and other proprietary information; and

•	the impact of litigation.

      These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” We cannot assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. Also, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our obligation to disclose material information as and when required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

THE TRANSACTIONS

      We intend to use the net proceeds of this offering along with $        million senior secured term loan borrowings and $        million of senior secured revolving credit facility borrowings under the new senior secured credit facilities to:

•	repay all amounts outstanding under the existing senior secured credit facilities;

•	consummate our offer to purchase in full $ million aggregate principal amount outstanding of the 2013 Notes;

•	consummate our offer to purchase in full $ million aggregate principal amount outstanding of the 2014 Notes;

•	pay a fee of $ million to Trimaran to terminate the management agreement we entered into with Trimaran and $ million to Trimaran as an advisory fee related to the transactions; and

•	pay fees and expenses related to the transactions.

      New Senior Secured Credit Facilities. In connection with this offering, we intend to enter into new senior secured credit facilities consisting of a $        million senior secured revolving credit facility and a $        million senior secured term loan. See “Description of Indebtedness—Indebtedness to Be Incurred—New Senior Secured Credit Facilities” for a description of the expected material terms of the new senior secured credit facilities. We expect the new senior secured credit facilities to be completed simultaneously with the closing of this offering. Our entry into the new senior secured credit facilities is conditioned on the completion of this offering and the tender offers and consent solicitations for the 2013 Notes and the 2014 Notes described below.

      2013 Notes Tender Offer and Consent Solicitation. On                     , 2006, EPL, our wholly owned subsidiary, commenced a tender offer to purchase for cash all of the outstanding 2013 Notes and we solicited consents to amend the indenture governing the 2013 Notes to remove substantially all of the restrictive covenants thereunder. The total consideration to be paid to holders that tender their 2013 Notes and deliver their related consents by                     , 2006 is $        per $1,000 principal amount of the 2013 Notes, including a consent payment of $        per $1,000 of principal amount, together with accrued interest through, but excluding, the date of purchase. Holders that tender their 2013 Notes after                     , 2006 and prior to the expiration of the tender offer will receive $        per $1,000 principal amount, together with accrued interest through, but excluding, the date of purchase. If all the 2013 Notes are validly tendered by                     , 2006, we expect to pay an aggregate of $        million to purchase the 2013 Notes, including the consent payments and interest through                     , 2006 payable on the 2013 Notes. The tender offer and consent solicitation for the 2013 Notes are conditioned on the valid tender by the holders of the 2013 Notes of at least a majority in aggregate principal amount of the 2013 Notes outstanding. The tender offer and consent solicitation for the 2013 Notes are conditioned upon the completion of this offering.

      2014 Notes Tender Offer and Consent Solicitation. On                     , 2006, Intermediate, our wholly owned subsidiary, commenced a tender offer to purchase for cash all of the outstanding 2014 Notes and we solicited consents to amend the indenture governing the 2014 Notes to remove substantially all of the restrictive covenants thereunder. The total consideration to be paid to holders that tender their 2014 Notes and deliver their related consents by            , 2006 is $        per $1,000 of accreted value of the 2014 Notes, including a consent payment of $        per $1,000 of accreted value. Holders that tender their 2014 Notes after                     , 2006 and prior to the expiration of the tender offer will receive $        per $1,000 accreted value. If all the 2014 Notes are validly tendered by                     , 2006, we expect to pay an aggregate of $        million to purchase the 2014 Notes, including the consent payments. The tender offer and consent solicitation for the 2014 Notes are conditioned on the valid tender by the holders of the 2014 Notes of at least a majority in aggregate principal amount of the 2014 Notes outstanding. The tender offer and consent solicitation for the 2014 Notes are conditioned upon the completion of this offering.

      Termination of Management Agreement and Payment of Advisory Fee. In connection with our acquisition by CAC, we entered into a management agreement with Trimaran and CAC, pursuant to which, among other things, Trimaran and CAC agreed to provide certain advisory services to us for a yearly fee of $500,000, plus expenses. As part of this offering, we will terminate this management agreement with Trimaran and CAC and pay a one-time fee of $     million. In addition, we have agreed to pay Trimaran a transaction advisory fee of $     million in connection with Trimaran's advice and assistance in structuring the transactions. See “Certain Relationships and Related Transactions—Monitoring and Management Services Agreement” for more information.

      The Mergers. Prior to the consummation of this offering, CAC will merge with and into CSC, with CSC being the surviving corporation and, immediately following that merger, CSC will merge with and into us, with our company being the surviving entity. We refer to these two merger transactions as “the mergers.” The mergers will simplify our organizational structure and have an insignificant effect on our consolidated financial statements included elsewhere in this prospectus. In the mergers, all             shares of CAC common stock and options to purchase             shares of CAC common stock, including shares and options held by LLC and members of our management, will be converted into          shares of our common stock and options to purchase          shares of our common stock. Pursuant to the terms of the award agreements under which the options were granted, 50% of the unvested options will vest immediately upon consummation of this offering and these options, together with any previously vested options, will remain exercisable in accordance with the terms of the original grant. The other 50% of the unvested options will automatically terminate and the optionees will be entitled to receive grants of our restricted stock with an aggregate economic value equal to the fair market value (measured at the close of business of the first day of public trading) of the shares of our common stock into which the terminated unvested options were exercisable minus the aggregate exercise price of such options.

      We expect that we will enter into the new senior credit facilities at the time we close this offering and we expect that this offering will close concurrently with the closing of the tender offers and consent solicitations for the 2013 Notes and the 2014 Notes.

      We refer to the mergers, this offering, the entering into the new senior secured credit facilities, the offers to purchase the 2013 Notes and the 2014 Notes and the application of the proceeds of this offering and borrowings under the new senior secured credit facilities in the manner described above as “the transactions.”

      See “Use of Proceeds” for more information.

USE OF PROCEEDS

      Based upon an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), we will receive from this offering net proceeds of approximately $        million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $        million. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      The following table illustrates the estimated sources of and uses for the proceeds of this offering and the borrowings under the new senior secured credit facilities, assuming that the transactions all occurred as of                      and that the underwriters have not exercised their over-allotment option. See “The Transactions.” Actual amounts may differ.

Sources of Funds	Amounts	Uses of Funds	Amounts
	(in thousands)		(in thousands)
Available cash	$	Repayment of existing senior
Proceeds from this offering		secured credit facilities(1)	$
New senior secured credit		Repurchase of 2013 Notes(2)
facilities—revolving credit		Repurchase premium for 2013
facility		Notes and accrued interest(3)
New senior secured credit		Repurchase of 2014 Notes(4)
facilities—term loan		Repurchase premium for 2014 Notes(5)
Management agreement termination fee
Transactions advisory fee to Trimaran
Fees and expenses

Total Sources	$	Total Uses	$

(1)	As of , we had $ million of outstanding existing term loan borrowings and $ million of existing revolving credit facility borrowings, including accrued interest. As of , the interest rate on the term loan borrowings was % and on the revolving credit facility borrowings was %. The existing senior secured credit facilities mature on November 18, 2011.

(2)	As of , there was $ million aggregate principal amount outstanding of the 2013 Notes and interest accrues at the rate of 11 3⁄4% per year. The 2013 Notes mature on November 15, 2013. Net proceeds from the issuance of the 2013 Notes were used to consummate CAC's acquisition of us, refinance indebtedness and pay related fees and expenses.

(3)	Assumes all the 2013 Notes have been tendered on or before and all holders of the 2013 Notes will receive the consent payment.

(4)	As of , there was $ million aggregate principal amount outstanding of the 2014 Notes. Cash interest is payable on the 2014 Notes at a rate of 14 1⁄2% beginning on May 15, 2010. Prior to that time the principal value of the 2014 Notes will increase at a rate of 14 1⁄2% compounded annually. The 2014 Notes mature on November 15, 2014. Net proceeds from the issuance of the 2014 Notes were used to consummate CAC's acquisition of us, refinance indebtedness and pay related fees and expenses.

(5)	Reflects accreted value of the 2014 Notes through, but excluding, the date of purchase and assumes all the 2014 Notes have been tendered on or before , and all holders of the 2014 Notes will receive the consent payment.

DIVIDEND POLICY

      Our board of directors does not anticipate authorizing the payment of cash dividends on our common stock in the foreseeable future. Our board of directors currently intends to retain all available funds and any future earnings to repay debt or to finance the further expansion and continued growth of our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital requirements, general business conditions and any other factors our board of directors deems relevant. In addition, we expect that our ability to pay cash dividends will be restricted under the terms of the new senior secured credit facilities. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness—Indebtedness to Be Incurred—New Senior Secured Credit Facilities.”

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of December 28, 2005 on an actual basis and on an as adjusted basis as if the completion of the transactions had occurred on December 28, 2005. See “Use of Proceeds” and “The Transactions.”

      You should read the information in this table together with our consolidated financial statements and related notes included elsewhere in this prospectus, and with “Selected Consolidated Financial and Other Data” and “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

	As of December 28, 2005
	Actual	As Adjusted
	(Dollars in thousands except per share amount)
Cash and cash equivalents(1)	$3,552	$

Total debt:
Existing senior secured revolving credit facility(2)	2,775
Existing senior secured term loan	104,500
2014 Notes(3)	22,889
2013 Notes(4)	123,425
2009 Notes	250
Capital leases	6,475
New senior secured revolving credit facility(5)	—
New senior secured term loan	—

Total long-term debt	260,314
Stockholders' equity:
Common stock, $0.10 par value—actual: 2,000,000 shares authorized; 810,233 shares issued and outstanding; as adjusted: shares authorized; shares issued and outstanding	81
Additional paid-in capital(1)	172,198
Accumulated deficit(6)	(588)

Total stockholders' equity (1)	171,691

Total capitalization(1)	$432,005	$

(1)	Each $1.00 increase in the assumed initial public offering price of $ per share would increase each of and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $ per share would decrease cash and cash equivalents to $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	As of , we had $ million of available borrowings under the existing senior secured revolving credit facility.

(3)	In May 2006, Intermediate commenced a tender offer to purchase for cash any and all outstanding 2014 Notes. The total consideration to be paid to holders that tender their 2014 Notes and deliver their related consents by , 2006 is $ per $1,000 of accreted value of the 2014 Notes, including a consent payment of $ per $1,000 of accreted value. As adjusted assumes all of the 2014 Notes will be tendered and accepted for payment in the tender offer. If any 2014 Notes are not tendered and accepted for purchase, such notes will remain outstanding. See “The Transactions.”

(4)	In May 2006, EPL commenced a tender offer to purchase for cash any and all outstanding 2013 Notes. The total consideration to be paid to holders that tender their 2013 Notes and deliver their related consents by , 2006 is $ per $1,000 of principal amount of the 2013 Notes, including a consent payment of $ per $1,000 of principal amount, together with accrued interest through, but excluding, the date of purchase. As adjusted assumes all of the 2013 Notes will be tendered and accepted in the tender offer. If any 2013 Notes are not tendered and accepted for purchase, such notes will remain outstanding. See “The Transactions.”

(5)	Following the completion of the transactions, we expect to have $ million of available borrowings under our new senior secured revolving credit facility. See “Description of Indebtedness—Indebtedness to be Incurred—New Senior Secured Credit Facilities.”

(6)	As adjusted accumulated deficit reflects the write-off of $ million deferred financing costs relating to the repayment in full of our existing senior secured credit facilities and the repurchase of the 2014 Notes and the 2013 Notes and $ million of tender premiums, consent fees and associated expenses related to the repurchase of the 2014 Notes and the 2013 Notes in connection with the transactions.

DILUTION

      Purchasers of the common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock immediately following the completion of the offering. Net tangible book value represents the amount of our total tangible assets minus our total tangible liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. Tangible assets represent our total assets less our intangible assets consisting of goodwill, domestic trademarks and other intangible assets. Tangible liabilities represents our total liabilities less our intangible liabilities. As of December 28, 2005, our net tangible book value was $(229.7) million and our net tangible book value per share was $(0.28).

      After giving effect to the transactions, including the mergers and the application of the proceeds of the offering, as described in “Use of Proceeds,” based upon an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, our net tangible book value as of December 28, 2005, would have been approximately $        million, or $        per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $        per share and an immediate dilution to new investors in this offering of $        per share. The following table illustrates this per share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of December 28, 2005	$(0.28)
Increase in net tangible book value per share attributable to cash payments made by purchasers

As adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors		$

      A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our as adjusted net tangible book value by $        million, as adjusted net tangible book value per share after this offering by $        per share, and the dilution per share to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price from the price assumed above, would increase (decrease) our net tangible book value after giving effect to the transactions by approximately $        million, increase (decrease) our adjusted net tangible book value per share after giving effect to the transactions by $        per share, and decrease (increase) the dilution in net tangible book value per share to new investors in this offering by $        per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option. The pro forma information discussed above is illustrative only.

      The following table summarizes, as of December 28, 2005 on a pro forma basis, the total number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses. The calculation below is based on an assumed initial offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
(Dollars in millions)
Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%

      An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $        per share by $1.00 would increase (or decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $        million, $        million and $1.00, respectively, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

      The foregoing discussion and tables do not include:

•	shares that may be issued pursuant to the underwriters' over-allotment options; and

•	shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share.

      To the extent that all outstanding options are exercised, your investment will be further diluted by an additional $        per share. In that event, the total number of shares of common stock purchased from us by our existing stockholders would be            , the aggregate cash consideration paid to us by our existing stockholders would be $        million and the average price per share paid by existing stockholders would be $        per share. In addition, you will incur additional dilution if we grant more options in the future with exercise prices below the initial public offering price.

      If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately    % and our new investors would own approximately    % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table contains our selected consolidated historical financial data for fiscal 2001, 2002, 2003, 2004 and 2005. The selected consolidated historical financial data has been derived from the historical consolidated financial statements of Holdings. The discussion of the results of operations for fiscal 2005 is based on the combined results for the period from December 30, 2004 through November 17, 2005, prior to our acquisition by CAC, and for the period November 18, 2005 through December 28, 2005, subsequent to our acquisition by CAC.

      The selected consolidated financial data should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

	Predecessor(1)					Successor(1)
	Fiscal(3)				December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005	Fiscal 2005 Combined (2)(3)
	2001	2002	2003	2004
	(Amounts in thousands, except per share data)
Income Statement Data:
Restaurant revenue	$174,818	$182,549	$193,220	$204,820	$197,267	$24,527	$221,794
Franchise revenue	11,719	12,683	13,226	14,216	13,661	1,742	15,403

Total operating revenue	186,537	195,232	206,446	219,036	210,928	26,269	237,197
Product cost	52,740	55,116	58,430	64,595	62,638	7,958	70,596
Payroll and benefits	47,821	51,983	53,608	55,200	50,325	6,746	57,071
Depreciation and amortization	14,137	13,169	13,039	13,894	12,743	1,203	13,946
Other operating expenses	53,513	54,789	60,978	65,941	65,356	7,958	73,314

Operating income	18,326	20,175	20,391	19,406	19,866	2,404	22,270
Interest expense, net	9,951	8,099	8,100	18,025	38,726	3,385	42,111

Income (loss) before income taxes	8,375	12,076	12,291	1,381	(18,860)	(981)	(19,841)
Provision (benefit) for income taxes	3,713	4,798	4,932	28	(7,651)	(393)	(8,044)

Net income (loss)	$4,662	$7,278	$7,359	$1,353	$(11,209)	$(588)	$(11,797)

Net income (loss) per share
Basic	$4.64	$7.24	$7.31	$1.32	$(10.86)	$(0.73)
Diluted	$4.37	$6.93	$6.98	$1.26	$(10.86)	$(0.73)
Shares used in computing net income (loss) per share
Basic	1,004	1,005	1,007	1,022	1,032	810
Diluted	1,067	1,050	1,054	1,072	1,032	810
Supplementary Income Statement Data:
Restaurant other operating expense	$34,694	$36,773	$38,511	$39,900	$38,153	$4,623	$42,776
Franchise expense	3,538	3,556	3,427	3,410	2,794	352	3,146
General and administrative expense	15,281	14,460	19,040	22,631	24,409	2,983	27,392

Total other operating expenses	$53,513	$54,789	$60,978	$65,941	$65,356	$7,958	$73,314

Balance Sheet Data (at period end):
Cash and cash equivalents	$6,826	$3,011	$5,541	$5,916		$3,552
Net property(4)	68,608	65,090	64,678	64,103		71,307
Total assets	167,836	154,572	164,193	167,282		509,744
Total debt(5)	82,895	71,457	133,230	169,582		260,314
Total stockholders' equity (deficiency)	30,747	38,311	(3,673)	(38,807)		171,691
Other Data:
Capital expenditures(6)	$14,140	$10,382	$12,262	$14,849	$13,270	$2,891	$16,161
Same-store sales growth(7)
Company-operated	4.3%	(0.8)%	3.0%	5.2%			7.0%
Franchised	7.5%	2.0%	5.3%	6.7%			9.3%
System-wide	5.9%	0.6%	4.2%	6.0%			8.2%

	Predecessor(1)					Successor(1)
	Fiscal(3)				December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005	Fiscal 2005 Combined (2)(3)
	2001	2002	2003	2004
Number of restaurants (at period end)
Company-operated	136	134	137	137			142
Franchised	157	171	178	185			191

System-wide	293	305	315	322			333

(1)	We refer to ourselves as the Predecessor for all periods prior to CAC's acquisition of us and as the Successor for all periods subsequent to CAC's acquisition of us.

(2)	Fiscal 2005 combined reflects the addition of amounts for the Predecessor period December 30, 2004 to November 17, 2005 and amounts for the Successor period November 18, 2005 to December 28, 2005.

(3)	We use a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2003, which ended December 31, 2003, was a 53-week fiscal year. Fiscal 2001, 2002, 2004 and 2005 were 52-week fiscal years.

(4)	Net property consists of property owned and property held under capital leases.

(5)	Total Predecessor debt consists of the 2009 Notes, the 2010 Notes, notes payable and capital lease obligations. Total successor debt consists of untendered 2009 Notes, the 2013 Notes, the 2014 Notes, borrowings under the existing senior secured credit facilities and capital lease obligations.

(6)	Capital expenditures consist of cash paid for the purchase of property as well as cash paid for the purchase of restaurants from franchisees, which amounted to $1,288,000 and $2,421,000 in fiscal 2003 and 2004, respectively.

(7)	Same-store sales growth reflects the change in year-over-year sales for the comparable restaurant base. Restaurants enter the comparable base for same-store sales the first full week after that restaurant's one-year anniversary. System-wide same-store sales growth includes sales at company-operated restaurants and franchise restaurants. We do not record franchise restaurant sales as revenue. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements.

      The unaudited pro forma condensed consolidated statement of operations for the year ended December 28, 2005 gives effect to the Acquisition and Original Financing (as described below) on a pro forma basis and to the transactions on a pro forma as adjusted basis, as if they occurred on the first day of that period.

      The Acquisition. On September 27, 2005, we entered into a stock purchase agreement among CAC, us, Intermediate, EPL, our existing equity holders, who include our current management, and American Securities Capital Partners, L.P., or ASCP, our former controlling stockholder. Pursuant to the stock purchase agreement, CAC agreed to purchase all of our issued and outstanding common stock (other than certain shares exchanged by existing shareholders, including management), which we refer to as the Acquisition. On November 18, 2005, the Acquisition was completed. The purchase price for the stock transferred in the Acquisition was based on a debt-free purchase price (subject to adjustment as provided in the stock purchase agreement for debt and debt related costs, transaction expenses, working capital and management retained equity) for all of our issued and outstanding common stock, and totaled $435.9 million.

      The Original Financing. On November 18, 2005, EPL Intermediate Finance Corp., a Delaware corporation, or Intermediate Finance, issued the 2014 Notes, consisting of $39.3 million aggregate principal amount at maturity of 14 1⁄2% senior discount notes due 2014. Intermediate Finance merged with and into Intermediate with Intermediate surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. On November 18, 2005, EPL Finance Corp., a Delaware corporation, or EPL Finance, issued the 2013 Notes, consisting of $125.0 million aggregate principal amount of 11 3⁄4% senior notes due 2013. The 2013 Notes are guaranteed by Intermediate. EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance’s obligations under the notes and the related indenture. On November 18, 2005, EPL entered into the existing senior secured credit facilities, with Intermediate as parent guarantor. The existing senior secured credit facilities provide for a $104.5 million term loan and $25.0 million in revolving availability. In connection therewith, Intermediate's prior credit facility was paid off in full. See “Description of Indebtedness—Indebtedness to Be Repaid—Existing Senior Secured Credit Facilities.”

      The Transactions. Pro forma adjustments for the transactions reflect (i) the mergers, including the conversion of shares of CAC common stock and options to purchase shares of CAC common stock into shares of our common stock and options to purchase shares of our common stock, and the subsequent termination of certain unvested options to purchase shares of our common stock in exchange for shares of our restricted stock in connection with this offering, (ii) the issuance of            shares of our common stock in this offering, (iii) our entering into the new senior secured credit facilities and (iv) the application of the net proceeds of this offering of $           million, and the $           million senior secured term loan borrowings and the $           million senior secured revolving credit facility borrowings under the new senior secured credit facilities to (a) repay all amounts outstanding under the existing senior secured credit facilities, (b) purchase the $           million aggregate principal amount outstanding of the 2013 Notes, (c) purchase the $           million aggregate principal amount outstanding of 2014 Notes, (d) pay a fee of $           million to Trimaran to terminate the management agreement we entered into with Trimaran, (e) pay $           million to Trimaran as an advisory fee related to the transactions and (f) pay fees and expenses related to the transactions.

      The following unaudited pro forma condensed consolidated balance sheet data as of December 28, 2005 gives effect to the transactions as if they occurred as of that date. All financial effects resulting from the Acquisition and the Original Financing are already reflected in our consolidated historical balance sheet as of December 28, 2005, and accordingly, no pro forma adjustments to the condensed consolidated balance sheet are necessary for these items.

      The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the Acquisition, the Original Financing and the transactions for which we are giving pro forma effect actually occurred on the dates indicated as described above and in the accompanying notes, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for the full year or any future period. A number of factors may affect our results. See “Forward-Looking Statements” and “Risk Factors.”

      The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma statement of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial information. The unaudited pro forma financial information should be read in conjunction with “Capitalization,” “The Transactions,” “Use of Proceeds,” “Selected Historical Financial Data,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor	Successor
	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005	Adjustments Related to the Acquisition and the Original Financing		Pro Forma Fiscal 2005	Adjustments Related to the Transactions (5)	Pro Forma As Adjusted Fiscal 2005
	(Amounts in thousands, except per share data)
Operating revenue:
Restaurant revenue	$197,267	$24,527			$221,794	$	$
Franchise revenue	13,661	1,742			15,403

Total operating revenue	210,928	26,269			237,197
Operating expenses:
Product cost	62,638	7,958			70,596
Payroll and benefits	50,325	6,746			57,071
Depreciation and amortization	12,743	1,203	$(4,376	)(1)	9,570
Other operating expenses	65,356	7,958	2,428	(2)	75,742

Total operating expenses	191,062	23,865	(1,948)		212,979

Operating income	19,866	2,404	1,948		24,218
Interest expense—Net of interest income for $369 and $60 for the periods ended November 17, 2005 and December 28, 2005, respectively	38,726	3,385	(13,879	)(3)	28,232

Income (loss) before provision (benefit) for income taxes	(18,860)	(981)	15,827		(4,014)
Provision (benefit) for income taxes	(7,651)	(393)	6,489	(4)	(1,555)

Net income (loss)	$(11,209)	$(588)	$9,338		$(2,459)		$

Net income (loss) per share:
Basic	$(10.86)	$(0.73)			$(3.03)
Diluted	$(10.86)	$(0.73)			$(3.03)
Shares used in computing net income (loss) per share:
Basic	1,032	810			810
Diluted	1,032	810			810

(1)	Represents (i) elimination of existing depreciation and amortization expense of $13.9 million; (ii) the estimated depreciation expense of the fair value of property owned based on the valuation of the associated assets; and (iii) the estimated amortization expense of the fair value of intangibles based on the valuation of the associated assets.

(2)	Represents the (i) increase in management fee payable to Trimaran; (ii) additional rent expense due to a decrease in the fair value assessment of the leasehold interests; and (iii) additional rent expense due to the recalculation of straight line rent expense.

(3)	Represents (i) the elimination of existing interest expense; (ii) the recording of interest expense under the new senior secured credit facilities, existing capitalized leases, certain other debt instruments, the 2013 Notes and the 2014 Notes; (iii) accretion for leasehold interests; and (iv) amortization of deferred financing costs under the new senior secured credit facilities. A hypothetical 1⁄8 % change in the interest rate on the variable portion of our debt would result in a $139,000 change in our pro forma interest expense.

(4)	Represents a $6.5 million increase to income taxes at our effective tax rate of approximately 41%.

(5)	Adjustments to record the transactions reflect:
a.	A decrease in other operating expenses of $ million related to the termination of the management agreement with Trimaran.
b.	A decrease in interest expense of $ million consisting of (i) a $ million decrease related to the repayment of the existing senior secured credit facilities, the 2013 Notes and the 2014 Notes with net proceeds of this offering and borrowings under the new senior secured credit facilities and (ii) a $ million decrease related to the amortization of deferred financing cost arising from the indebtedness repaid.
c.	An increase in interest expense of $ million consisting of (i) a $ million increase related to interest expense related to the expected borrowings under the new senior secured credit facilities at an interest rate for the senior secured term loan borrowings of % and an interest rate of % under the senior secured revolving credit facility and (ii) a $ million increase related to amortization of deferred financing cost from the new senior secured credit facilities. A hypothetical 1⁄8% change in the interest rate on the senior secured term loan borrowings and the senior secured revolving credit facility borrowings would result in a $ million change in our pro forma as adjusted interest expense.
d.	Conversion of shares of CAC common stock into shares of our common stock and conversion of options to purchase shares of CAC common stock into options to purchase shares of our common stock, and subsequent termination of certain unvested options to purchase shares of our common stock in exchange for shares of our restricted stock in connection with this offering.

	December 28, 2005	Adjustments Related to the Transactions(1)	Pro Forma As Adjusted Fiscal 2005
	(Dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,552	$	$
Net property	71,307
Total assets	509,744
Total debt	260,314
Total stockholders' equity	171,691

(1)	Pro forma adjustments to record the transactions as of December 28, 2005 reflect:
a.	Issuance of million shares of common stock, resulting in net proceeds of $ million.
b.	A decrease in long-term debt of $ million relating to the net effect of entering into the new senior secured credit facilities and the application of the net proceeds of this offering of $ million, and the $ million senior secured term loan borrowings and the $ million senior secured revolving credit facility borrowings under the new senior secured credit facilities to repay all amounts outstanding under the existing senior secured credit facilities, the purchase of the $ million aggregate principal amount outstanding of the 2013 Notes and the purchase of the $ million aggregate principal amount outstanding of the 2014 Notes.
c.	A net decrease in other noncurrent assets and shareholders’ equity of $ million relating to the write-off of $ million of debt issuance costs relating to the indebtedness that was repaid, and the recording of $ million of debt issuance costs related to the transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations contains forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data” and our financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

      We own, operate and franchise restaurants specializing in marinated, flame-grilled chicken. Our restaurant system has 340 restaurants, consisting of 146 company-operated and 194 franchised restaurants, located principally in California, with additional restaurants in Arizona, Nevada, Texas and Illinois. During fiscal 2005, we closed one company-operated and one franchised restaurant and we opened six new company-operated and seven new franchised restaurants. Our typical restaurant is a freestanding building ranging from approximately 2,200 to 2,600 square feet with seating for approximately 60 customers and offering drive-thru convenience.

      Our revenue is derived from two primary sources, company-operated restaurant revenue and franchise revenue, the latter of which is comprised principally of franchise royalties and to a lesser extent franchise fees and sublease rental income. From fiscal 2004 to fiscal 2005, same-store sales growth for restaurants system-wide increased 8.2%.

      Increases in company-operated restaurant revenue come from growth in new company-operated restaurants and same-store sales growth, which may include price and transaction volume increases. We implemented a menu price increase in November 2004 and a chicken meal restructuring in May 2005. The chicken meal restructuring consisted of changing our menu to allow our customers to select chicken meals specifying white meat, dark meat or mixed pieces, and changing prices accordingly.

      We plan to open seven to ten company-operated restaurants per year over the next few years, which is somewhat higher than our company-operated restaurant growth over the last few years. Many factors can influence sales at all or specific restaurants, including increased competition, strength of marketing promotions, the restaurant manager's operational execution and changes in local market conditions and demographics.

      Franchise revenue consists of royalties, initial franchise fees and franchise rental income. Royalties average 4% of the franchisees' net sales. Our franchisees opened 7 new restaurants in fiscal 2005 and we believe they will open approximately 15 new restaurants in fiscal 2006. We believe that new franchise restaurant growth will increase as we sign development agreements with experienced franchisees in new and existing markets. We are currently legally authorized to market franchises in 44 states and are pursuing opportunities in those states. We have entered into development agreements that, beginning in the fourth quarter of 2004, have resulted in area development fees being recognized as the related restaurants open. We sublease facilities to certain franchisees and the sublease rent is included in our franchise revenue. This revenue exceeds rent payments made under the leases that are included in franchise expense. Since we do not expect to lease or sublease new properties to our franchisees as we expand our franchise restaurants, we expect the portion of franchise revenue attributable to franchise rental income to decrease over time.

      Product cost, which includes food and paper costs, is our largest single expense. It is subject to increase or decrease based on commodity cost changes and depends in part on the success of controls we have in place to manage product cost in the restaurants. In February 2005, we renewed our chicken contracts with terms ranging from two to three years at higher prices than the expiring contracts. One of these contracts provides a floor and ceiling price for the chicken we buy from the supplier after the first year. We implemented price increases in November 2004 and also implemented the chicken meal restructuring in May 2005 that have partially mitigated the impact of higher chicken prices on our profitability.

      Payroll and benefits make up the next largest single expense. Payroll and benefits have been and remain subject to inflation, including salaries due to minimum wage increases and expenses for health insurance and workers' compensation insurance. A significant number of our hourly staff are paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage will increase our labor cost. Workers' compensation insurance costs are subject to a number of factors, and although the state of California passed legislation designed to reduce workers' compensation insurance expense to employers, we cannot predict whether such legislation will actually reduce our workers' compensation insurance expense. We have seen a reduction in the number of workers' compensation claims due to employee safety initiatives that we began implementing in fiscal 2002.

      Depreciation and amortization expense changed subsequent to our acquisition by CAC, which we refer to as the Acquisition, a result of fair values assigned to assets acquired and liabilities assumed at the date of the Acquisition as determined by an independent valuation company.

      Other operating expenses include restaurant other operating expense, franchise expense, and general and administrative expense.

      Occupancy expense increased subsequent to the Acquisition as a result of the revaluation of the fair market value of leases assumed and the reduction in the annual amortization of the unfavorable leasehold interest liability.

      Restaurant other operating expense includes occupancy, advertising and other costs such as utilities, repair and maintenance, janitorial and cleaning and operating supplies.

      Franchise expense consists primarily of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. Franchise expense usually fluctuates primarily as subleases expire and is to some degree based on rents that are tied to a percentage of sales calculation. Because we do not expect to lease or sublease new properties to our franchisees as we expand our franchise restaurants, we expect franchise expense as a percentage of franchise revenue to decrease over time. Expansion of our franchise operations does not require us to incur material additional capital expenditures.

      General and administrative expense has increased as a result of the issuance of the 2009 Notes, the 2010 Notes, the 2013 Notes and the 2014 Notes. Since the issuance of the 2009 Notes in December 2003, we have incurred and will incur expenses due to rating agency fees, higher directors and officers insurance, compliance with laws relating to corporate governance and public disclosure and audit fees. In addition, in fiscal 2004 we began to incur additional costs associated with developing disclosure controls and procedures, and implementing the level of internal controls required for a company with registered securities. General and administrative expense has also increased during the past few years as a result of stock option bonus expense to restore the approximate economic position of our option holders after dividends were paid to our stockholders with the net proceeds from the issuance of the 2009 Notes and the 2010 Notes.

      Our company-operated restaurant-level cash flow margins (representing restaurant-level revenue less product cost, payroll and benefits and restaurant other operating expense, which is calculated as a percentage of restaurant revenue), which averaged 22% and 23% for fiscal 2004 and fiscal 2005, respectively, are influenced by many factors. Changes in same-store sales have a significant impact on restaurant-level cash flow (restaurant-level revenue less product cost, payroll and benefits, and restaurant other operating expense) due to the fixed component of certain restaurant costs that do not fluctuate as sales change. The addition of new restaurants period over period will lead to increased restaurant-level revenue and costs, but is not expected to have a significant impact on expense as a percentage of revenue. We present restaurant-level cash flow margin, which is calculated as a percentage of restaurant revenue, as a further supplemental measure of the performance of our company-operated restaurants. Restaurant level cash flow and restaurant level cash flow margin are both financial measures that are not required by or presented in accordance with GAAP. For a discussion of our use of restaurant-level cash flow and restaurant-level cash flow margin and their limitations, see “Non-GAAP Financial Measures” on page i above. The following table reconciles restaurant-level cash flow to net income (loss) for fiscal 2004 and 2005, respectively:

	Fiscal
	2004	2005
	(Dollars in thousands)
Net income (loss)	$1,353	$(11,797)
Provision (benefit) for income taxes	28	(8,044)
Interest expense, net	18,025	42,111
Depreciation and amortization	13,894	13,946
General and administrative expense	22,631	27,392
Franchise expense	3,410	3,146
Franchise revenue	(14,216)	(15,403)

Restaurant-level cash flow	$45,125	$51,351

Recent Transactions

      On September 27, 2005, we entered into a stock purchase agreement among CAC, us, Intermediate, EPL, our equity holders, which included certain members of our management, and ASCP. Pursuant to the stock purchase agreement, CAC agreed to purchase all of our issued and outstanding common stock (other than certain shares exchanged by existing shareholders, including management). On November 18, 2005, the Acquisition was completed. The purchase price for the stock transferred in the Acquisition was based on a debt-free purchase price (subject to adjustment as provided in the stock purchase agreement for debt and debt related costs, transaction expenses, working capital and management retained equity) for all of our issued and outstanding common stocks, and totaled $435.9 million. The allocation of purchase price to the fair value of assets acquired and liabilities assumed reflects preliminary estimates and is expected to be finalized during fiscal 2006.

      In October 2005, in connection with the Acquisition, EPL commenced a tender offer to purchase for cash any and all outstanding 2009 Notes and Intermediate commenced a tender offer to purchase for cash any and all outstanding 2010 Notes, and we solicited consents to amend the indentures governing the 2009 Notes and 2010 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indentures. As of December 28, 2005, all of the 2010 Notes have been purchased for cash, and all except for $250,000 in aggregate principal amount of the 2009 Notes have been purchased for cash. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

      On November 18, 2005, Intermediate Finance issued the 2014 Notes, consisting of $39.3 million aggregate principal amount at maturity of 14 1⁄2% senior discount notes due 2014. Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance's obligations under the notes and the related indenture. On November 18, 2005, EPL Finance issued the 2013 Notes, consisting of $125.0 million aggregate principal amount of 11 3⁄4% senior notes due 2013. The 2013 Notes are guaranteed by Intermediate. EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance's obligations under the notes and the related indenture. In connection with the transactions, we intend to repurchase the 2013 Notes and the 2014 Notes. See “The Transactions.”

      On November 18, 2005, EPL entered into the existing senior secured credit facilities with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The existing senior secured credit facilities provide for a $104.5 million term loan and $25.0 million in revolver availability. In connection therewith, Intermediate's prior credit facility with SunTrust Bank N.A. was paid off in full. In connection with the transactions, we intend to repay all amounts outstanding under, and terminate, the existing senior secured credit facilities. See “The Transactions.”

Charges and Costs Associated with the Transactions

      We expect to incur significant additional general and administrative expenses and other fees and expenses in connection with our preparation for this offering and becoming a public company. In addition, we expect to incur a number of charges in connection with the transactions contemplated in connection with this offering.

Critical Accounting Policies

      This section discusses our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to recoverability of fixed assets, intangible assets, closed restaurants, insurance and contingent liabilities. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

      We assess recoverability of property and equipment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property should be assessed for impairment. Such events or changes may include a significant change in the business climate in a particular market or trade area or a current-period operating or cash flow loss combined with historical loss or projected future losses. If an event occurs or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Our assessments of cash flows represent our best estimate as of the time of the impairment review and are consistent with our internal planning. If different cash flows had been estimated in the current period, the property and equipment balances could have been materially impacted. Factors that we must estimate when performing impairment tests include, among other items, sales volume, prices, inflation, marketing spending, and capital spending. With respect to closed restaurants, assets, if any, are reflected at their estimated net realizable value; liabilities of closed restaurants, which consist principally of lease obligations, are recognized at their contractual obligation, reduced by estimated future sublease income. We have not closed any restaurants during the periods presented except for normal lease expirations.

      Intangible assets consist primarily of goodwill and the value allocated to our trademarks and franchise network. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. Goodwill results principally from our acquisition by CAC for the Successor period and our acquisition by an affiliate of ASCP in 1999 for the Predecessor periods.

      In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” we do not amortize goodwill and certain intangible assets with an indefinite life, including domestic trademarks. We perform an impairment test annually at our fiscal year end, or more frequently if impairment indicators arise. No impairment was recorded in fiscal 2003, 2004 and 2005.

      The impairment evaluation for goodwill is conducted annually coinciding with our fiscal year end using a two-step process. In the first step, the fair value of our reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared with the carrying amount of the goodwill and an impairment charge is recorded for the difference.

      The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually coinciding with our fiscal year end by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

      The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

      Intangible assets with a definite life are amortized using the effective interest method over their estimated useful lives as follows:

Franchise network	17.5 years
Favorable leasehold interest	1 to 18 years (remaining lease term)
Unfavorable leasehold interest	1 to 20 years (remaining lease term)

      Deferred financing costs are recorded at cost and amortized using the effective interest method over the terms of the related notes.

      We self-insure a significant portion of our workers' compensation and general liability insurance plans. The full extent of certain claims, in many cases, may not become fully determined for several years. We, therefore, estimate the potential obligation for both known claims and for liabilities that have been incurred but not yet reported based upon historical data and experience and use an outside consulting firm to assist us in developing these estimates. Although management believes that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on our financial results.

      In the normal course of business, we must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.

Results of Operations

      Our operating results for fiscal 2003, 2004 and 2005 are expressed as a percentage of restaurant revenue below:

	Fiscal
	2003	2004	2005
Income Statement Data
Restaurant revenue	100.0%	100.0%	100.0%
Product cost	30.2	31.5	31.8
Payroll and benefits	27.7	27.0	25.7
Depreciation and amortization	6.7	6.8	6.3
Other operating expenses	31.6	32.2	33.0
Operating income	10.6	9.5	10.0
Interest expense	4.2	8.8	19.0
Income before income taxes	6.4	0.7	(8.9)
Net income	3.8	0.6	(5.3)
Supplementary Income Statement Data
Restaurant other operating expense	20.0	19.5	19.3
Franchise expense	1.8	1.7	1.4
General and administrative expense	9.8	11.0	12.3
Total other operating expenses	31.6	32.2	33.0

Fiscal Year Ended December 28, 2005 Compared to Fiscal Year Ended December 29, 2004

      The discussion of the results of operations for the twelve months ended December 28, 2005 is based on the combined results for the Predecessor period from December 30, 2004 through November 17, 2005, and the Successor period November 18, 2005 through December 28, 2005. Because of purchase accounting, certain amounts may not be comparable between the twelve months ended December 28, 2005 and the twelve months ended December 29, 2004.

      Restaurant revenue increased $17.0 million, or 8.3%, to $221.8 million for fiscal 2005 from $204.8 million from fiscal 2004. This increase was partially due to an additional $14.0 million in restaurant revenue resulting from a 7.0% increase in company-operated same-store sales for fiscal 2005 from fiscal 2004. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant's one-year anniversary. The increase in restaurant revenue was also due in part to $4.3 million from four restaurants opened and two restaurants acquired from a franchisee in fiscal 2004 and $3.1 million from six restaurants opened in fiscal 2005. Restaurant revenue was reduced $0.8 million by the closure of a restaurant in fiscal 2005 and $3.6 million by the sale to franchisees of two restaurants and the closure of three restaurants in fiscal 2004.

      Franchise revenue increased $1.2 million, or 8.4%, to $15.4 million for fiscal 2005 from $14.2 million for fiscal 2004. This increase is primarily due to an increase in royalties resulting from a 9.3% increase in franchise same-store sales.

      Product cost increased $6.0 million, or 9.3%, to $70.6 million for fiscal 2005 from $64.6 million for fiscal 2004. These costs as a percentage of restaurant revenue were 31.8% for fiscal 2005 compared to 31.5% for fiscal 2004. This 0.3% increase resulted primarily from chicken prices increasing when our new chicken contracts took effect in March 2004 and February 2005. This increase was partially offset by the menu price increases taken in November 2004 and the chicken meal restructuring in May 2005.

      Payroll and benefit expenses increased $1.9 million, or 3.4%, to $57.1 million for fiscal 2005 from $55.2 million for fiscal 2004. As a percentage of restaurant revenue, these costs decreased 1.3% to 25.7% for fiscal 2005 from 27.0% for fiscal 2004. This decrease was primarily due to margin leverage from the menu price increases taken in November 2004 and also in part to labor savings from the installation of chicken marinating tumblers in all company-operated restaurants.

      Depreciation and amortization remained the same at $13.9 million for fiscal 2005 and 2004. These costs as a percentage of restaurant revenue decreased to 6.3% for fiscal 2005 from 6.8% for fiscal 2004.

      Other operating expenses include restaurant other operating expense, franchise expense, and general and administrative expense.

      Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, increased $2.9 million, or 7.2%, to $42.8 million for fiscal 2005 from $39.9 million for fiscal 2004. These costs as a percentage of restaurant revenue decreased 0.2% to 19.3% for fiscal 2005 from 19.5% for fiscal 2004. The increase in operating costs is due to increased credit card fees of $0.3 million due to higher fees and increased volume, increased occupancy expenses of $0.6 million, increased utilities expenses of $0.6 million primarily attributed to higher gas prices, increased pre-opening expenses of $0.3 million and increased repair, maintenance and janitorial expenses of $0.5 million.

      Franchise expense consists primarily of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense usually fluctuates primarily as subleases expire and is to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense decreased $0.3 million, or 7.7%, to $3.1 million for fiscal 2005 compared to $3.4 million for fiscal 2004. This decrease is primarily attributed to $0.3 million in expenses incurred in fiscal 2004 to participate in certain Chicago food festivals to support our national franchise effort.

      General and administrative expense increased $4.7 million, or 20.8%, to $27.4 million for fiscal 2005 from $22.7 million from fiscal 2004. General and administrative expense as a percentage of revenue was 12.3% and 11.0% for the fiscal 2005 and fiscal 2004, respectively. The increase is due to a $1.5 million increase in outside services expense which is primarily attributed to the implementation costs of the Sarbanes-Oxley Act of 2002 and to increased audit and filing fees, to an increase of $1.2 million in salaries and wages due to an increase in the number of employees and annual salary increases, an increase in meetings expenses of $0.4 million and also $3.1 million in expenses incurred as a result of our acquisition by CAC. These increases were partially offset by a decrease in stock option bonus expense of $1.8 million for option holders related to the revaluation of stock options in fiscal 2004.

      Interest expense, net of interest income and excluding the tender premium related to the retirement of the 2009 Notes and the 2010 Notes, in the amount of $15.7 million, and the write-off of deferred finance cost related to prior financing activities, in the amount of $6.0 million, increased $2.4 million, or 13.1%, to $20.4 million for fiscal 2005 from $18.0 million for fiscal 2004. Our average debt balances for fiscal 2005 (pre-acquisition) increased to $166.9 million compared to $159.0 million for fiscal 2004 and our average interest rate decreased to 9.1% for fiscal 2005 compared to 9.7% for fiscal 2004. Our average debt balances for fiscal 2005 (post-acquisition) increased to $260.1 million and our average interest rate was 10.2%.

      Our provision for income taxes consisted of an income tax benefit of $8.0 million and an income tax expense of $28,000 for fiscal 2005 and fiscal 2004, respectively, for an effective tax rate of (40.6)% for fiscal 2005 and 2.1% for fiscal 2004. The 2004 period's effective tax rate was impacted by the reversal of a prior year reserve in the amount of $0.6 million related to the resolution of uncertainty regarding certain outstanding tax items that had given rise to a reserve.

      As a result of the factors above, we had a net loss of $11.8 million, or (5.3%) as a percentage of restaurant revenue, for fiscal 2005 compared to net income of $1.3 million, or 0.6%, for fiscal 2004.

Fiscal Year Ended December 29, 2004 Compared to Fiscal Year Ended December 31, 2003

      Restaurant revenue increased $11.6 million, or 6.0%, to $204.8 million for fiscal 2004, from $193.2 million for fiscal 2003. This increase was primarily due to an additional $9.6 million in restaurant revenue resulting from a 5.2% increase in company-operated same-store sales for the 2004 period from the 2003 period, which was primarily due to a stronger economy, new product introductions and menu price increases that averaged 1.8% for fiscal 2004. A restaurant enters the comparable restaurant base the first full week after that restaurant's one-year anniversary. This increase was also due in part to $3.6 million in sales generated from a full year of operations from restaurants opened in fiscal 2003, $3.5 million from restaurants opened in fiscal 2004 and $1.5 million from two restaurants acquired from a franchisee. Restaurant revenue was reduced $3.6 million by the sale to franchisees of two restaurants in fiscal 2003 and two restaurants in fiscal 2004 and the closure of one restaurant in 2003 and three restaurants in 2004. Restaurant revenue also decreased by $2.9 million in fiscal 2004 from fiscal 2003 due to an additional 53rd week in fiscal 2003.

      Franchise revenue increased $1.0 million, or 7.5%, to $14.2 million for fiscal 2004 from $13.2 million for fiscal 2003. This increase is primarily due to increased royalties resulting from a 6.7% increase in franchise-operated same-store sales for the fiscal 2004 period from the fiscal 2003 period. Additional royalties were generated from a net increase in seven franchise restaurants open in 2004 compared to 2003.

      Product cost increased $6.2 million, or 10.6%, to $64.6 million for fiscal 2004 from $58.4 million for fiscal 2003. These costs as a percentage of restaurant revenue were 31.5% for fiscal 2004 compared to 30.2% for fiscal 2003. This 1.3% increase resulted primarily from chicken prices increasing 1.3% as a percentage of restaurant revenue as a new chicken contract took effect in March 2004.

      Payroll and benefit expenses increased $1.6 million, or 3.0%, to $55.2 million for fiscal 2004 from $53.6 million for fiscal 2003. The increase in these costs is related to the increased number of company-operated restaurants and to additional hourly labor to support increased same-store sales. As a percentage of restaurant revenue, these costs decreased 0.7% to 27.0% for fiscal 2004 from 27.7% for fiscal 2003. This decrease was primarily due to the growth in restaurant revenue and also in part to the installation of chicken marinating tumblers in all company-operated restaurants, which reduced the amount of labor required to marinate chicken.

      Depreciation and amortization increased $0.9 million, or 6.6%, to $13.9 million for fiscal 2004 compared to $13.0 million for fiscal 2003. These costs as a percentage of restaurant revenue remained relatively the same at 6.8% for fiscal 2004 and 6.7% for fiscal 2003. The increase in depreciation expense is due to capital expenditures on existing restaurants for remodels and equipment upgrades.

      Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, increased $1.4 million, or 3.6%, to $39.9 million for fiscal 2004 from $38.5 million for fiscal 2003. As a percentage of restaurant revenue, these costs decreased 0.5% to 19.5% for fiscal 2004 compared to 20.0% for fiscal 2003 due to the leverage of higher same-store sales.

      Franchise expense consists almost entirely of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense fluctuates primarily as subleases expire and to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense remained essentially constant at $3.4 million for both fiscal 2004 and fiscal 2003.

      General and administrative expense increased $3.6 million, or 18.8%, to $22.6 million for fiscal 2004 from $19.0 million for fiscal 2003. These costs as a percentage of restaurant revenue increased 1.2% to 11.0% for fiscal 2004 from 9.8% for fiscal 2003. The increase in operating costs was due in part to an impairment charge of $0.6 million, which we recorded for one under-performing company-operated restaurant that will continue to operate. The increase was also due in part to the increase of $0.4 million in expense related to the revaluation of stock options completed in connection with the payment of a dividend to stockholders with the net proceeds from the issuance of the 2010 Notes, $0.5 million in increased legal fees, $0.3 million in increased directors' and officers' insurance, $0.5 million in outside services and printing and $0.5 million in increased salaries and wages related to increased training support and additional supervisory personnel.

Included in the increases outlined above are $1.0 million of expenses which were incurred as a result of the 2009 Note offering.

      Interest expense, net of interest income, increased $9.9 million to $18.0 million for fiscal 2004 from $8.1 million for fiscal 2003. This was due to the issuance of $110.0 million in aggregate principal amount at maturity of the 2009 Notes, and the issuance of the 2010 Notes in March 2004, offset partially by an approximate $42.1 million lower average outstanding debt balance under our existing senior credit facilities in fiscal 2004 compared to fiscal 2003. Interest expense for the 2009 Notes increased $9.8 million in fiscal 2004 compared to fiscal 2003, and interest expense for the 2010 Notes was $3.9 million in 2004, while interest expense under our existing senior credit facilities decreased $2.9 million in fiscal 2004 compared to fiscal 2003.

      Our provision for income taxes consisted of income tax expense of $28,000 and $4.9 million for fiscal 2004 and fiscal 2003, or an effective tax rate of 2.1% and 40.1%, respectively. The 2004 period's effective tax rate was impacted by the reversal of a prior year reserve in the amount of $0.6 million related to the resolution of uncertainty regarding certain income tax contingencies.

      Net income as a percentage of restaurant revenue decreased to 0.6% for fiscal 2004 compared to 3.8% for fiscal 2003 primarily due to the items discussed above under general and administrative expense and interest expense.

Liquidity and Capital Resources

      Our principal liquidity requirements are to service our debt and meet our capital expenditure needs. At                        , on a pro forma basis after giving effect to the transactions, our total debt would have been approximately $        million. Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and the approximately $        million, after the completion of the transactions, that we expect to have available under the senior secured revolving credit facility of our new senior secured credit facilities that we will enter into concurrently with the completion of the transactions will be adequate to meet our future liquidity needs for the foreseeable future. See “The Transactions.”

      Cash and cash equivalents decreased $2.3 million from $5.9 million at December 29, 2004 to $3.6 million at December 28, 2005. We made cash bonus payments of $3.2 million in fiscal 2005 related to the revaluation of stock options in connection with the payment of a dividend to stockholders with net proceeds from the issuance of the 2009 Notes and 2010 Notes. During fiscal 2005, we made $7.3 million in principal repayments on our senior credit facilities with SunTrust Bank, which was repaid in connection with the acquisition of us by CAC, and $19.0 million in interest payments on the 2009 Notes. In addition, in fiscal 2005, our 2010 Notes accreted by $6.1 million. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new senior secured credit facilities in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we acquire restaurants from franchisees, our debt service requirements could increase. In addition, we may fund restaurant openings through credit received by trade suppliers and landlord contributions. If our cash flow from operations is inadequate to meet our obligations under our indebtedness we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

      As a holding company, the stock of Intermediate constitutes our only material asset. Furthermore, Intermediate is also a holding company and the stock of EPL constitutes its only material asset. Consequently, our indirectly wholly owned subsidiary, EPL, conducts all of our consolidated operations and owns substantially all of our consolidated operating assets. Our principal source of the cash required to pay our obligations is the cash that EPL generates from its operations. EPL is a separate and distinct legal entity, has no obligation to make funds available to us or Intermediate and currently has restrictions that limit distributions or dividends to be paid by EPL to us or Intermediate. Furthermore, subject to certain restrictions, EPL is permitted under the terms of the existing senior secured credit facilities and the indentures governing the 2013 Notes and 2014 Notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by EPL. We expect that the new senior secured credit facilities that we will enter into as part of the transactions will contain similar restrictions. See “Description of Indebtedness—Indebtedness to Be Incurred—New Senior Secured Credit Facilities.”

Working Capital and Cash Flows

      Fiscal 2005 amounts in this section reflect the addition of amounts for the Predecessor period, December 30, 2004 to November 17, 2005, and the Successor period, November 18, 2005 to December 28, 2005.

      We presently have, in the past have had, and may have in the future, negative working capital balances. The working capital deficit principally is the result of our investment to build new restaurants, remodel and replace or improve equipment in company-operated restaurants, and to acquire new restaurant information systems. We do not have significant receivables or inventories and we receive trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales and franchise revenue not needed immediately to pay for food and supplies or to finance receivables or inventories typically have been used for the capital expenditures referenced above and/or debt service payments under our existing indebtedness. As discussed above, we spent cash on a number of items directly or indirectly related to our debt financings and our acquisition by CAC. We expect our negative working capital balances to continue to increase, based on the continuing growth of our business.

      Operating Activities. We had net cash provided by operating activities of $35.7 million for fiscal 2005 compared with $21.6 million for fiscal 2004. The increase in cash provided by operating activities of $14.1 million in fiscal 2005 compared to fiscal 2004 was primarily attributable to increased amortization of deferred financing costs of $6.0 million primarily due to the early payment of the 2009 Notes and 2010 Notes, increased other accrued expenses of $24.0 million primarily due to accrued interest which was also due to the early payoff of the 2009 Notes and 2010 Notes and a change in the tax benefit of the exercise of stock options of $2.7 million, partially offset by a decrease in net income of $13.2 million and a change in deferred income taxes of $9.5 million.

      Investing Activities. We had net cash used in investing activities of $229.7 million for fiscal 2005 compared with net cash used in investing activities of $13.5 million for fiscal 2004. The increase in cash used in investing activities of $216.2 million includes $213.8 million related to our acquisition by CAC and a $3.7 million increase in expenditures for new restaurant construction offset partially by a $1.3 million decrease in the purchase of franchise restaurants and other property.

      Financing Activities. We had net cash provided by financing activities of $211.3 million for fiscal 2005 compared with net cash used in financing activities of $7.7 million for fiscal 2004. The increase in cash provided by financing activities in fiscal 2005 was attributable to the new term loan entered into in 2005 of $104.5 million, the issuance of the 2013 Notes of $123.4 million and the notes of $22.5 million, the proceeds from the sale of stock of $155.5 million and the distribution to us of $37.0 million that was made in the previous year, partially offset by the payment of the 2009 Notes and the 2010 Notes of $157.5 million, the payment in full of our previous term loan of $7.3 million and the increase in deferred financing costs of $5.8 million. The term loan under the existing senior secured credit facilities had an effective rate of 7.6% at December 28, 2005 and is secured by a first-priority pledge by us of all of the outstanding stock of Intermediate, a first-priority pledge by Intermediate of all of EPL's outstanding stock and a first priority security interest in substantially all of EPL's tangible and intangible assets.

Debt and Other Obligations

      In connection with this offering, we intend to enter into new senior secured credit facilities. The new senior secured credit facilities are expected to provide for a senior secured term loan in an aggregate principal amount of $        million with a seven-year maturity and a senior secured revolving credit facility, providing for up to $        million of borrowings outstanding at any time (including up to $          million available for letters of credit) with a six-year maturity. See “Description of Indebtedness—Indebtedness to Be Incurred—New Senior Secured Credit Facilities.”

      At the closing of this offering, we expect to use the net proceeds of this offering along with the $        million senior secured term loan borrowings and $        million of senior secured revolving credit facility borrowings under our new senior secured credit facilities to repay all amounts outstanding under, terminate our existing senior secured credit facilities and purchase the 2013 Notes and the 2014 Notes. See “The Transactions” for more information.

      The existing senior secured credit facilities provide for a $104.5 million term loan, which has been fully drawn, and $25.0 million in revolving credit facility availability. Of this revolving credit facility, EPL drew down $2.8 million and issued $8.1 million of letters of credit to replace existing letters of credit. In connection with the transactions, we will repay all amounts under, and terminate, the existing senior secured credit facilities. See “The Transactions.”

      At December 28, 2005, Intermediate had outstanding $22.9 million in accreted value of the 2014 Notes. No cash interest will accrue on the notes prior to November 15, 2009. Instead, the principal value of the notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including November 15, 2009 at a rate of 14 1⁄2% per annum compounded annually, so that the accreted value of the notes on November 15, 2009 will be equal to the full principal amount of $39.3 million at maturity. Beginning on November 15, 2009, cash interest will accrue on the notes at an annual rate of 14 1⁄2% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2010. Principal is due on November 15, 2014. At December 28, 2005, EPL had outstanding $125.0 million aggregate principal amount of 2013 Notes. On              2006, we commenced a tender offer to purchase for cash any and all outstanding 2013 Notes and 2014 Notes and solicited consents to amend the indentures governing the 2013 Notes and 2014 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indentures. See “The Transactions.”

      The existing senior secured credit facilities and the indentures governing the 2013 Notes and the 2014 Notes use measures similar to Adjusted EBITDA, which we have described in Notes 8 and 9 in “Summary—Summary Historical Financial and Other Financial Data” to measure our compliance with covenants such as interest coverage and debt incurrence. The additional adjustments to Adjusted EBITDA used in the existing senior secured credit facilities and the indentures governing the 2013 Notes and the 2014 Notes include adding back the following items to Adjusted EBITDA: (1) restaurant pre-opening expenses, (2) non-cash charges for swap contracts, (3) the difference between GAAP rental expense less cash rental expense, (4) costs related to the implementation or readiness for compliance with the Sarbanes-Oxley Act of 2002, (5) litigation expenses and settlement payments related to claims made with respect to the exempt status of certain employees, (6) California Division Labor Standards Enforcement vacation trust claims and claims regarding the contractual rights to use the name El Pollo Loco and certain related trademarks and intellectual property in Mexico, and (7) all other non-recurring items.

      At December 28, 2005, certain secured loans which were assumed in connection with purchases of restaurants from franchisees, were fully repaid.

      We have certain land and building leases for which the building portion is treated as a capital lease. These assets are amortized over the life of the respective lease.

      In October 2005, EPL and Intermediate commenced a tender offer to purchase for cash any and all outstanding 2009 Notes and 2010 Notes and solicited consents to amend the indentures governing the 2009 Notes and 2010 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indentures. As of December 28, 2005, all of the 2010 Notes had been purchased and all except for $250,000 in aggregate principal amount of the 2009 Notes had been purchased. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

      The following table represents our contractual commitments (which includes expected interest expense) on a pro forma basis after giving effect to the transactions as if they occurred on December 28, 2005:

	Payments Due in Fiscal
	2006		2007		2008		2009		2010		Thereafter		Total
	(Dollars in thousands)
Term loan	$		$		$		$		$		$		$
Capital leases(1)		2,044		1,935		1,601		984		635		2,924		10,123
Restaurant operating leases net(2)		14,205		13,748		11,840		10,010		8,544		59,221		117,568

Total	$		$		$		$		$		$		$

(1)	See Note 9 to our consolidated financial statements for more information.

(2)	Does not reflect the impact of renewals of operating leases that are scheduled to expire during the periods indicated.

      At December 28, 2005, we had outstanding letters of credit totaling $8.1 million, which served as collateral for our various workers' compensation insurance programs.

      Franchisees pay a monthly advertising fee of 4% of gross sales for the Los Angeles designated market area or 5% of gross sales for other markets. We contribute, where we have company-operated restaurants, to the advertising fund on the same basis as franchised restaurants. Under our franchise agreements, we are obligated to use all advertising fees collected from franchisees to purchase, develop and engage in advertising, public relations and marketing activities to promote the El Pollo Loco® brand.

      We accrued in December 2003 and paid option holders in January 2004 $1.9 million in bonuses. We made cash payments of $0.6 million in March 2005 related to the revaluation of stock options in connection with the 2009 Notes and 2010 Notes. We paid an additional $0.5 million in November 2005 as a result of the stock purchase agreement, dated as of September 27, 2005, among CAC, us, our stockholders parties thereto, including members of our management, Intermediate, EPL, and ASCP.

      In connection with the issuance of the 2010 Notes in March 2004 and the dividend paid by us shortly thereafter, the exercise prices of outstanding options to purchase shares of our common stock were adjusted. We accrued and paid option holders in April 2004 $1.3 million in bonuses. Also, in fiscal 2004, we accrued $0.5 million in bonuses that we paid in the first quarter of 2005. We paid an additional $0.5 million in November 2005 as a result of the stock purchase agreement.

Recent Accounting Pronouncements

      In October 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retrospective application in accordance with FASB SFAS No. 154 “Accounting Changes and Error Corrections,” is permitted but not required. We do not believe that the adoption of FSP 13-1 will have a significant impact on its financial position or results of operations.

      In June 2005, the FASB ratified Emerging Issues Task Force, or EITF, 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This EITF addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This EITF is effective for leasehold improvements that are purchased or acquired after June 29, 2005. The adoption of this EITF did not have a material impact on our consolidated results of operations or financial position.

      In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle, and that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe that the adoption of SFAS No. 154 will have a significant impact on our financial position or results of operations.

      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” or FIN 47. FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability's fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 was not material to our financial statements for any of the years presented.

      In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment.” SFAS 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments. The standard is effective for us beginning with the first quarter of fiscal 2006. Because we used the minimum value method for its pro forma disclosures under SFAS 123, we will apply SFAS 123(R) prospectively to newly issued stock options. Existing options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date. Our net income will be reduced as a result of the recognition of the fair value of all newly issued stock options, which is contingent upon the number of future options granted and other variables.

About Market Risk

      The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in interest rates.

      We are subject to market risk from exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under the existing senior secured credit facilities that are payable at floating rates of interest.

      We do not consider the change in fair value of our long-term fixed rate debt resulting from a hypothetical 10% fluctuation in interest rates as of December 28, 2005 to be material.

Inflation

      Over the past five years, inflation has not significantly affected operating results. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the applicable federal or state minimum wage. Food costs as a percentage of our restaurant revenue were somewhat stable from fiscal 2001 to fiscal 2003, due to procurement efficiencies and menu price adjustments. However, in February 2004 we renewed our chicken contracts for a one-year term at significantly higher prices than our previous contract. In February 2005, we again renewed our chicken contracts with terms ranging from two to three years at significantly higher prices than the expiring contracts. We implemented price increases in fiscal 2004 to partially mitigate the impact of higher chicken prices on our profitability. Our workers' compensation and health insurance costs have been and are subject to continued inflationary pressures. We have mitigated significant potential increases in our workers' compensation insurance costs by switching from a guaranteed cost insurance program to a high deductible insurance program in fiscal 2003. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs and are subject to continued inflationary measures. We believe that our current practice of maintaining operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices is our most effective tool for dealing with inflation.

BUSINESS

Our Company

      El Pollo Loco, Spanish for “The Crazy Chicken” and pronounced “L-Po-yo Lo-co,” is the nation's leading restaurant concept specializing in flame-grilled chicken. We strive to be the consumer’s top choice for flavor by serving delicious, high-quality meals, featuring our authentic, marinated, flame-grilled Mexican chicken. Our distinct menu, inspired by the kitchens of Mexico, along with our service format and price points, serves to differentiate our unique brand concept. We are strategically positioned to straddle the QSR and fast casual segments of the restaurant industry. We offer high-quality, freshly-prepared food commonly found in fast casual restaurants while at the same time providing the value and convenience typically available at traditional QSR chains. This positioning allows us to appeal to a broad range of consumers and to achieve a balanced mix between lunch and dinner sales. As a result, our company-operated restaurants generated an AUV of $1.6 million and an average check of $8.90 in fiscal 2005. When compared with QSR chains, our system-wide AUV ranked fourth nationwide in 2004 according to Nation’s Restaurant News, an industry publication, and we believe that our average check is higher than that of the typical QSR chain. We have also achieved strong same-store sales growth, with our restaurants system-wide demonstrating annual average same-store sales growth of 5.4% since 2000 and system-wide same-store sales growth of 8.2% for fiscal 2005.

      Our concept originated in Guasave, Mexico in 1975, and the first El Pollo Loco restaurant in the United States opened in Los Angeles in 1980. To this day, we still use the same authentic blend of spices and citrus juice to marinate our signature flame-grilled chicken and deliver on our brand promise to “Passionately Serve Perfect Pollo Every Time.” Our typical restaurant is a free-standing building with drive-thru capability that ranges in size from 2,200 to 2,600 square feet with seating for approximately 60 people.

      Our menu features our authentic flame-grilled chicken and includes approximately 50 items ranging in price from $1.00 to $22.49, most of which we prepare from scratch using fresh, high-quality ingredients. We serve a variety of individual and family-size chicken meals, which include flour or corn tortillas, freshly-prepared salsas and a variety of side orders, such as Spanish rice and pinto beans. In addition, we offer a wide variety of contemporary, Mexican-inspired entrées featuring our signature marinated, flame-grilled chicken as the central ingredient, including our specialty Pollo Bowl®, Pollo Salads, signature burritos, chicken quesadillas, chicken tortilla soup and chicken tacos. Our individual and family-size meals appeal to customers for restaurant dining or take-out during dinner time, while our more portable entrées appeal to customers at lunch time or on the go. Our high quality, flavorful food has broad appeal, and as a result, the customer base of each of our restaurants typically reflects the demographics of its surrounding area. However, we believe that our consistent, authentically-flavored food engenders tremendous loyalty within the Hispanic population in particular.

      Our restaurant system currently consists of 146 company-operated and 194 franchised restaurants located primarily in California, with additional restaurants in Arizona, Nevada, Texas and Illinois. In fiscal 2005, we had total revenue of $237 million.

Industry Overview

      The U.S. restaurant industry, which represents 4% of the U.S. gross domestic product, has achieved strong sales growth over the past several decades. According to the National Restaurant Association, or the NRA, a restaurant industry trade association, 2006 is expected to mark the 15th consecutive year of real sales growth for the industry. This growth has been driven by favorable consumer-related trends, including the growing number of dual-income households, the aging of the baby boomer generation, increases in consumer spending and, more generally, consumers’ desire for convenience. According to the USDA Economic Research Service, or ERS, dollars spent on food consumed away from home increased 35% between 1990 and 2004 in constant dollar terms. This trend is projected to continue as the percentage of dollars spent on food away from home is expected to increase from 47% in 2004 to 53% by 2010.

      Total restaurant industry revenue in the United States for 2005 was estimated to be $486 billion, an increase of 7.2% over 2004, according to the NRA. Sales in the overall restaurant industry are projected to increase by 5.1% in 2006 to $511 billion. Sales at limited-service restaurants, which include both the QSR and fast casual segments, were estimated to be $136 billion in 2005, an increase of 5.8% over 2004. While the fast casual sub-segment comprised only 5.5% of limited-service segment sales, its sales growth substantially outpaced both the overall limited-service and the full-service sectors in 2004 according to Technomic, a food services consulting and research firm. Contributing to the growth of the fast casual segment is the growing number of consumers who demand casual-dining quality food and experience in a quick and convenient QSR delivery format and at a near-QSR price.

      Consumer awareness of the nutritional characteristics of chicken is a major factor that we believe will continue to drive chicken consumption. According to the ERS, per capita consumption of chicken in the United States increased 39% from 1990 to 2004.

Business Strengths

      Our Passion for Perfect Pollo. Our signature flame-grilled chicken is the cornerstone of our menu and our brand. We marinate fresh chicken in an authentic blend of citrus juice and spices in a specialized tumbler to ensure consistency and to maximize flavor. Our trained grill masters flame-grill the marinated chicken, giving it a crisp skin and golden-brown color, right in front of our customers. We accompany our chicken with side orders to create flavorful, distinctive meals. We believe our singular focus on delivering perfect chicken, from senior management down, creates loyalty and enthusiasm for our product and our brand among our customers and employees.

      Unique Brand Concept with Broad Appeal. We have strategically positioned our brand between the QSR and fast casual segments of the restaurant industry. We believe our flame-grilled cooking method and high-quality food made fresh-to-order set us apart from our QSR competition, while our convenience and value proposition differentiate us from our fast casual competition. In addition, we believe we are unique in offering both individual and family-size chicken meals and Mexican-inspired entrées, such as burritos and quesadillas. As a result, our brand concept appeals to a wide variety of consumers across different ethnic, age and income demographics. Our Mexican heritage and food generate a strong affinity with Hispanic customers. At the same time, we have developed a large non-Hispanic customer base and our restaurants perform well in both urban and suburban markets. This broad appeal across different ethnic groups and income levels gives us access to an extensive number of markets and increases the number of locations within each market in which our restaurants can successfully operate.

      Proven Business Model with Attractive Restaurant Economics. Since opening our first restaurant over 25 years ago, we have grown to be the leader in the chicken QSR market for the greater Los Angeles area, where our restaurants achieved an estimated 42% market share in 2005, according to Restaurant Trends, a restaurant industry trade publication. Our company-operated restaurants generated an AUV of $1.6 million in 2005. According to Nation’s Restaurant News, our system-wide AUV was ranked fourth among QSR chains nationwide in 2004. Our business model and operational execution also enable greater facility utilization, better labor efficiency and less food waste by generating a more balanced mix of business between lunch and dinner. This balance has in part driven our strong profitability, with company-operated restaurants averaging restaurant-level cash flow margins of 22% and 23% for fiscal 2004 and fiscal 2005, respectively. In the last five years, we have not closed any company-operated restaurants due to negative cash flow. In addition, our high AUV and profitability facilitate a strong return on invested capital for new company-operated and new franchised restaurants.

      Favorable Position with Respect to Industry and Demographic Trends. We believe we are well-positioned to benefit from several fundamental trends within the restaurant industry and the U.S. population, including:

•	increased expenditure on food consumed away from home and increased consumption of freshly-prepared food brought home;

•	rapid growth of ethnic food sales, which according to Technomic, a food services consulting and research firm, are growing at a rate twice that of the overall food industry, and the penetration of Hispanic foods in new markets, with Hispanic restaurant sales having recently surpassed both Asian and Italian restaurant sales to become the leading ethnic restaurant category;

•	ongoing increase in chicken consumption as consumers continue to place a high priority on the importance of eating a healthy, lower-fat diet; and

•	continued rapid growth of the Hispanic population, which is our largest customer segment, with Hispanics of Mexican origin, who have a particularly strong affinity for our menu offering, comprising 64% of the general Hispanic population and representing the fastest growing sub-segment, accounting for 72% of growth between 2000 and 2004.

      Strong and Growing Franchise Base. Approximately 57% of our restaurants are franchised and our existing franchise base consists of many successful, long-standing multi-unit restaurant operators, with 76% of our franchised restaurants owned and operated by franchisees who have been with us for more than 10 years. Since we initiated our franchise growth strategy in June 2003, we have targeted certain areas outside our Southern California market as dedicated franchise development areas. In these areas we have entered into development agreements with a number of experienced, multi-unit operators, including some of our existing franchisees. In that time, we have received commitments to open 106 restaurants under these agreements, 10 of which have already opened. These franchised restaurants will be located in California, Colorado, Washington, Arizona, Texas, Illinois, New York, New Jersey and the six New England states. We believe we have been successful in attracting these franchisees due to our unique concept and strong return on invested capital.

      Scalable Infrastructure and Enhanced Brand Image. Since Stephen E. Carley, our President and Chief Executive Officer, joined us in 2001, our management team has focused on driving operational improvements and upgrading our brand image to improve our competitiveness and position us for future growth. Since the beginning of 2001, we have taken the following steps:

•	invested approximately $19.0 million in capital to remodel substantially all of our company-operated restaurants, upgrade our technology platform and install new kitchen equipment, primarily to correct historical under-investment by our former parent company;

•	enhanced our logo, menu format, product offering and restaurant design;

•	strengthened our infrastructure through investments to improve customer service, enhance the restaurant oversight process and upgrade our training programs; and

•	enhanced the overall quality of our franchise base by focusing on experienced, well-capitalized operators interested in developing multiple restaurants. This has resulted in an increase in the average number of restaurants operated per franchisee from 2.3 in December 2000 to 3.5 restaurants in December 2005.

      We believe these improvements better align our facilities, infrastructure and brand image with our strategy of positioning ourselves between the QSR and fast casual segments of the restaurant industry. Furthermore, we anticipate that these improvements will continue to enhance customer loyalty, increase same-store sales, drive productivity improvements and cost reductions and enhance the attractiveness of our operations to potential franchisees.

      Experienced Management Team. Our executive management team has extensive restaurant industry experience in addition to a significant multi-industry foundation in consumer marketing, operations and finance having held key positions at leading food service businesses including PepsiCo Inc., Taco Bell Corp., Applebee’s International, Inc., McDonald’s Corporation and CKE Restaurants, Inc. Members of our management team were instrumental in the growth of several publicly-traded restaurant concepts prior to their tenure with us. Stephen E. Carley, our President and Chief Executive Officer, was a consumer marketing and operations veteran at General Mills,

Inc., The Pillsbury Company and PepsiCo Inc. prior to gaining extensive experience in the QSR and food service industries, serving in senior management positions at both Taco Bell Corp. and PepsiCo Inc.

Growth Strategy

      Over the past few years, we have built a robust platform for growth to position us for accelerated expansion of our restaurant base. Our growth plan focuses on increasing same-store sales, opening restaurants in existing and new markets and continuing to increase profitability.

      Increase Same-Store Sales. We have a strong track record of growing our same-store sales through a balanced mix of increasing customer traffic and average check. Since 2000, our restaurants system-wide have demonstrated average same-store sales growth of 5.4%, and same-store sales growth of 8.2% in fiscal 2005. We are currently engaged in several initiatives that we believe will continue to drive same-store sales growth in the future, including:

•	Increasing Traffic. We intend to continue to increase traffic and transaction volume by introducing new items that complement our product base and by promoting menu items designed to deliver value in a highly competitive marketplace. Over the past several years, we have introduced an average of three products annually, including Pollo Salads, the Twice Grilled Burrito™, the Chicken Verde Quesadilla and chicken tortilla soup. We currently have a pipeline of new products that have been rigorously tested, which we intend to draw from to meet our goal to regularly introduce new products. Throughout the year we also promote attractively-priced family meal offers and value-added menu items that are designed to increase traffic while delivering incremental sales at a profit.

•	Increasing Average Check. We plan to increase the average customer check by selling add-on menu items, such as selections from our Loco Dollar Menu, introducing new products with higher price points, selectively increasing prices on existing menu items and adjusting our menu board to encourage customers to select higher-priced menu items. We believe that as a result of our high quality food, authentic cooking methods and unique product offering, we will be able to continue to strategically price our menu items at a premium to our QSR competition and below our fast casual competition.

•	Executing Our Targeted Marketing. Our marketing strategy is designed to educate consumers about our unique, Mexican-inspired offerings and to position us as the consumer’s top choice for limited-service restaurant dining. We have targeted our advertising to focus on core product taste profiles and food preparation in the general market and to appeal to our Mexican heritage and tradition in the Hispanic market. We have developed and implemented a data-driven approach to marketing, which helps us to determine optimal pricing strategies, introduce products that reflect customer preferences and target advertising based on demographic profiles.

•	Enhancing Speed of Service. We currently have several initiatives to improve the speed of service for our customers, including the implementation of an improved labor scheduling system, a drive-thru timing reporting system, an additional register at each drive-thru location, and a speed of service guarantee. We believe that by increasing our accuracy and speed of service, we will improve the customer experience and drive more traffic through our restaurants.

•	Developing Our Catering Business. We recently have begun to offer enhanced catering services at select locations and intend to introduce these services throughout our system, at both company-operated and franchised restaurants. The offering features a menu that targets groups of eight or more and is comprised of multi-piece meals of our signature flame-grilled chicken, family-size side dishes and platters of our Mexican-inspired entrees. We believe the value focused offerings of our catering menu, combined with the fact that our food lends itself to ease of portability, will make this opportunity an attractive driver of incremental sales at our restaurants.

      Increase Penetration of Existing Markets. We will continue to open new company-operated and franchise restaurants in our existing markets, including Southern California, where on a system-wide basis we have 250 restaurants, Central and Northern California, Nevada, Arizona and Texas. Although we maintain a leading position in the greater Los Angeles area and a strong presence in our other markets, we continue to believe that a significant opportunity for new store growth remains as a result of the following:

•	we have a lower density of restaurants, as defined by population per restaurant in a market area, than some of our closest competitors;

•	our most highly penetrated market, the greater Los Angeles area, continues to generate strong same-store sales growth;

•	the markets we currently operate in have stronger population and economic growth trends than the United States as a whole; and

•	our broad appeal across demographic profiles and income levels, which enables us to generate equally strong AUVs in urban and suburban markets, provides us greater access to a variety of locations for new restaurants.

      Our strategy in existing markets is to develop new company-operated restaurants in the greater Los Angeles area, Las Vegas, Fresno, California, and to partner with experienced, multi-unit restaurant operators in all other regions. Our extensive operational and site selection expertise in the greater Los Angeles area, Las Vegas and Fresno, create a strong platform on which to profitably grow our company-operated restaurant base. By partnering with experienced operators outside these areas, we expect to be able to leverage local operational and real estate expertise to generate high margin royalty revenue with limited capital investment on our part. To date, we have signed franchise development agreements with 14 franchisees to open an additional 52 restaurants in our existing markets, the majority of which we expect will open by 2009.

      Develop New Markets with Experienced Local Operators. We believe that our distinct product offering and unique concept will appeal to consumers in numerous expansion markets throughout the United States. We are currently legally authorized to market franchises in 44 states and are pursuing opportunities in those states. To date, we have signed development agreements with franchisees in Illinois, New York, the six New England states, Colorado and Washington. Our strategy to develop new markets with experienced local multi-unit operators through development agreements allows us to increase our revenue and margins with minimal additional capital investment. In identifying potential new markets, we focus first on identifying franchisees that live in the area of development, have existing real estate and operations infrastructure in place, meet certain financial criteria, possess a track record as a seasoned restaurateur and exhibit a commitment to developing a minimum of three restaurants in a specified territory. Once we identify a potential new franchisee, we perform a detailed analysis to determine market potential before we enter into a development agreement. Through this evaluation process to date we have signed development agreements with 8 franchisees to open an additional 44 restaurants in new markets, the majority of which we expect will open by 2009. In addition, we have a specialized group of management professionals who oversee the conversion of development agreements into opened restaurants. Specifically, this team aids franchisees in site selection, building, training, initial marketing and general pre-opening tasks.

      In 2004, we introduced a more space efficient restaurant, or the Next Generation restaurant, that is approximately 2,000 square feet with a drive-thru and seating for 40. The Next Generation restaurant’s streamlined back of house design and improved cooking systems benefit operating procedures that enhance the portability of restaurants to new markets. The new kitchen format involves first cooking the chicken in a heat and humidity controlled convection oven to food safe temperatures and then finishing the chicken on the grill to ensure a crisp skin and golden-brown color. We believe the Next Generation restaurant facilitates restaurant growth in our existing and prospective markets as the cooking process is faster, simpler and more consistent while requiring less training and labor, and the smaller restaurant size expands the variety of real estate sites suitable for an El Pollo Loco restaurant.

      Continue to Increase Profitability. Over the past several years we significantly improved our operations and implemented cost controls that led to increased profitability. We have identified several opportunities to continue to increase our operational efficiency and reduce our costs, including:

•	Improve Restaurant Operations. We intend to continue to improve restaurant operations through the use of our rigorous scorecard system and by implementing new information technology initiatives. The scorecard system, which we implemented in 2002, is instrumental to our restaurant management by driving performance and providing a basis for evaluating the compensation of our general managers and supervisors across several key performance metrics, including food safety, workers’ compensation claims, food costs, labor efficiency and customer satisfaction. This system has enabled us to, among other things, implement safety and workers’ compensation programs yielding a subsequent decline in total incidents from 238 in 2001 to 72 in 2005. We have also installed new information systems to help reduce our labor costs and improve our inventory management. Current initiatives to leverage our information technology systems to enhance operations include implementing a more efficient restaurant manager staffing system, deploying an improved hourly labor staffing matrix and evaluating a call center system to improve drive-thru times.

•	Leverage Our Existing Infrastructure. We have increased our general and administrative spending since 2001 by over $2 million to improve operations and create the infrastructure necessary to support ongoing and future growth. The increased spending has been focused on providing enhanced employee training, adding additional management employees to reduce spans of control, hiring franchise management professionals and adding resources to deploy new information technology systems and capabilities. While these expenses are ongoing in nature, the infrastructure created by this investment is sufficient to support substantial growth without further additional expense. As a result, we anticipate driving increasing operating leverage over time as we expect our sales to grow faster than our general and administrative expenses.

•	Grow High Margin Franchise Revenue. Our growth strategy, which emphasizes franchise development, is expected to increase the percentage of our total revenue generated from high margin franchise royalties and is expected to drive improving profitability. We have significantly strengthened our franchise development and support infrastructure to accommodate our planned growth. We use franchising to accelerate restaurant growth in new markets, leveraging the specific local market expertise of franchise partners and minimizing our capital commitment. As of the date of this prospectus, our franchisees opened 7 new restaurants in fiscal 2005 and we believe they will open approximately 15 new restaurants in fiscal 2006.

Restaurant Operations and Products

      Restaurant Operations and Management. Our management team places tremendous emphasis on executing our mission, which is to “Passionately Serve Perfect Pollo Every Time.” To help ensure that we deliver on this mission, we have 18 area leaders and two directors of operations for our company-operated stores that report to our senior vice president of operations. Each area leader typically oversees eight to nine restaurants. General managers supervise the operations of each restaurant, and they are supported by a number of assistant managers, which varies based on the sales volume of the respective restaurant.

      We strive to maintain quality and consistency in our restaurants through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. Restaurant general managers, many of whom are promoted from our restaurant personnel, must complete a training program of typically six to twelve weeks during which we instruct them in various areas of restaurant management, including food quality and preparation, hospitality and employee relations. We also provide restaurant managers with operations manuals relating to food preparation and operation of restaurants. These manuals are designed to ensure uniform operations, consistently high-quality products and service and proper accounting for restaurant operations. We hold regular meetings of our restaurant managers to discuss new menu items and efficiency initiatives and to continue training in various aspects of business management. We have created a set of quantitative metrics that are used to measure the performance of both the general managers and area leaders. These metrics measure profitability, food safety, employee safety and various customer satisfaction attributes. We make this data “information that cannot be ignored” by producing a monthly scorecard, holding quarterly meetings, and considering these metrics for bonus purposes and job performance evaluations.

      We have food safety and quality assurance programs that are designed to maintain the highest standards for food and food preparation procedures used by company-operated and franchised restaurants. We have a team of quality assurance managers that perform comprehensive restaurant audits. Quality assurance managers visit each company-operated and franchised restaurant an average of three times a year and evaluate all areas of food handling, preparation and storage. Our quality assurance team also audits our suppliers on a frequency schedule based on the potential food safety risk of each product. In 2005, there were over 800 quality control site visits to restaurants and over 90 audits of various suppliers. We also have continuous food safety training that teaches employees to pay detailed attention to product quality at every stage of the food preparation cycle.

      We maintain financial and accounting controls for each of our restaurants through the use of centralized accounting and management information systems and reporting requirements. We collect sales, credit card, debit card, menu item popularity and related information daily for each company-operated restaurant. We provide general managers with operating statements for their respective restaurants. Cash, credit card and debit card receipts are controlled through daily deposits to local operating accounts, which are either picked-up up by armored car or deposited to our cash concentration accounts by our managers. At our support center, we use a software program to reconcile on a daily basis the sales and cash information sent electronically from our restaurants to the cash detail electronically sent by our bank.

      We devote considerable attention to controlling product costs, which are a significant portion of our restaurant expenses. We make extensive use of information technology to provide us with pertinent information on ideal food cost, inventory levels and inventory cost variances. We have implemented a new back office computer system that we believe will add more controls surrounding inventory and cash management.

      Menu and Food Preparation. We are committed to serving quality chicken and Mexican-inspired food. This process begins with the selection of fresh ingredients. In preparing menu items, we emphasize quality and freshness. We regularly inspect our vendors to ensure both that the products we purchase conform to our high-quality standards and that the prices offered are competitive. We are committed to differentiating ourselves from other QSR competitors by utilizing fresh, high-quality ingredients as well as by preparing most of our items from scratch. The menu items at each of our restaurants are prepared at that restaurant from fresh chicken and ingredients delivered several times each week.

      Our marinated, flame-grilled chicken is the key ingredient in many of our menu items. Fresh chickens are marinated in our restaurants twice a day, using marination tumblers to ensure that our proprietary marinade deeply and consistently flavors the chicken. The cooking process on our extensive grill system does not employ any timers, so our cooks must use acquired experience to turn the chicken at the proper intervals in order to deliver our signature chicken to our customers. We believe our singular focus on delivering perfect chicken, from senior management down, creates loyalty and enthusiasm for the brand among our customers and employees.

      Our chicken is served with flour or corn tortillas, freshly-prepared salsas and a wide variety of side orders including Spanish rice, pinto beans, coleslaw and mashed potatoes. In addition to individual and family chicken meals in quantities of 8, 10 and 12 pieces, we also serve a wide variety of contemporary Mexican entrées including specialty chicken burritos, chicken quesadillas, our specialty Pollo Bowl®, a line of fresh Pollo Salads, chicken tortilla soup, chicken tacos and taquitos. To complement our menu items, a salsa bar in each of our locations features four kinds of salsa prepared several times a day with fresh ingredients. We also serve Fosters Freeze® brand of soft-serve ice cream products in 76 company-operated restaurants and 88 franchised restaurants.

Marketing and Advertising

      Marketing Strategy. We strive to be the consumer’s top choice for flavor by serving delicious, high-quality meals, featuring our signature flame-grilled chicken, inspired by traditional Mexican cuisine. We seek to build long-term relationships with consumers based on a complete brand experience. With our brand’s authentic roots and our high-quality, tasty food, we attempt to inspire our consumers not only to frequent the brand, but to generate other customers by word-of-mouth.

      We closely follow competitive trends, subscribe to secondary consumer research and conduct primary research to prioritize opportunities and stay abreast of our position in the market. Through our strategic marketing efforts and unique product offerings, we believe we have positioned ourselves into the “sweet spot” between the QSR and fast casual restaurant segments. We believe consumers find our restaurant experience superior to traditional fast food restaurants but not as high-priced or inconvenient as fast casual restaurants.

      We have developed and implemented an empirical, data-driven approach to marketing which helps us to determine optimal pricing strategies, customer taste preferences and demographic profiles. As a result of analyzing this data, we have developed a metric that assigns all items on the menu a “piece of chicken” equivalent. Sales per equivalent piece of chicken sold reveals pricing and promotion impact by factoring out the impact of the bundled family meals. We use this and other metrics to analyze potential promotions and to perform comparative post-promotion analyses to evaluate the accuracy of the assumptions made for each promotion.

      Promotional/Discount Strategy. We develop promotions designed to deliver value in a highly competitive marketplace. Each year, the calendar is divided into six promotional periods of approximately eight weeks each that feature new products, attractively-priced family meal offers and/or value-added promotions. Each promotional period features an advertised focus and in-restaurant components. To avoid unprofitable discounting, we use internal modeling aids to assist the marketing team in developing promotions designed to deliver incremental sales at a profit.

      Advertising Strategy. We have developed key consumer insights that define consumer segments and their motivators. Our advertising is designed to capture our brand by stirring consumers’ preferences for wholesome, flavorful food without compromising convenience. Our advertising strategy is centered on our signature, flame-grilled chicken while reinforcing our authentic Mexican-flavor profile. To most effectively execute this plan, we have developed targeted campaigns for the Hispanic market in addition to separate campaigns for the broader general market.

      Our target audience is 25 to 49 years old with a balanced gender mix. We use television and radio advertising as the primary medium in markets where there is adequate market penetration. We use in-restaurant merchandising materials to further convey the freshness and quality of the menu. We periodically use print media to introduce new products and deliver brand communication along with purchase incentives. We implement public relations activities to carry our brand messaging into the consumer press and strengthen our ties to our customer community.

      Annual advertising expenditures are approximately 4% of company-operated and franchised restaurant revenue in the Los Angeles market area and 5% of company-operated and franchised restaurant revenue in markets outside of the Los Angeles market area. Approximately 30% of total advertising is spent on Spanish-language initiatives in the Hispanic market.

      Pricing Segmentation Initiative. In the first half of fiscal 2005, we tested and rolled out our chicken meal restructuring, a two-tier pricing strategy for bone-in chicken. Whereas the typical price for a two-piece chicken meal was previously $4.49 and the type of meat was not specified by the customer, the new plan has shifted typical pricing to $4.99 for a breast and wing and $4.29 for a leg and thigh. As a result of this initiative, we are able to buy a “saddle cut” chicken from suppliers consisting of the lower half of a whole chicken (a leg and a thigh), the price of which is significantly lower than the price of a whole chicken. In addition, customers receive exactly the type of meat they desire, thereby increasing order accuracy, a customer’s value proposition and customer satisfaction.

Intellectual Property

      We have registered El Pollo Loco®, Pollo Bowl®, The Crazy Chicken® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and in approximately 42 foreign countries. In addition, El Pollo Loco's logo and Web site name and address are our intellectual property. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are unsuccessful, or if any third party misappropriates or infringes on our intellectual property, either in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance. Our policy is to pursue and maintain registration of our service marks and trademarks in those countries where our business strategy requires us to do so and to oppose vigorously any infringement or dilution of our service marks or trademarks in such countries.

      The contractual rights to use the name El Pollo Loco® and certain related trademarks and intellectual property in Mexico were assigned to us in 1996, pursuant to an agreement between us and EPL-Mexico, a company controlled by Jose Francisco Ochoa, the founder of the first El Pollo Loco restaurant in Mexico and the United States. As consideration for the assignment of such rights, we agreed, subject to the terms and conditions of the agreement, to use commercially reasonable efforts to develop a minimum number of El Pollo Loco restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that we develop. On March 31, 2004, EPL-Mexico filed suit against EPL in state court in Laredo, Texas, alleging, among other things, that we breached our agreement with EPL-Mexico by failing to exploit the trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco® in Mexico should revert to EPL-Mexico. EPL-Mexico also initiated an “amparo” proceeding, which is an administrative challenge under Mexican law, to our ownership of the trademarks before the Mexican Intellectual Property Institute. This proceeding was resolved in our favor by Mexico’s Supreme Court of Justice of the Nation. We successfully removed the Texas action to federal court and have filed a counterclaim against EPL-Mexico to defend our rights to the trademarks in Mexico. We believe that EPL-Mexico’s claims are without merit and that, based on the agreement, we possess adequate legal and contractual rights to use the intellectual property in question in Mexico. However, failure to prevail in this action could result in the loss of our ownership in Mexico of the El Pollo Loco trademarks and intellectual property at issue, which could affect our brand in the United States and elsewhere.

Franchise Program

      We use franchising as our strategy to accelerate new restaurant growth in new markets, leveraging the ownership of entrepreneurs with specific local market expertise and requiring a relatively minimal capital commitment by us. As of March 28, 2006, there were a total of 194 franchised restaurants, operated by 56 franchisees and one licensee (operating at Universal Studios Theme Park in Los Angeles, California). Franchisees range in size from single restaurant operators to our largest franchisee, who currently operates 33 restaurants. We employ five franchise consultants who work with franchisees to maintain system-wide quality. These consultants assist franchisees with new site proposals, new restaurant openings, marketing programs and ongoing operations activities. To support the expected growth in franchise restaurants, we have invested in a dedicated team of franchise management professionals including three directors of franchise sales, along with managers of operations, field marketing, training, real estate and purchasing.

      Our standard franchise agreement gives our franchisees the right to use our trademarks, service marks, trade dress and our proprietary recipes, systems, manuals, processes and related items. We also provide our franchisees with access to training, marketing, quality control, purchasing, distribution and operations assistance. We are not obligated to and currently do not provide nor plan to provide any direct or indirect financing or financing guarantees for our franchisees. The franchisee is required to pay an initial franchise fee of $40,000 for a 20-year franchise term per restaurant and in most cases, a renewal fee for a successor franchise agreement beyond the initial term. The initial franchise fee is reduced to $30,000 for second and subsequent restaurants opened under a development agreement. The franchisee is also required to pay monthly royalty fees of 4% of gross sales as well as monthly advertising fees of 4% for the Los Angeles designated market area or 5% for other markets. We contribute where we have company-operated restaurants to the advertising fund on the same basis as franchised restaurants. Under our franchise agreements, we are obligated to use all advertising fees collected from franchisees to purchase, develop and engage in advertising, public relations and marketing activities to promote the brand.

      We have recently entered into new development agreements with many of our existing franchisees. Under our new form of development agreement, we generally grant exclusive rights to a prospective franchisee, who may be an existing franchisee, to develop a specified number of restaurants in a defined territory within a specified period of time. Our new form of development agreement typically requires the opening of three or more restaurants, with the first restaurant to be opened within eighteen months after execution of the development agreement and each subsequent restaurant to be opened within twelve-month intervals thereafter. A new development agreement will typically outline a schedule of requirements that the prospective franchisee must meet, such as site selection and acquisition, and will typically require the developer to use diligent efforts to obtain government approvals and complete construction in order to open the restaurants as scheduled. If a prospective franchisee who has been granted an exclusive territory fails to meet the schedule set forth in the development agreement, the prospective franchisee could lose its exclusive rights in the defined territory and, in certain circumstances, the development agreement and the right to open our restaurants could terminate. Under the development agreement, we collect a development fee of $10,000 per restaurant, which is applied to the initial franchise fee when the franchise agreement for a restaurant is signed. In some circumstances, when a prospective franchisee does not meet the development schedule and the development agreement is terminated or expires, the development fee is forfeited.

      Under our agreement with Fosters Freeze International, Inc., our franchisees in California may also enter into a sublicense agreement with us under which they may sell a limited Fosters Freeze® menu in their restaurants.

      As a result of an initiative in the mid-1990’s to transfer certain company-operated restaurants to new franchisees, some franchisees sublease their restaurants from us. However, most franchisees currently either purchase the real estate upon which the restaurants are operated or enter into direct leases with third-party owners of real estate.

Purchasing

      Our ability to maintain consistent quality throughout our restaurants depends in part upon the ability to acquire food products and related items from reliable sources in accordance with our specifications. We have a contract with one national distributor for substantially all of the food and supplies, including the chicken that our company-operated restaurants receive from our suppliers. Fresh chicken is typically delivered every other day to each restaurant. We have recently entered into a new five-year distribution agreement with our long-standing distributor, which expires August 15, 2010. Currently, all franchisees are required to use this distributor as the sole approved distributor and they must purchase food and supplies only from approved suppliers.

      We regularly inspect vendors to ensure both that the products purchased conform to our high-quality standards and that the prices offered are competitive. To support this, we have a quality assurance team that performs comprehensive supplier audits on a frequency schedule based on the potential food safety risk of each product. In 2005, the quality control team conducted over 90 supplier audits. With the exception of our distributor and chicken and beverage suppliers, we normally contract for food and paper items at fixed price contracts ranging from one to two years.

      In February 2005, we entered into a new five-year contract with our primary beverage supplier, which provides for a marketing allowance based on gallons sold. A portion of the marketing allowance is specifically earmarked to be used to support our beverage product advertising programs. All franchisees are required to purchase beverages from approved suppliers.

      Historically, we have been able to limit our exposure to chicken prices through contracts ranging in term from one to three years and through menu price increases. In February of 2005, we entered into new contracts with our two current suppliers of whole chicken with terms that expire in February 2007 and February 2008. The cost of chicken under these new contracts is higher than under our prior contracts. We raised prices in September and November 2004 to help offset the impact of the increased price of chicken. Chicken makes up the largest part of our total product cost, approximately 14.0% of our revenue from company-operated restaurants for fiscal 2005.

Competition

      The restaurant industry is highly competitive and fragmented. The number, size and strength of competitors vary by region. We believe that quick service restaurant competition is based primarily on quality, taste, quickness of service, value, name recognition, restaurant location and customer service. The fast casual restaurant industry is also highly competitive. We believe that competition within the fast casual restaurant segment is based primarily on price, taste, quality and the freshness of the menu items and the comfort and ambiance of the restaurant environment.

      Our greatest strength in this competitive environment is our high-quality, delicious food. We believe we are positioned to take advantage of a number of consumer trends, including the impact of the Hispanic culture on food and flavors, growth of the Mexican food segment, increased interest in healthy dining and the growth of the Hispanic population in many regions of the United States, which should each provide us with opportunities to continue to grow our market position in existing and new markets. We believe we can continue to increase our market share with our marketing focus on building our brand, as well as our operations focus on achieving improvements in all aspects of customer service.

Regulation

      Our business is subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes. Failure to obtain or retain food or other licenses would adversely affect the operations of our restaurants. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations.

      The development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. We believe that federal and state environmental regulations have not had a material effect on our operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction and increase development costs for new restaurants.

      We also are subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, unemployment tax rates, worker’s compensation rates, citizenship requirements and other working conditions. A significant number of our hourly staff are paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage will increase our labor cost. We are also subject to the Americans With Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our restaurants to make reasonable accommodations for disabled persons. See “Risk Factors—Risk Related to Our Business—Matters relating to employment and labor laws may adversely affect our business.”

      Many states, including California, and the Federal Trade Commission require franchisors to transmit specified disclosure statements to potential franchisees when offering or modifying a franchise. Some states require us to register our franchise offering documents and file our advertising material before we may offer a franchise for sale. Our non-compliance could result in civil or criminal penalty, rescission of a franchise, and suspension of our ability to offer and sell franchises in a state. We believe that our Uniform Franchise Offering Circular, together with any applicable state versions or addenda, complies in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising. We are currently legally authorized to market franchises in 44 states and are pursuing opportunities in those states.

Environmental Matters

      Our operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of waste and clean-up of contaminated soil and groundwater. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on, in or emanating from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

      Certain of our properties may be located on sites that we know or suspect have been used by prior owners or operators as retail gas stations. Such properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. We are aware of contamination from a release of hazardous materials by a previous owner at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the contamination at any of these properties. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination. Although we lease most of our properties, or when we own the property we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we cannot assure you that we will not be liable for environmental conditions relating to our prior, existing or future restaurants or restaurant sites. If we are found liable for the costs of remediation of contamination at or emanating from any of our properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

      We have conducted environmental reviews of restaurants opened since 2000, but we have not conducted a comprehensive environmental review of all of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

Employees

      As of March 28, 2006, we had approximately 4,254 employees, of whom approximately 3,975 were hourly restaurant employees, 143 were salaried general managers engaged in managerial capacities and 136 were corporate and office personnel. Most of our restaurant employees are employed on a part-time basis to provide services necessary during peak periods of restaurant operations. None of our employees are covered by a collective bargaining agreement. We believe that we generally have good relations with our employees.

Properties

      Our restaurants are either free-standing facilities, typically with drive-thru capability, or attached restaurants. The average free-standing restaurant provides seating for approximately 60 customers while the average attached restaurant provides seating for approximately 40 customers. A typical restaurant generally ranges from 2,200 to 2,600 square feet. For a majority of our company-operated restaurants, we lease land on which our restaurants are built. Our leases generally have terms of 20 years, with two or three renewal terms of five years. Restaurant leases provide for a specified annual rent, and some leases call for additional or contingent rent based on revenue above specified levels. Generally, leases are “net leases” that require us to pay a pro rata share of taxes, insurance and maintenance costs. We own 19 properties and currently operate or license to franchisees the right to operate restaurants on all of these properties. All 19 of these owned properties are subject to mortgages that secure the existing senior secured credit facilities. In addition, we lease 127 properties on which we operate restaurants.

      We lease our executive offices consisting of approximately 18,900 square feet in Irvine, California for a term expiring in September 2007. We believe that our current office space is suitable and adequate for its intended purposes and our near-term expansion plans.

Litigation

      On or about April 16, 2004, two former employees and one current employee filed a class action suit in the Superior Court of the State of California, County of Los Angeles, against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief. The complaint was served on us on April 19, 2004. The court has ordered the class action stayed pending the arbitration of one of the named putative class plaintiffs as a result of his execution of a mandatory arbitration agreement with us. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. If a class were ultimately certified, any settlement of or judgment arising from such lawsuit could be material, and we cannot give any assurance that we would have the resources available to pay such settlement or judgment.

      On or about October 18, 2005, a former manager, on behalf of himself and all others similarly situated, filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, alleged improper classification of general managers, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs’ requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. We were served with this complaint on December 16, 2005. The court has ordered that the case be deemed complex and assigned it to the complex litigation panel. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

      We are also subject to litigation relating to intellectual property matters. See “—Intellectual Property.”

      We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources. A significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operation and cash flows.

MANAGEMENT

Executive Officers and Directors

      Executive officers and directors as of May 1, 2006.

Name	Age	Position
Stephen E. Carley	53	President, Chief Executive Officer and Director
Karen B. Eadon	52	Senior Vice President, Marketing
Joseph N. Stein	45	Senior Vice President, Chief Financial Officer and Treasurer
Brian Berkhausen	52	Senior Vice President, Development
Jeanne A. Scott	58	Senior Vice President, Human Resources and Training and Assistant Secretary
Pamela R. Milner	51	Senior Vice President, General Counsel and Secretary
Stephen J. Sather	58	Senior Vice President, Operations and Assistant Secretary
Brian Carmichall	42	Vice President, Development
Thomas J. Giannetti	42	Vice President, Information Technology
Andrew R. Heyer	48	Director
Dean C. Kehler	49	Director
Steven A. Flyer	40	Vice President, Assistant Secretary and Director
David L. Benyaminy	35	Director
Glenn B. Kaufman	38	Director
Dennis J. Lombardi	58	Director

      Stephen E. Carley has been President and Chief Executive Officer and a Director of Holdings since May 2006 and President and Chief Executive Officer and a Director of EPL since April 2001. Mr. Carley has over 12 years of experience in the restaurant and food-service industries, including from 1993 to November 1996 when Mr. Carley served in various capacities, including National Vice President of Development, for Taco Bell Corporation. From November 1996 to October 1998, Mr. Carley was President of Universal Studios Hollywood Theme Park and Citywalk, a division of Universal Studios, Inc. From January 1999 to April 2001, Mr. Carley served as President of OnRadio.com, a Web site hosting and design business, chief executive officer of JoePix.com, and President of PhotoPoint Corporation, two digital-imaging companies. Previously in his career, Mr. Carley spent several years in brand management and operations with General Mills, Inc., The Pillsbury Company and PepsiCo, Inc.

      Karen B. Eadon has been Senior Vice President, Marketing of Holdings since May 2006 and has been with EPL since October 2002. Since January 2006, Ms. Eadon has served as Senior Vice President of Marketing and Chief Marketing Officer of EPL and from October 2002 to January 2006 served as Vice President and Chief Marketing Officer of EPL. From November 2000 to October 2002, Ms. Eadon served as Vice President, U.S. Marketing for McDonald’s Corporation. From March 1999 to October 2000, she served as Senior Vice President, Marketing for Applebee’s International, Inc. From April 1995 to March 1999, she served as Vice President, Retail Marketing for ARCO Products Company, the refining and marketing division of ARCO.

      Joseph N. Stein has been Senior Vice President, Chief Financial Officer and Treasurer of Holdings since May 2006 and joined EPL in April 2002. Since January 2006, Mr. Stein has served as Senior Vice President of Finance, Chief Financial Officer and Treasurer of EPL and from April 2002 to January 2006 served as Vice President of Finance, Chief Financial Officer and Treasurer of EPL. From April 1999 to April 2002, Mr. Stein served as Vice President and Chief Strategic and Financial Officer for Rubio’s Restaurants, Inc. From January 1997 to April 1999, he served as Executive Vice President and Chief Administrative Officer for Checkers Drive-In Restaurants, Inc.

      Brian Berkhausen has been Senior Vice President, Development of Holdings since May 2006 and Vice President of Development of EPL since December 1997. Mr. Berkhausen was promoted to Senior Vice President of Development of EPL in January 2006. From May 1996 to November 1997, Mr. Berkhausen served as Director, Market Team Operations and Systems for Allied Domecq Retailing, a QSR operator of the Togo’s Eateries, Inc., Dunkin’ Donuts Inc. and Baskin-

Robbins Incorporated brands. From May 1993 to May 1996, Mr. Berkhausen served as Director, Market Development and Strategy for Baskin-Robbins Incorporated.

      Jeanne A. Scott has been Senior Vice President, Human Resources and Training and Assistant Secretary of Holdings since May 2006 and Vice President of Human Resources and Training of EPL since February 2003. Ms. Scott was promoted to Senior Vice President of Human Resources and Training and Assistant Secretary of EPL in January 2006. From January 1999 to January 2003, Ms. Scott served as Senior Vice President, Human Resources Alliance for Sodexho, a worldwide food service management company. From December 1995 to November 1998, she served as Vice President Human Resources and Training for Koo Koo Roo, Inc.

      Pamela R. Milner has been Senior Vice President, General Counsel and Secretary of Holdings since May 2006 and Vice President and General Counsel of EPL since January 2000 and Corporate Secretary of EPL since February 2000. Ms. Milner was promoted to Senior Vice President, General Counsel and Corporate Secretary of EPL in January 2006. From August 1999 to December 1999, Ms. Milner was General Counsel for Capital Pacific Holdings, Inc., a publicly traded real estate development company. Ms. Milner served as Assistant General Counsel for Advantica Restaurant Group, Inc. from September 1998 to August 1999 and Senior Corporate Counsel from October 1997 to September 1998. From September 1994 to October 1997, Ms. Milner was Senior Attorney and Director of Acquisitions & Divestitures for Taco Bell Corporation.

      Stephen J. Sather has been Senior Vice President Operations and Assistant Secretary of Holdings since May 2006 and Senior Vice President of Operations of EPL since January 2006. From March 2002 to December 2005, he served as Senior Vice President Retail Operations for Great Circle Family Foods, LLC in Los Angeles, California. From December 1996 to December 2001, he served as Chief Operating Officer for Rubio's Restaurants Inc.

      Brian Carmichall has been Vice President, Development of Holdings since May 2006. From February 2002 to December 2005, he was the Director of Development of EPL. He served as the Manager of Concept Development and acted as Architectural Administrator of EPL from April 1996 to January 2002.

      Thomas J. Giannetti has been Vice President, Information Technology of Holdings since May 2006. From April 2004 to December 2005, he served as Director of Information Technology for EPL. From July 1998 to April 2004, he served as Director of Information Technology for Home Depot.

      Andrew R. Heyer has been a Director of Holdings since November 2005 and a Director of EPL since November 2005. Mr. Heyer is a Managing Partner of Trimaran Capital Partners, L.L.C. and a member of the Investment Committee of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C. Mr. Heyer was a vice chairman of CIBC World Markets Corp. and was a co-head of the CIBC Argosy Merchant Banking Funds (Fund I). Prior to joining CIBC World Markets Corp. in 1995, Mr. Heyer was a founder and Managing Director of The Argosy Group L.P. Mr. Heyer currently serves on the Board of Directors of Niagara Corporation, Hain Celestial Group, Inc., Reddy Ice Holdings, Inc., Millennium Digital Media Holdings, L.L.C., Village Voice Media, L.L.C., Brite Media Group LLC and Charlie Brown’s Acquisition Corp.

      Dean C. Kehler has been a Director of Holdings since November 2005 and a Director of EPL since November 2005. Mr. Kehler is a Managing Partner of Trimaran Capital Partners, L.L.C. and a member of the Investment Committee of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C. Mr. Kehler was a vice chairman of CIBC World Markets Corp., and was a co-head of the CIBC Argosy Merchant Banking Funds (Fund I). Prior to joining CIBC World Markets Corp. in 1995, Mr. Kehler was a founder and Managing Director of The Argosy Group L.P. Mr. Kehler currently serves on the Board of Directors of Booth Creek Ski Holdings, Inc., Fortunoff, Inviva, Inc., PrimeCo Wireless Communications LLC, Urban Brands, Inc. and Charlie Brown’s Acquisition Corp.

      Steven A. Flyer has been a Director of Holdings since November 2005 and he has been Vice President of Holdings since April 2006. Mr. Flyer served as President of Holdings from November

2005 to April 2006. Mr. Flyer has been Vice President, Assistant Secretary and Director of EPL since November 2005. Mr. Flyer is a Managing Director of Trimaran Capital Partners, L.L.C. Prior to joining Trimaran in 2000, Mr. Flyer was an Executive Director in the Leveraged Finance Group of CIBC World Markets Corp. responsible for the CIBC Argosy Merchant Banking Funds (Fund I). Prior to joining CIBC World Markets Corp. in 1997, Mr. Flyer practiced law at Dewey Ballantine LLP. Mr. Flyer currently serves on the Board of Directors of Fortunoff.

      David L. Benyaminy has been a Director of Holdings since May 2006 and has been a Director of EPL since November 2005. Mr. Benyaminy is an Executive Director of Trimaran Capital Partners, L.L.C. Prior to joining Trimaran in 2001, Mr. Benyaminy was a Director in the Leveraged Finance Group of CIBC World Markets Corp. Prior to joining CIBC World Markets Corporation in 1997, Mr. Benyaminy was an analyst at Chase Manhattan Corp. Mr. Benyaminy serves on the Board of Directors of Urban Brands, Inc. and Brite Media Group LLC.

      Glenn B. Kaufman has been a Director of Holdings since May 2006 and of EPL since December 1999. Mr. Kaufman was a Vice President of EPL from December 1999 to May 2004. He is a Managing Director of American Securities Capital Partners, L.P., having joined that company in October 1997. Mr. Kaufman has also been a Managing Director of American Securities Capital Partners, LLC since September 2000. From October 1993 to October 1997, Mr. Kaufman served as a corporate attorney with the firm of Cravath, Swaine & Moore in New York, New York, where he focused on private equity and related transactions. Previously, he worked in the small business consulting group of Price Waterhouse. He is Chairman of the Board of Press, Ganey Associates, Inc. and a director of Potbelly Sandwich Works.

      Dennis J. Lombardi has been a Director of Holdings since May 2006 and of EPL since February 2000. He served as Executive Vice President of Technomic Inc., a food services consulting and research firm, from February 1991 to December 2004. He is currently serving as Executive Vice President of WD Partners, a multi-unit design and development company.

Composition of the Board of Directors After This Offering

      Upon completion of this offering, we expect to have a board of directors which will be exempt from the independence criteria for boards of directors as a controlled company or compliant with such criteria under transition periods provided to newly public companies under the applicable rules of The Nasdaq National Market and the SEC. We will continue to evaluate our compliance with the applicable Nasdaq and SEC rules and the director independence exemptions or transition periods provided for therein.

Board Committees

      Our board of directors will adopt, before completion of this offering, an audit committee, compensation committee and nomination and corporate governance committee along with written charters for each of these committees which, following this offering, will be available on our Web site. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

      Audit Committee. Upon completion of this offering, we will have an audit committee that will be responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountants' qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

      Upon consummation of this offering,                  will become chairperson of our audit committee and the other members of our audit committee will be                  and                 , each of whom will satisfy any applicable independence requirements of The Nasdaq National Market or be exempt from such requirements pursuant to controlled company exemptions. Prior to the consummation of this offering, we expect our board of directors to determine that                  is an “audit committee financial expert” under the requirements of the SEC and meets similar qualifications under the requirements of The Nasdaq National Market.

      Compensation Committee. Upon completion of this offering, we will have a compensation committee that will be responsible for (1) reviewing key employee compensation goals, policies, plans and programs, (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the board on the selection of the chief executive officer and evaluation of such officer’s executive performance and other related matters, (5) administrating of stock plans and other incentive compensation plans, (6) approving overall compensation policies for the entire company and (7) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

      Upon consummation of this offering,                  will become chairperson of our compensation committee and the other members of our compensation committee will be                  and                 , each of whom will satisfy any applicable independence requirements of The Nasdaq National Market or be exempt from such requirements pursuant to controlled company exemptions.

      Nominating and Corporate Governance Committee. Upon completion of this offering, our nominating and corporate governance committee’s purpose will be to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee’s responsibilities will include (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees, (2) establishing a policy for considering stockholder nominees for election to our board of directors, (3) evaluating and recommending candidates for election to our board of directors, (4) overseeing our board of directors' performance and self-evaluation process and developing continuing education programs for our directors, (5) reviewing our corporate governance principles and policies and providing recommendations to the board regarding possible changes, and (6) reviewing and monitoring compliance with our code of ethics and our insider trading policy.

      Upon consummation of this offering,                  will become chairperson of our nominating and corporate governance committee and the other members of our nominating and corporate governance committee will be                  and                 , each of whom will satisfy any applicable independence requirements of The Nasdaq National Market or be exempt from such requirements pursuant to controlled company exemptions.

Code of Ethics

      We expect to adopt a Code of Ethics that will be substantially similar to EPL's Code of Business Ethics & Conduct. EPL's Code of Business Ethics & Conduct applies to all of EPL's employees and is filed as an exhibit to EPL's Annual Report on Form 10-K for the fiscal year ended December 29, 2004.

Executive Compensation

Summary Compensation

      None of our executive officers receive compensation for serving in such capacities. Our executive officers instead receive compensation as officers of EPL. The following table sets forth information regarding compensation for the last three fiscal years (ended December 28, 2005, December 29, 2004 and December 31, 2003, respectively) awarded to, earned by, or paid to EPL’s chief executive officer and its other four most highly compensated executive officers at the end of fiscal 2005, or the Named Executive Officers.

	Annual Compensation				Long-Term Compensation(2)
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation	Securities Underlying Options(3)
Stephen E. Carley President and Chief Executive Officer of EPL	2005 2004 2003	$356,320 344,205 341,124	$1,689,166 654,269 523,456	* * *	89,586 22,500 22,500
Joseph N. Stein Senior Vice President of Finance, Chief Financial Officer and Treasurer of EPL	2005 2004 2003	239,709 231,568 232,778	746,195 205,771 187,044	* * *	32,405 8,667 10,000
Brian Berkhausen Senior Vice President of Development of EPL	2005 2004 2003	188,531 188,531 192,331	123,815 673,209 593,654	* * *	26,755 6,000 15,000
Karen B. Eadon Senior Vice President of Marketing and Chief Marketing Officer of EPL	2005 2004 2003	254,535 247,439 251,192	477,012 181,051 126,963	* * *	37,603 10,000 10,000
Kenneth W. Clark(4) Vice President of Operations of EPL	2005 2004 2003	196,997 195,703 196,064	128,251 677,504 595,507	* * *	— 6,000 15,000

*	Lesser of either $50,000 or 10% of the total salary and bonus for the year indicated.
(1)	Includes cash bonuses paid pursuant to bonus arrangements adopted in connection with the sale of the 2009 Notes.
(2)	EPL has not granted any restricted stock awards, stock appreciation rights or long-term incentive plan awards.
(3)	The listed options for 2005 are new options to purchase CAC common stock, granted subsequent to the acquisition of us and our subsidiaries by CAC, and existing options to purchase shares our common stock, which were exchanged for options to purchase shares of CAC common stock upon consummation of the acquisition on November 18, 2005. The listed options for 2003 and 2004 are to purchase shares of our common stock, which were exchanged for options to purchase shares of CAC common stock upon consummation of the acquisition of us by CAC on November 18, 2005. Those options were revalued in connection with the sale of the 2009 Notes in December 2003 and the options were further revalued in April 2004 in connection with the sale of the 2010 Notes. In connection with this offering, all the listed options will be converted into options to purchase shares of our common stock or will be terminated in exchange for shares of our restricted stock. See “—Vesting and Exchange of Options in Connection with this Offering.”
(4)	Mr. Clark resigned from EPL effective January 25, 2006.

Option Grants in Last Fiscal Year

      Options to purchase common stock of CAC were granted to the Named Executive Officers below in fiscal 2005, subsequent to CAC's acquisition of Holdings and its subsidiaries, including EPL. Additionally, a majority of the Named Executive Officers exchanged, effective as of November 18, 2005, some of their existing options to purchase our common stock for options to purchase common stock of CAC.

      Each option represents the right to purchase one share of CAC common stock. There is no public trading market for CAC common stock. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market value on the date of grant of $86.43 per share.

      The potential realizable values are based on an assumption that the stock price of CAC common stock will appreciate at the annual rate shown (compounded annually) from the date of revaluation until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect management's estimate of future stock price growth of the shares of CAC common stock.

	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2005	Exercise Price per Share	Assumed Market Value on Date of Grant	Expiration Date	5%	10%
Stephen E. Carley	66,741	33.7	$86.43	$86.43	11/18/2015	$3,627,721	$9,193,358
Joseph N. Stein	22,247	11.3	86.43	86.43	11/18/2015	1,209,240	3,064,453
Brian Berkhausen	17,798	9.0	86.43	86.43	11/18/2015	967,392	2,451,562
Karen B. Eadon	22,247	11.3	86.43	86.43	11/18/2015	1,209,240	3,064,453

Vesting and Exchange of Options in Connection with this Offering

      In the mergers, all             shares of CAC common stock and options to purchase             shares of CAC common stock, including shares and options held by LLC and members of our management, will be converted into             shares of our common stock and options to purchase             shares of our common stock. Pursuant to the terms of the award agreements under which the options were granted, 50% of the then unvested options to purchase shares of our common stock held by our Named Executive Officers (and other grantees) will vest immediately upon consummation of this offering. These options along with any previously vested options held by such Named Executive Officers (and other grantees) will remain exercisable in accordance with the terms of the original grant. The other 50% of the then unvested options shall automatically terminate and the optionees shall be entitled to receive grants of our restricted stock with an aggregate economic value equal to the fair market value (measured at the close of business of the first day of public trading) of the shares of our common stock into which the terminated unvested options were exercisable minus the aggregate exercise price of such options.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table provides summary information of the options exercised during fiscal 2005 and the number of shares of CAC common stock represented by outstanding stock options held by each Named Executive Officer as of December 28, 2005. There is no public trading market for CAC common stock. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market value of $86.43 per share, less the exercise price of the options, each as of December 28, 2005, and multiplying the result by the number of shares.

			Number of Securities Underlying Unexercised Options at December 28, 2005		Value of Unexercised In-the-Money Options at December 28, 2005
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen E. Carley	12,830	$2,390,613	22,845	66,741	$1,801,785	$—
Joseph N. Stein	4,367	791,780	10,158	22,247	779,627	—
Brian Berkhausen	2,200	433,708	8,977	17,798	749,131	—
Kenneth W. Clark(1)	6,000	1,182,839	—	—	—	—
Karen B. Eadon	3,500	623,490	15,356	22,247	1,157,842	—

(1)	Represents shares of our common stock that were acquired on exercise of options in connection with our acquisition by CAC in November 2005.

Compensation of Directors

      Our directors currently receive no compensation for serving as directors other than reimbursement of reasonable expenses incurred in attending meetings.

      All compensation of our non-affiliate directors will be established by our board of directors following this offering.

Employment Contracts and Termination of Employment

      EPL has employment agreements with each Named Executive Officer, except Kenneth W. Clark, who resigned as an executive officer of EPL, effective January 25, 2006.

      Term. Mr. Carley’s employment agreement is dated September 27, 2005 and runs until December 31, 2008. Mr. Stein’s employment agreement is dated September 27, 2005 and runs until December 31, 2008. Mr. Berkhausen’s employment agreement is dated November 1, 2005 and runs until December 31, 2008. Ms. Eadon’s employment agreement is dated October 10, 2005 and runs until December 31, 2008. Each employment agreement has perpetual one-year renewals unless either party provides termination notice at least 60 days prior to the end of the then applicable term.

      Base Salary. Subject to future annual increases at the sole discretion of the board of directors, Mr. Carley’s, Mr. Stein’s, Mr. Berkhausen’s and Ms. Eadon’s current base salaries under their respective employment agreements are $372,336, $242,034, $238,000 and $256,547, respectively.

      Bonus. Contingent on our meeting certain financial goals, the target bonus for each Named Executive Officer under his or her employment agreement is 75% of that executive officer’s respective base salary, except for Mr. Carley, whose target bonus is 100% of his base salary. All other agreements provide for a target bonus of 75% of that executive officer’s respective base salary.

      Termination. If EPL terminates a Named Executive Officer for cause or a Named Executive Officer resigns without good reason or dies or suffers from a disability, that executive officer is entitled to accrued base annual salary for the then current year to date, earned but unpaid bonus from prior years, accrued expenses meriting reimbursement and accrued benefits. If a Named Executive Officer dies or suffers from a disability, that executive officer is also entitled to a pro rata bonus for the then current year. If we terminate a Named Executive Officer without cause or a Named Executive Officer resigns for good reason, that executive officer is entitled to all of the above compensation plus 12 months additional base salary, except for Mr. Carley who is entitled to two years’ base salary and the average of his annual bonus earned in the two most recently completed fiscal years prior to such termination.

2005 Stock Option Plan

      CAC adopted the 2005 Stock Option Plan in connection with the consummation of the acquisition of us by CAC on November 18, 2005. The 2005 Stock Option Plan provides for the grant of options to acquire CAC common stock to employees, directors and service providers of CAC subject to the terms and conditions set forth in the individual option award agreements. CAC reserved 224,694 shares for the grant of such options pursuant to the plan. Both the options granted in exchange for options to purchase our common stock existing prior to the acquisition (which were fully vested in connection with the acquisition) and the new options granted subsequent to the our acquisition by CAC on November 18, 2005 were granted pursuant to the terms of the 2005 Stock Option Plan.

      In the mergers, options previously granted pursuant to the 2005 Stock Option Plan will be converted into options to purchase shares of our common stock. In connection with this offering, certain of these unvested options will automatically terminate and the optionees will be entitled to receive grants of our restricted stock. See “—Vesting and Exchange of Options in Connection with this Offering.”

2006 Equity and Incentive Plan

      In connection with this offering, we intend to adopt the 2006 Equity and Incentive Plan, which we expect will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock and cash-based awards to our employees, directors and independent contractors. Specific terms for the plan have not yet been determined.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of March 28, 2006, and as adjusted to give effect to this offering, for the following individuals, entities or groups:

•	each person or entity who we know beneficially owns more than 5% of our outstanding common stock;

•	each of the Named Executive Officers;

•	each of our directors; and

•	all our directors and executive officers as a group.

      Except as otherwise indicated below, the address of each officer and director listed below is c/o El Pollo Loco, Inc., 3333 Michelson Drive, Suite 550, Irvine, California 92612.

      Information in the table below assumes that each of the following events has occurred: (i) the conversion of shares of CAC common stock and options to purchase shares of CAC common stock into shares of our common stock and options to purchase shares of our common stock in the mergers as described under “The Transactions” and (ii) the vesting of certain options to purchase shares of our common stock and the termination of certain options in exchange for shares of our restricted stock as described under “Management—Executive Compensation—Vesting and Exchange of Options in Connection with this Offering.”

      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules include shares of common stock issuable pursuant to the exercise of stock options or warrants or conversion of convertible notes that are either immediately exercisable or convertible or exercisable or convertible within 60 days of the date of this prospectus. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and dispositive authority with respect to all shares shown as beneficially owned by them.

	Beneficial Ownership Prior to this Offering		After Offering (assuming no exercise of over-allotment option)	Beneficial Ownership After Offering (assuming exercise of over-allotment option in full)
Beneficial Owner	Number	Percentage	Percentage	Percentage
5% Stockholder:
Trimaran Pollo Partners, L.L.C.(1)
Executive Officers and Directors:
Brian Berkhausen
Stephen E. Carley
Kenneth W. Clark
Karen B. Eadon
Joseph N. Stein
David L. Benyaminy
Steven A. Flyer
Andrew R. Heyer
Glenn B. Kaufman
Dean C. Kehler
Dennis J. Lombardi
All executive officers and directors as a group (15 persons)

*	Represents less than 1%

(1)	The address for Trimaran Pollo Partners, L.L.C. is c/o Trimaran Capital Partners, 622 Third Avenue, New York, New York 10017.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Stockholders Agreement

      CAC entered into a stockholders agreement with LLC and certain stockholders, including members of our management. We, Intermediate and EPL are wholly owned indirect subsidiaries of CAC, which is owned by LLC (which is controlled by affiliates of Trimaran). The stockholders agreement generally restricts the transfer of shares of common stock and rollover options, along with shares into which any options held have been exercised, owned by the members of management and other employees, or any other stockholders, that are or become parties to the agreement. Exceptions to these restrictions include certain transfers of shares for estate planning purposes and certain involuntary transfers in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision of the stockholder (so long as CAC, and if CAC does not exercise its right, the other stockholders, have been given the opportunity to purchase, pro rata, the common stock subject to such involuntary transfer).

      The stockholders agreement terminates upon the consummation of (1) an initial public offering of CAC or its subsidiaries (such as this offering) or (2) a sale of all or substantially all of the assets or equity interests in CAC to a third party (whether by merger, consolidation, sale of assets or securities or otherwise). However, the registration rights provisions of the agreement, and certain other provisions, including, among others, exculpation clauses, specific performance provisions, consent to jurisdiction, provisions relating to attorneys' fees, third-party beneficiaries and notices, are expected to survive termination.

      The stockholders agreement also gives LLC the right to make an unlimited number of requests that CAC use its best efforts to register its shares under the Securities Act. In demand registrations, subject to certain exceptions, the parties to the stockholders agreement have certain rights to participate on a pro rata basis, subject to certain conditions. In addition, if we decide to sell our common stock, the LLC and the other parties to the stockholders agreement, including members of our management, will also have certain rights to participate on a pro rata basis, subject to certain conditions.

      Upon the earlier of 180 days after an initial public offering or the end of any lock-up period, LLC and its members will, under the stockholders agreement, be entitled, subject to certain exceptions, to exercise demand registration rights to register their shares of the common stock under the Securities Act. By exercising these registration rights, and selling a large number of shares of our common stock, the price of our common stock could decline. Approximately            shares of common stock, will be subject to the registration rights agreement upon completion of this offering.

      At least ten days prior to the anticipated filing date of any registration statement, notice will be given to all holders of registrable securities party to the stockholders agreement outlining their rights to include their shares in such registration statement, and CAC must use its best efforts to register any securities which such holders request, within ten days of receipt of notice, to be registered. A stockholder may, until seven days prior to the effectiveness of a registration statement, withdraw any securities that it has previously elected to include pursuant to piggyback registration rights. Any sales of registrable securities pursuant to demand rights must be on the same terms and conditions as those applying to CAC or any selling stockholder.

      After this offering, the stockholders with these registration rights will hold an aggregate of           shares of our common stock. We will be required to bear substantially all costs incurred in these registrations, other than underwriting discounts and commissions. The registration rights described above could result in substantial future expenses for us and adversely affect any future equity or debt offerings.

LLC Agreement

      Affiliates of Trimaran and certain other third-party investors entered into a limited liability company operating agreement, or the LLC agreement. The LLC agreement generally restricts the transfer of interests in LLC owned by the parties other than affiliates of Trimaran. Exceptions to this restriction include transfers to affiliates. In addition, the third-party investors have “tag-along” rights to sell their interests on a pro rata basis with Trimaran affiliates in significant sales to third parties. Similarly, Trimaran affiliates have “drag-along” rights to cause the third-party investors to sell their interests, on a pro rata basis with Trimaran affiliates, in significant sales to third parties. The members of LLC have preemptive rights in order to maintain their respective percentage ownership interests in LLC in the event of an issuance of additional membership interests, and rights to cause LLC to exercise on a pro rata basis its preemptive rights, if any, in CAC.

      Under the terms of the LLC agreement, LLC is solely managed by a Trimaran affiliate. Through the LLC agreement, Trimaran affiliates also have the right to designate at least a majority of the directors on the board of directors of CAC, and third-party investors holding at least 15% of the outstanding interests have the right to designate one director to the board of directors of CAC. Additionally, subject to certain threshold conditions upon the consummation of the offering, ASCP has the right to elect one person to the board of CAC. The LLC agreement terminates and LLC will be dissolved and its affairs wound up at the earlier of (1) the election of the managing member or (2) six years following an initial public offering of CAC or any of its subsidiaries. In connection with this offering, we expect the LLC agreement will be amended to provide rights to designate members of our board of directors and certain registration rights relating to sales of our common stock.

Monitoring and Management Services Agreement

      Under the terms of a monitoring and management services agreement, or management agreement, entered into between Trimaran and CAC, CAC (1) paid to Trimaran a fee of approximately $7.0 million for services provided and (2) pays an annual advisory and monitoring fee of $500,000 paid quarterly in advance to Trimaran for services provided by Trimaran to CAC. The management agreement provides that CAC indemnify Trimaran and its affiliates and their respective partners, members, directors, officers, employees and agents in connection with the services rendered to CAC under the agreement. It also provides that CAC reimburse Trimaran for expenses incurred in connection with CAC's acquisition of our company and with respect to services to be provided to CAC on a going-forward basis. The management agreement also provides for the payment of certain transaction fees payable by CAC to Trimaran (1) in connection with future investment banking and related services and for the reimbursement by CAC of expenses incurred by Trimaran in connection with such services, if Trimaran determines to provide such services and (2) if the agreement is terminated in connection with the consummation of an initial public offering of CAC or any of its subsidiaries. In connection with this offering, we will pay a fee of $     million to Trimaran to terminate the management agreement and Trimaran will receive $     million as a fee for advisory services provided in connection with the transactions.

Management Consulting Agreement

      Until November 18, 2005, EPL was a party to a management consulting agreement with ASCP, which is an affiliate of our former controlling stockholder, pursuant to which ASCP provided EPL with certain management services. The annual fee for ASCP’s services was approximately $400,000 plus its reasonable expenses. During the fiscal years ended December 28, 2005, December 29, 2004, December 31, 2003, EPL paid $435,000, $492,000 and $439,000, inclusive of expenses, respectively, to ASCP for management services. This agreement was terminated in connection with CAC’s acquisition of us.

DESCRIPTION OF CAPITAL STOCK

      The following information describes our common stock and preferred stock and provisions of our certificate of incorporation and our by-laws, all as will be in effect upon the closing of this offering. This description is only a summary. You should also refer to the certificate of incorporation and by-laws which will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate.

      Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.10 per share, and             shares of preferred stock, par value $0.10 per share.

Common Stock

      Under our certificate of incorporation, the holders of common stock will be entitled to one vote per share on all matters to be voted on by the stockholders. After payment of any dividends due and owing to the holders of preferred stock, holders of common stock will be entitled to receive dividends declared by the board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. Holders of our common stock will have no preemptive, conversion, subscription or other rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

      In accordance with our certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to            shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

      Delaware Law. We expect to be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15.0% or more of the company’s voting stock. The statute could delay, defer or prevent a change in control of our company.

      Certificate of Incorporation and By-law Provisions. Various provisions contained in our certificate of incorporation and by-laws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. These provisions:

•	authorize our board of directors to establish one or more series of preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	divide our board of directors into three classes of directors, with each class serving a staggered three-year term. As the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of the board of directors;

•	provide that a director may be removed from our board of directors only for cause, and then only by a supermajority vote of the outstanding shares;

•	limit the ability of our stockholders to act by written consent;

•	state that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, by the board of directors after a resolution is adopted by a majority of the total number of authorized directors, or by the holders of not less than 50% of our outstanding voting stock;

•	provide that the chairman or other person presiding over any stockholder meeting may adjourn the meeting whether or not a quorum is present at the meeting;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	provide that certain provisions of our certificate of incorporation can be amended only by the affirmative vote of at least two-thirds of the outstanding shares, and that our by-laws can be amended only by the affirmative vote of at least two-thirds of the outstanding shares or our board of directors; and

•	provide that the authorized number of directors may be changed only by resolution of the board of directors.

Listing

      We will apply to have our common stock approved for quotation on The Nasdaq National Market.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be           .

DESCRIPTION OF INDEBTEDNESS

Indebtedness to Be Incurred

      New Senior Secured Credit Facilities. Concurrently with the consummation of the transactions, we expect that EPL will enter into new senior secured credit facilities. The new senior secured credit facilities are conditioned on, among other things, the consummation of this offering. The following is a summary description of certain expected terms of our new senior secured credit facilities. As the final terms of our new senior secured credit facilities have not yet been agreed upon, they may differ from those set forth herein and, in certain cases, such differences may be significant.

      The new senior secured credit facilities are expected to provide for aggregate maximum borrowings of $           million under a term loan in an aggregate principal amount of $            million with a seven-year maturity and a revolving senior secured credit facility, providing for up to $            million of senior secured revolving loans outstanding at any time (including up to $            million available for letters of credit) with a six-year maturity. We expect that concurrently with the consummation of the transactions the full amount under the term loan will be drawn and up to $            million may be drawn on the senior secured revolving credit facility to fund the transactions. See “The Transactions.” Amounts under the senior secured revolving credit facility will be available on a revolving credit basis for our working capital and general corporate purposes.

Indebtedness to Be Repaid

      Existing Senior Secured Credit Facilities. In connection with CAC’s acquisition of us, EPL entered into senior secured credit facilities with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions as lenders. The existing senior secured credit facilities provide for aggregate maximum borrowings of $129.5 million under (1) a senior secured term loan in an aggregate principal amount of $104.5 million with a six-year maturity and (2) a senior secured revolving credit facility, providing for up to $25.0 million of revolving loans outstanding at any time (including up to $15.0 million available for letters of credit) with a five-year maturity.

      Concurrently with the consummation of the transactions, we expect to repay all amounts outstanding under, and terminate, our existing senior secured credit facilities. See “The Transactions.”

      14 1⁄2% Senior Discount Notes due 2014. The 2014 Notes are Intermediate’s senior unsecured obligations, ranking equally in right of payment with all of Intermediate’s existing and future unsecured senior debt and effectively subordinated to all of its existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The 2014 Notes are structurally subordinated to all liabilities and preferred stock of any of Intermediate’s subsidiaries including EPL and rank senior in right of payment to any of Intermediate’s existing and future subordinated indebtedness.

      On       , 2006, Intermediate commenced a tender offer to purchase for cash any and all outstanding 2014 Notes and solicited consents to amend the indenture governing the 2014 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture. We intend to use the net proceeds of this offering and borrowings under our new senior secured credit facilities to repurchase the 2014 Notes. See “The Transactions.”

      11 3⁄4% Senior Notes due 2013 and Guarantee. The 2013 Notes are EPL's senior unsecured obligations, ranking equally in right of payment with EPL's existing and future senior indebtedness (including the 2009 Notes) and senior in right of payment to any of our future subordinated indebtedness, and effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness.

      Intermediate's guarantee of the 2013 Notes is Intermediate's senior unsecured obligation, ranks equally in right of payment with Intermediate's future senior indebtedness and ranks senior to Intermediate's future subordinated indebtedness.

      On       , 2006, EPL commenced a tender offer to purchase for cash any and all outstanding 2013 Notes and solicited consents to amend the indenture governing the 2013 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture. We intend to use the net proceeds of this offering and borrowings under our new senior secured credit facilities to repurchase the 2013 Notes. See “The Transactions.”

      9 1⁄4% Senior Secured Notes due 2009. The 2009 Notes are EPL's general obligations and are secured on a second-priority basis, equally and ratably, by security interests in substantially all of EPL's assets (other than certain excluded assets) and all of EPL's capital stock, subject only to certain permitted prior liens. Except with respect to payments from the liquidation of collateral securing the first-priority liens, the 2009 Notes are pari passu in right of payment with all of EPL's senior indebtedness, but to the extent of the security interests, effectively senior to all of EPL's unsecured indebtedness and unsecured trade credit. The 2009 Notes are senior in right of payment to any future subordinated indebtedness of EPL and are unconditionally guaranteed by any future guarantors.

      In October 2005, EPL commenced a tender offer to purchase for cash any and all outstanding 2009 Notes and solicited consents to amend the indenture governing the 2009 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture. As of December 28, 2005, only $250,000 aggregate principal amount of the 2009 Notes remain outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

      Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of the transactions,             shares of our common stock will be outstanding and options to purchase             shares of our common stock will be outstanding, which includes the vesting of certain options to purchase shares of our common stock and the termination of certain options in exchange for shares of our restricted stock in connection with this offering. See “Management—Executive Compensation—Vesting and Exchange of Options in Connection with this Offering.” Of these shares,             shares will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, our existing equity investors will own             shares of common stock representing an aggregate            % ownership interest in us after the offering.

      We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Rule 144

      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

      Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

      Following the lock-up period, we estimate that approximately             shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of our common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Arrangements

      We, our executive officers and directors and certain of our stockholders have agreed to a 180-day “lock-up,” subject to certain exceptions, with respect to all shares of our common stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities, which we may issue or they may own prior to this offering or purchase in or after this offering, as the case may be. This means that for a period of 180 days following the date of this prospectus, or longer, in certain circumstances, we and such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that we file a registration statement related to any of these securities without the prior written consent of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, who may grant such consent at any time and without notice to you.

CERTAIN UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

      The following discussion is a summary of certain United States federal income tax consequences of an investment in our common stock by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of United States federal income taxation that may be relevant to particular taxpayers in light of their special circumstances or to taxpayers subject to special tax rules and does not address any aspect of United States federal taxation (such as estate and gift taxation) other than United States federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with certain United States federal income tax consequences to a Non-U.S. Holder that holds our common stock as a capital asset.

      This summary is based on current United States federal income tax law, which is subject to change, possibly with retroactive effect.

      EACH PROSPECTIVE PURCHASER OF OUR COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON STOCK.

      A “Non-U.S. Holder” is a beneficial owner of our common stock that is an individual, corporation, trust or estate that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

      If a partnership holds our common stock, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor concerning the United States federal income and other tax consequences.

Dividends

      Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

      Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States and, if such Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), that are attributable to a permanent establishment maintained by such Non-U.S. Holder within the United States are not subject to the withholding tax described above but instead are subject to United States federal income tax on a net income basis at applicable graduated United States federal income tax rates. A Non-U.S. Holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on any gain recognized upon the disposition of our common stock, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States; (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a Non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to United States federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code of 1986, as amended). No assurance can be given, however, that we will not be a United States real property holding corporation, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

      An individual Non-U.S. Holder who is subject to United States federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition is taxed on its gains (including gains from the disposition of our common stock and net of applicable United States losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other Non-U.S. Holders subject to United States federal income tax with respect to any gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated United States federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above may apply.

Backup Withholding and Information Reporting

      A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the Non-U.S. Holder is not a U.S. person in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our common stock. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS. In certain circumstances, the amount of dividends paid, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Each Non-U.S. Holder should consult its tax advisor regarding the application of the backup withholding and information reporting rules to it.

UNDERWRITING

      We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters. We will enter into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will agree to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Piper Jaffray & Co.
RBC Capital Markets Corporation

Total

      The underwriting agreement will be subject to a number of terms and conditions and will provide that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

      The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $      per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $      per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

      Over-Allotment Option. We will grant the underwriters an over-allotment option to purchase up to         additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

      Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

      We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $           .

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

      Listing. We expect our common stock to be approved for quotation on The Nasdaq National Market under the symbol “LOCO.”

      Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared with the price at which the underwriters may purchase shares through the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The representatives also may impose a penalty bid on underwriters and dealers participating in this offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in this offering the underwriting discount on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

      These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

      IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

      Lock-Up Agreements. We and our directors, executive officers and stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed, subject to exceptions, not to file any registration statement for, and each of our directors, officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The lock-up may be extended in certain circumstances if we issue a press release covering our results of operations during the last 17 days of the lock-up period or if, prior to the expiration of the lock-up period, we announce that we will issue our results of operations during the 16-day period beginning on the last day of the lock-up period.

      Directed Share Program. At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock offered hereby to be sold to certain directors, officers, employees and persons having relationships with us. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. We expect persons purchasing these reserved shares will be prohibited from disposing of or hedging the shares for a period of at least 180 days after the date of this prospectus. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

      Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

      Conflicts/Affiliates. Affiliates of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under our existing senior secured credit facilities. In addition, the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

LEGAL MATTERS

      The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and for the underwriters by Shearman & Sterling LLP, New York, New York. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP are, directly or indirectly, investors in Trimaran Fund II, L.L.C., an affiliate of Trimaran, and certain affiliated funds of Trimaran.

EXPERTS

      The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the acquisition of El Pollo Loco Holdings, Inc. by Chicken Acquisition Corp. and certain other parties on November 18, 2005), and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. You may read and copy the registration statement, related exhibits and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

      You may also request a copy of these filings, at no cost, by writing or telephoning us at:

El Pollo Loco Holdings, Inc.
3333 Michelson Drive, Suite 550
Irvine, California 92612
(949) 399-2085

      Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's Web site. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by, reported on, and with an opinion expressed by an independent accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 29, 2004 (Predecessor) and December 28, 2005 (Successor)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the
Predecessor Years Ended December 31, 2003 and December 29, 2004, the Predecessor
Period December 30, 2004 to November 17, 2005 and the Successor Period November 18,
2005 to December 28, 2005

F-4

Consolidated Statements of Stockholders' Equity (Deficiency) for the Predecessor Years
Ended December 31, 2003 and December 29, 2004, the Predecessor Period December 30,
2004 to November 17, 2005 and the Successor Period November 18, 2005 to December 28,
2005

F-5

Consolidated Statements of Cash Flows for the Predecessor Years Ended December 31, 2003
and December 29, 2004, the Predecessor Period December 30, 2004 to November 17, 2005
and the Successor Period November 18, 2005 to December 28, 2005

F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of
EL POLLO LOCO HOLDINGS, INC.
Irvine, CA

      We have audited the accompanying consolidated balance sheet of El Pollo Loco Holdings, Inc. and its subsidiaries (collectively, the “Company”), as of December 29, 2004 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficiency), and cash flows for the years ended December 31, 2003 and December 29, 2004 and the period from December 30, 2004 to November 17, 2005 (the “Predecessor Periods”), prior to the acquisition of the Company by Chicken Acquisition Corp. We have also audited the consolidated balance sheet of the Company as of December 28, 2005 and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the period from November 18, 2005 to December 28, 2005 (the “Successor Period”), subsequent to the acquisition of the Company by Chicken Acquisition Corp. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2004 and December 28, 2005 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficiency), and cash flows for the Predecessor Periods and the Successor Period, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 2 to the consolidated financial statements, on November 18, 2005, Chicken Acquisition Corp., and certain other parties completed the acquisition of the Company in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Accordingly, the assets acquired and liabilities assumed by Chicken Acquisition Corp. were recorded at fair value on that date by the Company and therefore the assets and liabilities of the Successor Period are not comparable with those of the Predecessor Periods.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
May 5, 2006

EL POLLO LOCO HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	Predecessor	Successor
	December 29, 2004	December 28, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,916	$3,552
Notes and accounts receivable—net	2,720	2,998
Inventories	1,136	1,372
Prepaid expenses and other current assets	2,530	3,189
Income taxes receivable	2,124	3,825
Deferred income taxes	4,150	1,520

Total current assets	18,576	16,456

PROPERTY OWNED—Net	59,469	69,121

PROPERTY HELD UNDER CAPITAL LEASES—Net	4,634	2,186

GOODWILL	38,989	276,029
DOMESTIC TRADEMARKS	19,800	120,700
OTHER INTANGIBLE ASSETS—Net	18,017	13,698
OTHER ASSETS	7,797	11,554

TOTAL ASSETS	$167,282	$509,744

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Revolving credit facility	$—	$2,775
Current portion of note payable	3,667	1,045
Current portion of obligations under capital leases	1,296	1,264
Current portion of other notes payable	619	—
Accounts payable	8,075	10,215
Accrued salaries	4,517	4,184
Accrued vacation	1,467	1,728
Accrued insurance	3,293	3,539
Accrued interest	488	2,631
Accrued advertising	264	911
Other accrued expenses and current liabilities	2,753	3,683
Amounts due to Predecessor stockholders	—	3,825

Total current liabilities	26,439	35,800

NONCURRENT LIABILITIES:
Senior secured notes (2009 Notes)	110,000	250
Senior unsecured notes (2013 Notes)	—	123,425
Senior discount notes (2010 Notes)	42,710	—
PIK notes (2014 Notes)	—	22,889
Note payable—less current portion	3,667	103,455
Obligations under capital leases—less current portion	6,430	5,211
Other notes payable—less current portion	1,193	—
Deferred income taxes	4,578	34,383
Other intangible liabilities—net	5,012	9,037
Other noncurrent liabilities	6,060	3,603

Total noncurrent liabilities	179,650	302,253

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIENCY)
Common stock, $.10 par value—2,000,000 shares authorized, 1,031,448 shares issued and outstanding in 2004 and 810,233 shares issued and outstanding in 2005	103	81
Additional paid-in-capital	24,692	172,198
Accumulated deficit	(63,602)	(588)

Total stockholders' equity (deficiency)	(38,807)	171,691

TOTAL	$167,282	$509,744

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands except per share data)

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
OPERATING REVENUE:
Restaurant revenue	$193,220	$204,820	$197,267	$24,527
Franchise revenue	13,226	14,216	13,661	1,742

Total operating revenue	206,446	219,036	210,928	26,269

OPERATING EXPENSES:
Product cost	58,430	64,595	62,638	7,958
Payroll and benefits	53,608	55,200	50,325	6,746
Depreciation and amortization	13,039	13,894	12,743	1,203
Other operating expenses	60,978	65,941	65,356	7,958

Total operating expenses	186,055	199,630	191,062	23,865

OPERATING INCOME	20,391	19,406	19,866	2,404
INTEREST EXPENSE—Net of interest income of $75, $107, $369, and $60 for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period from November 18, 2005 to December 28, 2005, respectively	8,100	18,025	38,726	3,385

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	12,291	1,381	(18,860)	(981)
PROVISION (BENEFIT) FOR INCOME TAXES	4,932	28	(7,651)	(393)

NET INCOME (LOSS)	7,359	1,353	(11,209)	(588)
OTHER COMPREHENSIVE INCOME:
Settlement of interest rate swap agreement, net of income taxes of $289	433	—	—	—

COMPREHENSIVE INCOME (LOSS)	$7,792	$1,353	$(11,209)	$(588)

Basic income (loss) per share	$7.31	$1.32	$(10.86)	$(0.73)

Diluted income (loss) per share	$6.98	$1.26	$(10.86)	$(0.73)

Basic weighted average common shares	1,007	1,022	1,032	810

Diluted weighted average common shares	1,054	1,072	1,032	810

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(Amounts in thousands, except share data)

	Predecessor
	Common Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
BALANCE, DECEMBER 26, 2002	1,006,194	$101	$24,058	$(433)	$14,585	$38,311
Retirement of interest rate swap agreement—net of income taxes of $289	—	—	—	433	—	433
Proceeds on sale of common stock	1,351	—	123	—	—	123
Dividend distribution to stockholders	—	—	—	—	(49,899)	(49,899)
Net income					7,359	7,359

BALANCE, DECEMBER 31, 2003	1,007,545	101	24,181	—	(27,955)	(3,673)

Dividend distribution to stockholders	—	—	—	—	(37,000)	(37,000)
Exercise of stock options	23,903	2	196	—	—	198
Tax benefit from exercise of stock options	—	—	315	—	—	315
Net income	—	—	—	—	1,353	1,353

BALANCE, DECEMBER 29, 2004	1,031,448	103	24,692	—	(63,602)	(38,807)
Deemed dividend to stockholders			—		(10,538)	(10,538)
Exercise of stock options	2,500	—	27	—	—	27
Tax benefit from exercise of stock options	—	—	2,988	—	—	2,988
Net loss	—	—	—	—	(11,209)	(11,209)

BALANCE, NOVEMBER 17, 2005	1,033,948	$103	$27,707	$—	$(85,349)	$(57,539)

	Successor
INITIAL CAPITALIZATION OF THE COMPANY, NOVEMBER 18, 2005	810,233	$81	$172,198	$—	$—	$172,279
Net loss	—	—	—	—	(588)	(588)

BALANCE, DECEMBER 28, 2005	810,233	$81	$172,198	$—	$(588)	$171,691

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,359	$1,353	$(11,209)	$(588)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and intangible assets	13,039	13,894	12,743	1,203
Interest accretion	—	3,661	4,762	389
(Gain) loss on disposal of assets	(507)	(337)	(494)	2
Asset impairment	—	588	1,047	—
Amortization of deferred financing costs	1,814	1,536	7,426	152
Amortization of negative leasehold interests	(1,209)	(1,344)	(1,345)	(9)
Deferred income taxes	459	1,210	(7,847)	(393)
Tax benefit of exercise of stock options	—	315	2,988	—
Changes in operating assets and liabilities:
Notes and accounts receivable—net	(294)	(132)	(91)	(187)
Inventories	(84)	89	(252)	16
Prepaid expenses and other current assets	(2,055)	72	452	(1,111)
Income taxes receivable/payable	(188)	(1,415)	(1,701)	—
Other assets	(170)	76	(447)	154
Accounts payable	3,523	552	1,080	3,377
Accrued salaries and vacation	2,495	(1,008)	5,379	(5,451)
Accrued insurance	1,894	1,045	146	100
Other accrued expenses and current and noncurrent liabilities and noncurrent liabilities	785	1,415	22,948	2,421

Net cash provided by operating activities	26,861	21,570	35,585	75

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from asset disposition	1,394	1,316	1,363	—
Purchase of other assets	—	—	(1,086)	—
Purchase of franchised restaurants—net of cash acquired	(1,288)	(2,421)	—	—
Purchase of property	(10,974)	(12,428)	(13,270)	(2,891)
Acquisition of El Pollo Loco Holdings, Inc., net of $19,591 of cash acquired	—	—	—	(213,841)

Net cash used in investing activities	(10,868)	(13,533)	(12,993)	(216,732)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in minority interest	26	—	—	—
Proceeds from sale of common stock	123	—	—	—
Capital contribution	—	—	—	155,525
Redemption of preferred stock of subsidiary	(20,101)	—	—	—
Incurrence of new debt	110,000	39,049	—	253,200
Payment of obligations under capital leases	(1,077)	(1,230)	(1,058)	(193)
Payments on debt	(47,406)	(4,900)	(7,886)	(178,749)
Distribution to stockholders	(49,899)	(37,000)	—	—
Deferred financing costs	(5,129)	(3,779)	—	(9,574)
Proceeds from exercise of stock options	—	198	27	—

Net cash (used in) provided by financing activities	(13,463)	(7,662)	(8,917)	220,209

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
INCREASE IN CASH AND CASH EQUIVALENTS	$2,530	$375	$13,675	$3,552
CASH AND CASH EQUIVALENTS—Beginning of period	3,011	$5,541	$5,916	—

CASH AND CASH EQUIVALENTS—End of period	$5,541	$5,916	$19,591	$3,552

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the period for:
Interest (net of amounts capitalized)	$3,596	$12,132	$6,460	$20,307

Income taxes	$4,662	$197	$65	$—

      In 2003, the Company acquired two restaurants from a franchisee as part of a legal settlement for $615,000. The Company received $615,000 of property in exchange for the assumption of $492,000 of debt, the forgiveness of a $98,000 receivable and the assumption of $25,000 of accounts payable.

      In 2004, the Company acquired two restaurants from a franchisee for total consideration of $2,400,000.

      In November 2005, Chicken Acquisition Corp. acquired El Pollo Loco Holdings, Inc. (the “Acquisition”). The purchase price was $435.9 million and consisted of $213.8 million cash, net of $19.6 million cash acquired, $185.7 million of assumed and refinanced debt, and $16.8 million of contributed stock and options.

      During 2005, the Predecessor recorded a $10.5 million deemed distribution to stockholders for expenses assumed on their behalf. The deemed distribution had not been paid at November 17, 2005.

      As of December 31, 2003, December 29, 2004, November 17, 2005 and December 28, 2005, the Company had included in accounts payable $139,000, $126,000, $1,247,000 and $783,000, respectively, for the purchase of property and equipment.

      As of December 31, 2003, the Company had included in accounts payable $1,394,000 of unpaid deferred financing costs.

See notes to consolidated financial statements.	(concluded)

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

      El Pollo Loco Holdings, Inc. (“Holdings”) (currently an indirectly wholly owned subsidiary of Chicken Acquisition Corp.) and its subsidiaries, EPL Intermediate, Inc. (“Intermediate”), and El Pollo Loco, Inc., (“EPL”) (collectively, the “Company”) is a Delaware corporation headquartered in Irvine, California. The Company’s activities are performed principally through EPL, which develops, franchises, licenses and operates quick-service restaurants under the name El Pollo Loco. The restaurants, which are located principally in California but also in Texas, Nevada, Arizona and Illinois, specialize in flame-grilled chicken in a wide variety of contemporary Mexican-influenced entrees, including specialty chicken burritos, chicken quesadillas, chicken tortilla soup, Pollo Bowls and Pollo Salads. At December 28, 2005, the Company operated 142 (123 in the greater Los Angeles area) and franchised 191 (123 in the greater Los Angeles area) El Pollo Loco restaurants.

      El Pollo Loco Holdings, Inc. was previously known as EPL Holdings, Inc.

2. ACQUISITION OF THE COMPANY

      On September 27, 2005, Holdings entered into a stock purchase agreement (the “Stock Purchase Agreement”) among Chicken Acquisition Corp. (“CAC”), Holdings, Intermediate, EPL, the equity holders of Holdings, and American Securities Capital Partners, L.P. (“ASCP”). Pursuant to the Stock Purchase Agreement, CAC, an affiliate of Trimaran Fund II, L.L.C., agreed to purchase (the “Acquisition”) all of Holdings’ issued and outstanding common stock (other than certain shares exchanged by existing shareholders, including management, representing approximately 7.3% of Holdings). On November 18, 2005, Holdings, CAC, and the other parties to the Stock Purchase Agreement completed the Acquisition. The Company prior to the Acquisition is referred to as the “Predecessor” and after the Acquisition is referred to as the “Successor.”

      The Acquisition was accounted for as a purchase of Holdings by CAC in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The aggregate purchase price was $435.9 million, consisting of $204.5 million of cash, net of $19.6 million cash acquired, $16.8 million of stock and options in Holdings, $9.3 million of direct acquisition costs (which included $7.0 million paid to Trimaran Management, LLC, an entity related to CAC, for services performed and expenses incurred in connection with the Acquisition), and $185.7 million of debt that was refinanced or assumed in connection with the Acquisition.

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition. The purchase price allocation was based on estimates of the fair value of the assets acquired and liabilities assumed as determined by an independent valuation company. The valuation is being finalized. The final determination of the fair value of assets acquired and liabilities assumed and final allocation of the purchase price may differ from the amounts included in these financial statements. Adjustments to the purchase price allocation are expected to be finalized during fiscal 2006.

(in thousands)
Current assets	$31,213
Property	68,424
Other assets	2,282
Intangible assets, net	125,405
Goodwill	276,029

Total assets acquired	503,353

Current liabilities	29,204
Other liabilities	38,296

Total liabilities assumed	67,500

Net assets acquired	$435,853

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The net intangible assets consist of a $120.7 million domestic trademark, a $8.0 million franchise network and a net unfavorable lease intangible liability of $3.3 million.

      The following pro forma information presents the Company's results of operations for the year ended December 29, 2004 as if the Acquisition had occurred at the beginning of fiscal 2004 and for the period ended December 28, 2005 as if the acquisition had occurred at the beginning of fiscal 2005 (in thousands).

	December 29, 2004	December 28, 2005
Total operating revenue	$219,036	$237,197
Pro forma net loss	$(4,808)	$(2,549)
Basic loss per share	$(5.93)	$(3.03)
Diluted loss per share	$(5.93)	$(3.03)

      The following transactions occurred in connection with the Acquisition and are reflected in the Successor’s consolidated financial statements:

•	a cash investment made by CAC totaling $155.5 million

•	a contribution of shares and options of Holdings with a fair value of $16.8 million

•	the execution of a credit agreement governing new senior secured credit facilities providing for a $104.5 million term loan, drawn at closing, and a $25.0 million revolving credit facility, of which $2.8 million was drawn down at closing (see further description below)

•	$123.4 million received related to the issuance and sale of $125.0 in aggregate principal amount at maturity 11 3⁄4% senior notes (see description of 2013 Notes below)

•	$22.5 million received related to the issuance and sale of $39.3 million in aggregate principal amount at maturity 14.5% senior discount notes (see description of 2014 Notes below)

•	$9.6 million of deferred financing fees incurred in connection with the borrowings described above

      The following activities occurred with respect to the existing indebtedness of the Predecessor that was refinanced by the Successor:

•	In October 2005, EPL commenced a tender offer to purchase for cash any and all outstanding 9 1⁄4% Senior Secured Notes due 2009 (the “2009 Notes”), and Intermediate commenced a tender offer to purchase for cash any and all outstanding 12 1⁄2% Senior Discount Notes due 2010 (the “2010 Notes”). EPL and Intermediate also solicited consents to amend the indentures governing the 2009 and 2010 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indentures. As of December 28, 2005, all of the 2010 Notes have been purchased for cash, and all except for $250,000 in aggregate principal amount of the 2009 Notes have been purchased for cash. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

•	On November 18, 2005, EPL Intermediate Finance Corp., a Delaware corporation (“Intermediate Finance”) issued $39,342,000 aggregate principal amount at maturity of 14 1⁄2% Senior Discount Notes due 2014 (the “2014 Notes”). Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. On November 18, 2005, EPL Finance Corp., a Delaware corporation (“EPL Finance”), issued $125,000,000 aggregate principal amount at maturity of 11 3⁄4% Senior Notes due 2013 (the “2013 Notes”). The 2013 Notes are guaranteed by Intermediate. EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance’s obligations under the notes and the related indenture.

•	On November 18, 2005, EPL entered into senior secured credit facilities with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The senior secured credit facilities provide for an $104.5 million term loan and $25.0 million in revolving availability. In connection therewith, EPL’s prior credit facility with SunTrust Bank was paid off in full.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation—The Company’s fiscal year end is the last Wednesday of the calendar year, which in 2003 was December 31, 2003, in 2004 was December 29, 2004 and in 2005 was December 28, 2005. The accompanying consolidated balance sheets present the Company’s financial position as of December 29, 2004 and December 28, 2005. The accompanying consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficiency) and cash flows present the 53 week period ended December 31, 2003, the 52 week period ended December 29, 2004, the Predecessor period from December 30, 2004 to November 17, 2005 and the Successor period from November 18, 2005 to December 28, 2005.

      Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents—The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

      Notes and Accounts Receivable—Notes and accounts receivable consist primarily of royalties, advertising and sublease rent and related amounts receivable from franchisees, which are due on a monthly basis that may differ from the Company’s month-end dates.

      Inventories—Inventories consist principally of food, beverages and paper supplies and are valued at the lower of average cost or market

      Property—Net—Property is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. For leases with renewal periods at the Company’s option, the Company generally uses the original lease term, excluding the option periods, to determine estimated useful lives; if failure to exercise a renewal option imposes an economic penalty on the Company, such that management determines at the inception of the lease that renewal is reasonably assured, the Company includes the renewal option period in the determination of appropriate estimated useful lives.

      The estimated useful service lives are as follows:

Buildings	30 years
Land improvements	3–30 years
Building improvements	3–10 years
Restaurant equipment	3–10 years
Other equipment	2–10 years
Leasehold improvements	Estimated useful life limited by the lease term

      The Company capitalizes certain costs in conjunction with site selection that relate to specific sites for planned future restaurants. The Company also capitalizes certain costs, including interest, in conjunction with constructing new restaurants. These costs are included in property and amortized over the shorter of the life of the related buildings and leasehold improvements or the lease term. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to operations. The Predecessor capitalized $250,000, $125,000 and $69,000 of internal costs related to site selection and construction activities during the years ended December 31, 2003 and December 29, 2004, and the period from December 30, 2004 to

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

November 17, 2005, respectively. The Predecessor also capitalized $57,000, $95,000 and $84,000 of interest expense during the years ended December 31, 2003 and December 29, 2004, and the period from December 30, 2004 to November 17, 2005, respectively. The Successor capitalized $16,000 and $106,000, respectively, of internal costs related to site selection and construction, and to interest expense during the period from November 18, 2005 to December 28, 2005.

      Goodwill and Other Intangible Assets and Liabilities—Intangible assets consist primarily of goodwill and the value allocated to the Company’s trademarks, franchise network and favorable and unfavorable leasehold interests. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. Goodwill results principally from the acquisition of Holdings by CAC for the Successor period and the acquisition of Holdings by an affiliate of American Securities Capital Partners, L.P. in 1999 for Predecessor periods.

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize its goodwill and certain intangible assets with an indefinite life, including domestic trademarks. The Company tests these assets for impairment annually at its fiscal year end, or more frequently if impairment indicators arise. No impairment was recorded during the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005, or the Successor period November 18, 2005 to December 28, 2005.

      Intangible assets and liabilities with a definite life are amortized using the straight-line method over their estimated useful lives as follows:

Franchise network	17.5 years
Favorable leasehold interests	1 to 18 years (remaining lease term)
Unfavorable leasehold interests	1 to 20 years (remaining lease term)

      Deferred Financing Costs—Deferred financing costs are recorded at cost and amortized using the effective interest method over the terms of the related notes. Deferred financing costs are included in other assets and the related amortization is reflected as a component of interest expense in the accompanying consolidated financial statements.

      Impairment of Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of certain assets may not be recoverable. If the Company concludes that the carrying value of such assets will not be recovered based on expected undiscounted future cash flows, an impairment write-down is recorded. There was no impairment during the year December 31, 2003. During the year ended December 29, 2004, the Company recorded an impairment charge for property of approximately $0.6 million for one under-performing company-operated store that will continue to be operated. The Predecessor also recorded an impairment charge of approximately $1.0 million for the period December 30, 2004 to November 17, 2005 for two under-performing Predecessor-operated restaurants that will continue to be operated. There was no impairment recorded by the Successor.

      Insurance Reserves—The Company is responsible for workers’ compensation insurance claims up to a specified aggregate stop loss amount. The Company maintains a reserve for estimated claims, both reported and incurred but not reported, based on historical claims experience and other estimated assumptions.

      Restaurant and Franchise Revenue—Revenue from the operation of Company-operated restaurants is recognized as products are delivered to customers. Franchise revenue consists of franchise royalties, initial franchise fees, license fees due from franchisees, and rental income for leases and subleases to franchisees. Franchise royalties are based upon a percentage of net sales of the franchisee and are recorded as income as such sales are reported by the franchisees. Initial franchise and license fees are recognized when all material obligations have been performed and

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conditions have been satisfied, typically when operations have commenced. Initial fees during the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 totaled $419,000, $443,000, $277,000 and $0, respectively.

      Advertising Costs—Production costs for radio and television commercials are initially capitalized and then fully expensed when the commercials are first aired. Advertising expense, which is a component of other operating expenses, was $7,492,000, $8,249,000, $8,056,000 and $291,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively, and is net of $8,120,000, $9,009,000, $9,093,000 and $1,055,000, respectively, funded by the franchisees’ advertising fees.

      Franchisees pay a monthly fee to the Company that ranges from 4% to 5% of their restaurants’ gross sales as reimbursement for advertising, public relations and promotional services the Company provides. Fees received in advance of provided services are included in other accrued expenses and current liabilities and were $279,000 and $264,000 for the Predecessor at December 31, 2003 and December 29, 2004, respectively, and were $911,000 for the Successor at December 28, 2005. Pursuant to the Company’s Uniform Franchise Offering Circular, in market areas in which the Company and franchisees both operate restaurants (the “Designated Market Area”), the Company is required to spend from 4% to 5% of the Company’s Designated Market Area restaurants’ gross sales on advertising, public relations and promotional services. At December 28, 2005, the Company was obligated to spend an additional $788,000 in future periods to comply with this requirement.

      Preopening Costs—Preopening costs incurred in connection with the opening of new restaurants are expensed as incurred.

      Franchise Area Development Fees—The Company receives area development fees from franchisees when they execute multi-unit area development agreements. The Company does not recognize revenue from the agreements until the related restaurants open. Unrecognized area development fees totaled $360,000 and $770,000 at December 29, 2004 and December 28, 2005, respectively, and are included in other noncurrent liabilities in the accompanying consolidated financial statements.

      Operating Leases—Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, “Accounting for Leases”, as amended. The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent, which is included in other noncurrent liabilities in the accompanying consolidated balance sheets, and is amortized over the term of the lease.

      Income Taxes—Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for financial statement purposes and income tax purposes. Deferred income taxes are based on enacted income tax rates in effect when the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

      Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

      Financial Instruments—The recorded values of accounts receivable, accounts payable and certain accrued expenses approximate fair values based on their short-term nature. The recorded

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

values of notes receivable and notes payable approximate fair value, as interest is tied to or approximates market rates. The recorded value of other notes payable and senior secured notes payable approximates fair value, based on borrowing rates currently available to the Company for loans with similar terms and remaining maturities. Additionally, the interest rate swap that was terminated in December 2003 was carried at fair value in the accompanying financial statements.

      Derivative Financial Instruments—The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use and resulting designation of the derivative. For derivatives designated as hedges, changes in fair value are either offset against the change in the fair value of the assets or liabilities through earnings (fair value hedge) or recognized as a component of other comprehensive income or loss (cash flow hedge).

      On the date the Company enters into a derivative contract, management designates the derivative as a hedge of identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company does not have any derivative financial instruments as of December 28, 2005.

      Earnings Per Share—Basic earnings per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options using the treasury stock method (Note 23).

      Accounting for Stock Based Compensation—The Company uses the intrinsic value method to account for employee stock options in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Under Accounting Principle Board Opinion No. 25, the Company does not recognize compensation expense related to employee stock options if the exercise price of the options is equal to or greater than the market price of the underlying stock on the date of grant.

      SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, the recognition of compensation expense for employee stock-based compensation arrangements using the fair value method of accounting. The Company has elected the “disclosure only” alternative permitted by SFAS No. 123 and has disclosed pro forma net income amounts using the fair value method. In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, the following pro forma disclosure is required.

      Had compensation expense for the Company’s stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company’s net income for the years ended December 31, 2003 and December 29, 2004, the Predecessor’s net loss for the period December 30, 2004 to November 17, 2005 and the Successor’s net loss for the period November 18, 2005 to December 28, 2005 would have been impacted as shown in the following table (in thousands):

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Predecessor			Successor
	Years ended		December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
	December 31, 2003	December 29, 2004
Net income (loss)—as reported	$7,359	$1,353	$(11,209)	$(588)
Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards—net of related tax effects	187	185	139	43

Pro forma net income (loss)	$7,172	$1,168	$(11,348)	$(631)

Basic earnings (loss) per share:
As reported	$7.31	$1.32	$(10.86)	$(0.73)
Pro forma	$7.12	$1.14	$(10.99)	$(0.78)
Diluted earnings (loss) per share:
As reported	$6.98	$1.26	$(10.86)	$(0.73)
Pro forma	$6.80	$1.09	$(10.99)	$(0.78)

      The fair value of each option grant is estimated on the date of grant using the minimum value method, with the following assumptions used in 2003, 2004 and 2005: risk-free interest rate of 3.46%, 3.93% and 4.34%, respectively; expected volatility of 0% for each of the three years; an expected option life of 7.5 years for each of the three years; and no expected dividends for each of the three years.

      Segment Reporting—The Company develops, franchises and operates quick-service restaurants under the name El Pollo Loco, providing similar products to similar customers. The restaurants possess similar economic characteristics resulting in similar long-term expected financial performance characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on its methods of internal reporting and management structure, management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

      Recent Accounting Changes—In October 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position (“FSP”) 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retrospective application in accordance with FASB SFAS No. 154 “Accounting Changes and Error Corrections”, is permitted but not required. We do not believe that the adoption of FSP 13-1 will have a significant impact on the Company’s financial position or results of operations.

      In June 2005, the FASB ratified Emerging Issues Task Force (“EITF”) 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This EITF addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This EITF is effective for leasehold improvements that are purchased or

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquired after June 29, 2005. The adoption of this EITF did not have a material impact on the Company’s consolidated results of operations or financial position.

      In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, and that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS No. 154 will have a significant impact on its financial position or results of operations.

      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 was not material to the Company’s financial statements for any of the years or periods presented.

      In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment.” SFAS 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments. The standard is effective for the Company beginning with the first quarter of fiscal 2006. Because the Company used the minimum value method for its pro forma disclosures under SFAS 123, SFAS 123(R) will apply prospectively to newly issued stock options. Existing options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date. Net income will be reduced as a result of the recognition of the fair value of all newly issued stock options, which is contingent upon the number of future options granted and other variables.

4. SALE AND ACQUISITIONS OF RESTAURANTS

      In 2003, the Company purchased one restaurant from a franchisee for a total of $1,288,000, which was allocated to property and goodwill in the amounts of $531,000 and $757,000, respectively. In addition, the Company acquired two restaurants from a franchisee as part of a legal settlement for $615,000. The Company sold two restaurants to franchisees in 2003 in separate transactions. The restaurants had a total book value of $837,000 and after selling expenses, the Company realized a gain of $651,000.

      In April 2004, the Company acquired the assets of two previously franchised restaurants. The purchase price of $2,421,000 consisted of cash and was allocated as follows: property, $1,330,000 and goodwill, $1,091,000. Results of operations of these restaurants are included in the Company’s financial statements beginning April 2004. In September 2004, the Company sold two restaurants to a franchisee for a total of $1,020,000. These restaurants had an aggregate net book value of $608,000, and after selling expenses of $127,000, the Company realized a $285,000 gain that is included in other operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

      The pro forma effects of the Company’s acquisitions on its historical results of operations are not material.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

      Prepaid expenses and other current assets consist of the following (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Prepaid rent	$1,267	$1,288
Other	1,263	1,901

	$2,530	$3,189

6. PROPERTY

      The costs and related accumulated depreciation and amortization of major classes of property as of December 29, 2004 and December 28, 2005 are as follows (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Property owned:
Land	$7,643	$12,794
Buildings and improvements	61,346	30,271
Other property and equipment	30,985	17,885
Construction in progress	1,376	9,034

	101,350	69,984
Accumulated depreciation and amortization	(41,881)	(863)

Property owned—net	$59,469	$69,121

Property held under capital leases	$9,911	$2,241
Accumulated amortization	(5,277)	(55)

Property held under capital leases—net	$4,634	$2,186

      Property held under capital leases consists principally of buildings and improvements. The total depreciation and amortization expense for property for the periods ended December 31, 2003, December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 was approximately $11,049,000, $11,881,000, $11,364,000 and $1,085,000 respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS AND LIABILITIES

      Consistent with the provisions of SFAS No. 142, the Company ceased amortization of goodwill and domestic trademarks in 2002.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Changes in goodwill consist of the following (in thousands):

	Predecessor		Successor
	2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Beginning balance	$42,044	$43,135	$—
Purchase (sale) of franchise restaurants	1,091	(315)	—
Purchase of the Company by CAC (See Note 2)	—	—	276,029

Ending balance	43,135	42,820	276,029
Accumulated amortization	(4,146)	(4,146)	—

Goodwill—net	$38,989	$38,674	$276,029

      Other intangible assets consist of the following (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
International trademark	$1,000	$—
Accumulated amortization	(833)	—

	167	—

Franchise network	23,000	8,000
Accumulated amortization	(5,750)	(53)

	17,250	7,947

Operating agreements	800	—

Accumulated amortization	(200)	—

	600	—

Favorable leasehold interest—net	—	5,751

Other intangible assets—net	$18,017	$13,698

Unfavorable leasehold interest—net	$(5,012)	$(9,037)

Other intangible liabilities—net	$(5,012)	$(9,037)

      Favorable leasehold interest represents the asset in excess of the approximate fair market value of the leases assumed as of November 18, 2005, the date of acquisition of EPL. The amount is being reduced over the approximate average life of the leases.

      Unfavorable leasehold interest liability represents the liability in excess of the approximate fair market value of the leases assumed as of November 18, 2005, the date of the acquisition of EPL. The amount is being reduced over the approximate average life of the leases.

      Amortization expense for international trademark was $167,000, $167,000 and $150,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, and the Predecessor period December 30, 2004 to November 17, 2005, respectively. Amortization expense for franchise network was $1,150,000, $1,150,000, $1,034,000 and $53,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively. Amortization expense for operating agreements was $40,000, $40,000 and $36,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, and the Predecessor period December 30, 2004 to November 17, 2005, respectively.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The estimated amortization expense for the Company’s amortizable intangible assets and liabilities for each of the five succeeding fiscal years is as follows (in thousands):

Year Ending December 31,
2006	$1,436
2007	1,480
2008	1,537
2009	1,534
2010	1,409

8. OTHER ASSETS

      Other assets consist of the following (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Deferred financing costs—net	$7,426	$9,422
Other	371	2,132

	$7,797	$11,554

      Amortization expense for deferred financing costs was $1,814,000, $1,536,000, $7,426,000 and $152,000 for the years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively.

9. LEASES

      The Company's operations utilize property, facilities, equipment and vehicles owned by the Company or leased from others. Buildings and facilities leased from others are primarily for restaurants and support facilities. Restaurants are operated under lease arrangements that generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenue in excess of a defined amount. Initial terms of land and restaurant building leases generally are not less than 20 years, exclusive of options to renew. Leases of equipment primarily consist of restaurant equipment, computer systems and vehicles. The Company subleases facilities to certain franchisees.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Information regarding the Company's activities as a lessee at December 28, 2005 is as follows (in thousands):

	Capital Leases		Operating Leases
Year Ending December 31,	Minimum Lease Payments	Minimum Sublease Rentals	Minimum Lease Payments	Minimum Sublease Rentals
2006	$2,044	$1,012	$14,205	$1,684
2007	1,935	949	13,748	1,572
2008	1,601	783	11,840	1,202
2009	984	531	10,010	848
2010	635	240	8,544	380
Subsequent years	2,924	631	59,221	864

Total	10,123	$4,146	$117,568	$6,550

Less imputed interest	3,648
Present value of capital lease obligations	6,475
Less current maturities	(1,264)

Noncurrent portion	$5,211

      Net rent expense for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 is as follows (in thousands):

	Predecessor			Successor
	Years Ended		December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
	December 31, 2003	December 29, 2004
Base rent	$14,320	$14,546	$13,315	$1,561
Contingent rent	254	342	420	42
Less sublease income	(4,106)	(4,097)	(3,860)	(345)

Net rent expense	$10,468	$10,791	$9,875	$1,258

      Base rent and contingent rent are included in other operating expenses, while sublease income is included in franchise revenue in the accompanying consolidated statements of operations and comprehensive income (loss). Sublease income includes contingent rental income of $1,434,000, $1,623,000, $1,700,000 and $154,000 for the years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively.

      In addition to the sublease income described above, the Company is a lessor for certain property, facilities and equipment owned by the Company and leased to others, principally franchisees, under noncancelable leases with terms ranging from 5 to 11 years. The lease agreements generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenue. Total rental income, included in franchise revenue in the accompanying consolidated statements of operations and comprehensive income (loss), for leased property was $326,000, $342,000, $346,000 and $38,000 for the years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Minimum future rental income under noncancelable operating leases in effect as of December 28, 2005 is as follows (in thousands):

Year Ending December 31,
2006	$290
2007	290
2008	291
2009	303
2010	234
Thereafter	679

Total future minimum rental income	$2,087

10. PREDECESSOR DEBT (2009 Notes and 2010 Notes)

      In December 2003, EPL issued the 2009 Notes, consisting of $110,000,000 of senior secured notes accruing interest at 9.25% per annum, due 2009. In March 2004, EPL Intermediate, Inc. issued the 2010 Notes, consisting of $70.0 million in aggregate principal amount at maturity of 12 1⁄2% senior discount notes due 2010. In October 2005, EPL and Intermediate commenced tender offers to purchase all outstanding 2009 Notes and 2010 Notes (collectively, the “Notes”), respectively; concurrently, EPL and Intermediate solicited consents to amend the indentures governing the Notes to eliminate substantially all of the restrictive covenants and certain events of default and to modify other provisions contained in the indentures. As of December 28, 2005, all of the Notes, with the exception of $250,000 of 2009 Notes, have been purchased. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

      The Predecessor's notes payable, which consisted of approximately $7.3 million due to SunTrust Bank (“SunTrust”) at December 29, 2004, were repaid in 2005. SunTrust continues to be the issuing bank with respect to certain of the Company's letters of credit totaling $7,973,000.

11. SENIOR UNSECURED NOTES PAYABLE (2013 Notes)

      On November 18, 2005, EPL Finance issued the 2013 Notes, consisting of $125,000,000 aggregate principal amount of 11 3⁄4% senior notes due 2013 in a private placement. Interest is payable in May and November beginning May 15, 2006. The 2013 Notes are unsecured, are guaranteed by Intermediate, and may be redeemed, at the discretion of the issuer, after November 15, 2009.

      EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance's obligations under the 2013 Notes and the related indenture. The indenture contains certain provisions which may prohibit EPL's ability to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items.

      In connection with the issuance of the 2013 notes, EPL filed a registration statement in April 2006, enabling holders to exchange the privately placed 2013 Notes for publicly registered notes with, subject to limited exceptions, identical terms.

      EPL incurred direct costs in connection with this offering. These costs have been capitalized and are included in other assets in the accompanying balance sheets. The Company used the proceeds from the 2013 Notes to purchase substantially all of the outstanding 2009 Notes.

      As a holding company, the stock of EPL constitutes Intermediate's only material asset. Consequently, EPL conducts all of the Company's consolidated operations and owns substantially all of the consolidated operating assets. The Company's principal source of the cash required to pay its obligations is the cash that EPL generates from its operations. EPL is a separate and

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

distinct legal entity, has no obligation to make funds available to Intermediate, and the 2013 Notes and the 2014 Notes (see Note 13) have restrictions that limit distributions or dividends to be paid by EPL to the Company. Conditions that would allow for distributions or dividends to be made include compliance with a Fixed Charge Coverage Ratio test (as defined) and cash received from the proceeds of new equity contributions. There are also some allowed distributions, payments and dividends for other specific events. Distributions, dividends or investments would also be limited to 50% of consolidated net income under certain circumstances. Furthermore, subject to certain restrictions, EPL is permitted under the terms of EPL's senior secured credit facilities and the indenture governing the 2013 Notes and the 2014 Notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by EPL.

12. NOTES PAYABLE TO MERRILL LYNCH, BANK OF AMERICA, ET AL AND REVOLVING CREDIT FACILITY

      On November 18, 2005, EPL entered into senior secured credit facilities (the “Credit Facility”) with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The Credit Facility provides for a $104.5 million term loan and $25.0 million in revolving availability. Of this senior secured revolving credit facility, EPL drew down $2.8 million and issued $8.1 million of letters of credit to replace existing letters of credit. Future principal payments under the new term loan at December 28, 2005 are as follows (in thousands).

Year Ending December 31,
2006	$1,045
2007	1,045
2008	1,045
2009	1,045
2010	1,045
Thereafter	99,275

$104,500

      The Credit Facility bears interest, payable quarterly, at a Base Rate or LIBOR, at EPL's option, plus an applicable margin. The applicable margin is based on EPL's financial performance, as defined. The applicable margin rate was 3.00% with respect to LIBOR and 2.00% with respect to Base Rate advances and thereafter ranges from: 2.75% to 2.25% with respect to LIBOR advances and 1.75% to 1.25% with respect to Base Rate advances. The effective rate at December 28, 2005 was 7.56%. The Credit Facility is secured by a first-priority pledge by Holdings of all of the outstanding stock of Intermediate, a first priority pledge by Intermediate of all of EPL's outstanding stock and a first priority security interest in substantially all of EPL's tangible and intangible assets. In addition, the Credit Facility is guaranteed by Intermediate. The Credit Facility matures on November 18, 2011.

13. EPL INTERMEDIATE, INC. PIK NOTES (2014 NOTES)

      On November 18, 2005, Intermediate Finance issued the 2014 Notes, consisting of $39,342,000 aggregate principal amount at maturity of 14 1⁄2% senior discount notes due 2014 (the “2014 Notes”) in a private placement. Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance's obligations under the notes and the related indenture. The indenture restricts the ability of Intermediate and its subsidiaries to

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items. The indenture also limits the ability of EPL or other subsidiaries to make dividend or other payments to Intermediate and for Intermediate to make payments to Holdings (see Note 11).

      At December 28, 2005, the Company had $22,889,000 outstanding in aggregate principal amount of the 2014 Notes. No cash interest will accrue on the 2014 Notes prior to November 15, 2009. Instead, the principal value of the 2014 Notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including November 15, 2009 at a rate of 14 1⁄2% per annum compounded annually, so that the accreted value of the 2014 Notes on November 15, 2009 will be equal to the full principal amount of $39,342,000 at maturity. Beginning on November 15, 2009, cash interest will accrue on the 2014 Notes at an annual rate of 14 1⁄2% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2010. Principal is due on November 15, 2014.

      The 2014 Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The 2014 Notes are unsecured and are not guaranteed. If any of the 2014 Notes are outstanding at May 15, 2011, the Company is required to redeem for cash a portion of each note then outstanding at 104.5% of the accreted value of such portion of such note, plus accrued and unpaid interest. Additionally, the Company may, at its discretion, redeem any or all of the 2014 Notes, subject to certain provisions.

      In connection with the issuance of the 2014 notes, the Company agreed to file a registration statement within 150 days after the issuance of the 2014 Notes, enabling holders to exchange the privately placed 2014 Notes for publicly registered notes with, subject to limited exceptions, identical terms.

      Intermediate incurred direct costs in connection with this offering. These costs have been capitalized and are included in other assets in the accompanying balance sheets.

14. OTHER NOTES PAYABLE

      Other notes payable, all of which were repaid in 2005, consist of the following at December 29, 2004 (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Notes payable to financial institutions, collateralized by related assets, interest rates ranging from 8.0% to 12.2%, principal and interest payable monthly	$1,587	$—
Loan payable for the purchase of international trademark rights, uncollateralized, imputed interest rate of 13%, payable in annual installments, due August 2005	220	—
Other notes payable, collateralized by related assets, some non-interest bearing and others with interest rates ranging from 3.9% to 10.9%, principal and interest payable monthly, maturing over various terms through 2005	5	—

	1,812	—
Less current portion	(619)	—

Noncurrent portion	$1,193	$—

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. DERIVATIVE INSTRUMENT—INTEREST RATE SWAP

      On July 31, 2002, the Company entered into an interest rate swap agreement with an effective date of December 31, 2002 and a maturity date of December 31, 2004. The agreement was based on the notional amount of $27,983,000. Under the terms of the agreement, the Company agreed to make fixed rate payments on a quarterly basis of 3.37%, in exchange for receiving three-month LIBOR, on a quarterly basis, calculated on the agreed-upon notional amount. On December 19, 2003, as a result of the amendment of the SunTrust Bank credit facilities, the Company terminated the swap agreement. This termination resulted in expense of $608,000, which is included in interest expense in the accompanying financial statements.

16. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

      Other accrued expenses and current liabilities consist of the following (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Accrued sales and property taxes	$1,812	$2,230
Other	941	1,453

	$2,753	$3,683

17. OTHER NONCURRENT LIABILITIES

      Other noncurrent liabilities consist of the following (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Closed restaurant reserve	674	460
Deferred rent	4,726	1,659
Other	660	1,484

	$6,060	$3,603

      Closed restaurant reserve represents the net present value of expected future cash outflows for leases for which the Company currently has no operations; the reserves relate exclusively to lease liabilities acquired in connection with the Successor's and Predecessor's purchases of EPL in 2005 and 1999, respectively. Decreases in the closed restaurant reserve include payments of the liability, additions of new subleases and changes in estimates regarding the increased collectibility of future rental income. Increases in the closed restaurant reserve include changes in estimates regarding the decreased collectibility of future rental income. Additions of new subleases and estimates regarding the increased collectibility of future rental income are reflected as reductions of goodwill. Changes in estimates regarding decreased collectibility of future rental income are reflected as expense. The net changes in the closed restaurant reserve for the Predecessor year ended December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 were $200,000, $199,000 and $27,000, respectively.

      The Company leases its facilities under various operating lease agreements. Certain provisions of these leases provide for graduated rent payments and landlord contributions. The Company recognizes rent expense on a straight-line basis over the lease term. The cumulative difference between such rent expense and actual payments to date is reflected as deferred rent. Landlord contributions are also included in deferred rent and are amortized as a reduction of rent expense ratably over the lease term.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. INCOME TAXES—

      The provision for income taxes is based on the following components (in thousands):

	Predecessor			Successor
	Year Ended December 31, 2003	Year Ended December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Current income taxes:
Federal	$3,782	$(988)	$(467)	$—
State	722	(194)	663	—

	4,504	(1,182)	196	—

Deferred income taxes:
Federal	159	1,195	(5,524)	(307)
State	269	15	(2,323)	(86)

	428	1,210	(7,847)	(393)

	$4,932	$28	$(7,651)	$(393)

      A reconciliation of the provision for income taxes to the amount of income tax expense that would result from applying the federal statutory rate to income before provision for income taxes is as follows (in thousands):

	Predecessor			Successor
	Year Ended December 31, 2003	Year Ended December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Provision for income taxes at statutory rate	$4,433	$490	$(6,595)	$(343)
State income taxes—net of federal income tax benefit	672	(116)	(1,079)	(55)
Release of income tax contingency	—	(420)	—
Other	(173)	74	23	5

	$4,932	$28	$(7,651)	$(393)

      Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company's deferred income tax assets and liabilities consist of the following (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Negative leasehold liability	$2,197	$1,489
Capital leases	916	1,462
Accrued vacation	567	628
Accrued bonus	1,026	966
Deferred rent	2,072	727
Accrued workers' compensation	1,284	1,441
Enterprise zone and other credits	209	208
State taxes	48	2,217
Net operating losses	—	8,789
Other	298	243

Deferred income tax assets	8,617	18,170

Other identifiable intangibles	(5,542)	(47,860)
Prepaid expense	(1,345)	(1,446)
Basis difference in fixed assets	(2,089)	(1,659)
Other	(69)	(68)

Deferred income tax liabilities	(9,045)	(51,033)

Net deferred income tax liability	$(428)	$(32,863)

      The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will be realized.

      As of December 28, 2005, the Successor has federal and state net operating loss carryforwards of approximately $18,574,000 and $25,888,000, respectively, which expire beginning in 2025 and 2015, respectively. The Successor also has state enterprise zone credits of approximately $208,000 which carryforward indefinitely.

      The utilization of net operating loss carryforward may be subject to limitations under provision of the Internal Revenue Code Section 382 and similar state provisions.

19. EMPLOYEE BENEFIT PLANS

      The Company sponsors a defined contribution employee benefit plan that permits its employees, subject to certain eligibility requirements, to contribute up to 15% of their qualified compensation to the plan. The Company matches 100% of the employees' contributions up to 3% of the employees' annual qualified compensation. The Company's matching contribution vests ratably over three years. The Company's contributions to the plan for the Predecessor years ended December 31, 2003 and December 29, 2004 and the Predecessor period December 30, 2004 to November 17, 2005, and the Successor period November 18, 2005 to December 28, 2005, were approximately $227,000, $239,000, $259,000 and $34,000, respectively.

20. STOCK OPTIONS

      As of December 31, 2003, December 29, 2004 and November 17, 2005, options to purchase 103,500, 84,117 and 82,617 shares, respectively, of common stock of Holdings at the fair value of the shares at the date of grant were outstanding. As of December 28, 2005, options to purchase 277,608 shares of common stock of CAC at the fair value of the shares at the date of grant were

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding. Included in that amount are 81,835 options that are fully vested; the remaining options vest 100% on the seventh anniversary of the grant date, 100% upon sale of Holdings by Trimaran if certain conditions are met, or partially vest upon the Company's attaining annual financial or other goals, with the remaining unvested portion vesting on the seventh anniversary of the grant date.

      Changes in stock options for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 are as follows:

Predecessor	Shares	Weighted- Average Exercise Price		Options Exercisable
Outstanding—December 25, 2002	97,000		$37.18	38,200
Grants (weighted-average fair value of $16.77 per share)	7,500		$27.79
Canceled	(1,000)		$24.35

Outstanding—December 31, 2003	103,500		$29.06	47,671
Grants (weighted-average fair value of $14.51 per share)	7,500		$47.30
Exercised	(23,903)		$8.27
Canceled	(2,980)		$18.36

Outstanding—December 29, 2004	84,117		$15.96	31,800
Grants (weighted-average fair value of $12.28 per share)	1,250		$36.56
Exercised	(2,500)		$11.27
Canceled	(250)		$17.61

Outstanding—November 17, 2005	82,617		$20.70	82,617	(1)

Successor
Outstanding—November 18, 2005	—	$		—
Converted from Holdings options(2)	81,835		$8.75
Grants (weighted-average fair value of $29.56 per share)	195,773		$86.43

Outstanding—December 28, 2005	277,608		$63.53	81,835

(1)	Concurrent with and because of the Acquisition, 82,617 options of Holdings became fully vested. 47,976 of these options were purchased by CAC in connection with the Acquisition. The remaining options were exchanged for options in CAC (see Note 2 below).

(2)	At the date of the Acquisition all previously outstanding options became fully vested. Existing option holders were allowed to exchange all or a portion of their Holdings' options for CAC options. The CAC options received had the same intrinsic value as the Holdings' option that were relinquished. These options were included as a portion of purchase consideration in the Acquisition.

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Outstanding stock options at December 28, 2005 are summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.98	17,694	4.13	$2.98	17,694	$2.98
$7.56	24,026	5.29	7.56	24,026	7.56
$9.68-$11.77	33,369	6.70	10.67	33,369	10.67
$15.48-$20.60	6,746	8.85	18.59	6,746	18.59
$86.43	195,773	9.90	86.43	—	—

	277,608	8.70	$63.53	81,835	$8.75

      In the event of the successful completion of an initial public offering of the Company's common shares, 50% of the then unvested options to purchase shares of CAC common stock will vest immediately upon consummation of an offering. Those options along with any previously vested options will be converted into options to purchase shares of the Company's common stock and will remain exercisable in accordance with the terms of the original grant. The other 50% of the then unvested options shall automatically terminate and the optionees shall be entitled to receive grants of the Company's restricted stock with an aggregate economic value equal to the fair market value (measured at the close of business of the first day of public trading) of the shares of CAC common stock into which the terminated unvested options were exercisable minus the aggregate exercise price of such options.

21. COMMITMENTS AND CONTINGENCIES

      On or about April 16, 2004, two former employees and one current employee filed a class action suit in the Superior Court of the State of California, County of Los Angeles, against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs' requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys' fees and costs as well as certain injunctive relief. The complaint was served on EPL on April 19, 2004. The court has ordered the class action stayed pending the arbitration of one of the named putative class plaintiffs as a result of his execution of a mandatory arbitration agreement with EPL. While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. If a class were ultimately certified, any settlement of or judgment arising from such lawsuit could be material, and the Company cannot give any assurance that the Company would have the resources available to pay such settlement or judgment.

      On or about October 18, 2005, Salvador Amezcua, on behalf of himself and all others similarly situated, filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs' requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys' fees and costs. EPL was served with this complaint on December 16, 2005. The court has ordered that the case be deemed complex and assigned it to the complex litigation panel. While the Company intends to defend

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

      On June 14, 2005, the American Disability Institute, a non-profit Pennsylvania corporation, on behalf of itself and all others similarly situated, Orlando Hardy, Jr. and Joann Montes, filed a purported class action complaint against EPL in the United States District Court, Central District of California, Western Division. This action alleged violations of the Americans With Disabilities Act of 1990, the Unruh Civil Rights Act in California and the California Disabled Persons Act, based on, among other things, denying plaintiffs full and equal access and accommodations to our facilities. Plaintiffs' requested remedies included certification of the class, injunctive relief, statutory damages and reasonable attorneys' fees and costs. The parties entered into a confidential settlement agreement dated February 1, 2006, which agreement provided, among other things, for a lump sum payment to the plaintiffs.

      The contractual rights to use the name El Pollo Loco® and certain related trademarks and intellectual property in Mexico were assigned to EPL in 1996, pursuant to an agreement between EPL and a company controlled by Jose Francisco Ochoa, the founder of the first El Pollo Loco restaurant in Mexico and the United States. As consideration for the assignment of such rights, EPL agreed, subject to the terms and conditions of the agreement, to use commercially reasonable efforts to develop a minimum number of restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that EPL develops. On March 31, 2004, EPL-Mexico filed suit against EPL in state court in Laredo, Texas alleging, among other things, that EPL breached its agreement with EPL-Mexico by failing to exploit the trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco® in Mexico should revert to EPL-Mexico. EPL-Mexico also initiated an “amparo” proceeding, which is an administrative challenge under Mexican law, to EPL's ownership of the trademarks before the Mexican Intellectual Property Institute. This proceeding was resolved in favor of EPL by Mexico's Supreme Court of Justice of the Nation. EPL successfully removed the Texas action to federal court and EPL has filed a counterclaim against EPL-Mexico to defend its rights to the trademarks in Mexico. The Company believes that EPL-Mexico's claims are without merit and that, based on the rights we possess pursuant to the agreement, EPL possesses adequate legal and contractual rights to use the intellectual property in question in Mexico. However, failure to prevail in this action could result in the loss of EPL's ownership in Mexico of the El Pollo Loco trademarks and intellectual property at issue, which could affect the EPL brand in the United States and elsewhere.

      The Company is also involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's financial position, results of operations, liquidity and capital resources. A significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect the Company's business, financial condition, results of operation and cash flows.

22. RELATED PARTY TRANSACTIONS

      Until November 18, 2005, EPL was a party to a Management Consulting Agreement with American Securities Capital Partners, L.P., which is an affiliate of the former majority owner of El Pollo Loco Holdings, Inc., pursuant to which ASCP provided EPL with certain management services. The annual fee for ASCP's services was approximately $400,000 plus its reasonable expenses. During the fiscal years ended December 31, 2003 and December 29, 2004 and the Predecessor period from December 30, 2004 to November 17, 2005, $439,000, $492,000 and $435,000, respectively, were expensed and paid to ASCP for managerial services and expenses. EPL

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is currently a party to a Management Consulting Agreement with Trimaran Fund II, L.L.C. (“Trimaran”), an affiliate of the majority owner of El Pollo Loco Holdings, Inc., with annual fees of approximately $500,000 plus reasonable expenses. During fiscal year ended December 28, 2005, $59,000 was expensed and paid to Trimaran. These amounts are included in other operating expenses in the accompanying consolidated statements of income and comprehensive income.

      The Company had receivables (payables) from affiliates of $218,000 and $(25,000) as of December 29, 2004 and December 28, 2005, respectively.

23. EARNINGS (LOSS) PER SHARE

      Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding plus the dilutive effect of outstanding stock options using the treasury stock method. The number of anti-dilutive options excluded from the earnings (loss) per share calculation for the Predecessor year ended December 31, 2003, the Predecessor year ended December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 was 0, 7,500, 0 and 0 shares, respectively. The following table (presented in thousands, except per share amounts) is a reconciliation of the earnings (loss) and share amounts used in the calculation of basic earnings (loss) per share and diluted earnings (loss) per share:

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Net income (loss)	$7,359	$1,353	$(11,209)	$(588)
Weighted average common shares outstanding	1,007	1,022	1,032	810

Basic income (loss) per share	$7.31	$1.32	$(10.86)	$(0.73)

Shares used in computing basic income (loss) per share	1,007	1,022	1,032	810
Dilutive effect of stock plans	47	50	—	—

Shares used in computing diluted income (loss) per share	1,054	1,072	1,032	810

Diluted income (loss) per share	$6.98	$1.26	$(10.86)	$(0.73)

24. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following tables present selected quarterly financial data for the periods ended as indicated (in thousands, except per share data):

EL POLLO LOCO HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      For the Successor period from November 18, 2005 to December 28, 2005:

	Successor
	2005
	1st	2nd	3rd	4th
Operating revenue	$—	$—	$—	$26,269
Operating income	—	—	—	2,404
Loss before provision for income taxes	—	—	—	(981)
Net loss	—	—	—	(588)
Basic loss per share	$—	$—	$—	$(0.73)
Diluted loss per share	$—	$—	$—	$(0.73)

      For the Predecessor period from December 30, 2004 to November 17, 2005:

	Predecessor
	2005
	1st	2nd	3rd	4th
Operating revenue	$54,670	$61,166	$61,561	$33,531
Operating income (loss)	4,922	6,971	8,296	(323)
Income (loss) before provision for income taxes	186	2,206	3,559	(24,811)
Net income (loss)	107	1,446	2,100	(14,862)
Basic income (loss) per share	$0.10	$1.40	$2.03	$(14.39)
Diluted income (loss) per share	$0.10	$1.29	$1.88	$(14.39)

      For the Predecessor year ended December 29, 2004:

	Predecessor
	2004
	1st	2nd	3rd	4th
Operating revenue	$53,841	$55,689	$56,507	$52,999
Operating income	6,324	3,120	5,271	4,691
Income (loss) before provision for income taxes	2,742	(1,723)	396	(34)
Net income (loss)	1,608	(1,030)	850	(75)
Basic income (loss) per share	$1.60	$(1.02)	$0.82	$(0.07)
Diluted income (loss) per share	$1.48	$(1.02)	$0.78	$(0.07)

              Shares

El Pollo Loco Holdings, Inc.

Common Stock

PROSPECTUS

         , 2006

Banc of America Securities LLC

Merrill Lynch & Co.

Goldman, Sachs & Co.

Piper Jaffray

RBC Capital Markets

      Until        , 2006, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc., or NASD, filing fee.

Amount To Be Paid
SEC registration fee		$14,445
NASD filing fee		14,000
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

* To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

      We are a Delaware corporation. Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding other than an action by or in the right of the corporation by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful purchase or redemption of stock, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      Article IV of our by-laws provide that the corporation shall indemnify each director and officer of the corporation to the fullest extent permitted by the laws of Delaware.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us since January 1, 2003 which were not registered under the Securities Act.

(a) Issuances and sales of common stock.

      In connection with our acquisition by CAC in 2005, CSC acquired all of our outstanding shares of common stock. We sold an aggregate of 1,031,650 shares of our common stock at a price per share of $204.19 to accredited investors for an aggregate offering price of approximately $210.0 million.

      No underwriters were involved in the foregoing sales of securities. The sales of common stock described in the preceding paragraph were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, for transactions by an issuer not involving a public offering. We did not offer or sell the securities by any form of general solicitation or general advertising, informed each purchaser that the securities had not been registered under the Securities Act and were subject to restrictions on transfer, and made offers only to “accredited investors” within the meaning of Rule 501 of Regulation D and a limited number of sophisticated investors. Each purchaser represented to us that the purchaser had the knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities and had access to the kind of information registration would provide.

(b) Stock option grants.

      In 2003, we issued to certain of our employees an aggregate of 7,500 options to purchase shares of our common stock at an average exercise price of $95.94 per share.

      In 2004, we issued to certain of our employees an aggregate of 3,750 options to purchase shares of our common stock at an average exercise price of $48.67 per share. We also issued an aggregate of 22,933 shares of our common stock to certain of our employees pursuant to the exercise of stock options for an aggregate consideration of $356,826.

      The stock option grants described in this paragraph (b) of Item 15 were made pursuant to written compensatory plans or agreements in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedule.

(a) Exhibits

Exhibit No.		Description
*1	.1	Underwriting Agreement, dated as of 2006, between El Pollo Loco Holdings, Inc. and Banc of America Securities LLC, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein.
2.1		Stock Purchase Agreement, dated as of September 27, 2005, among Chicken Acquisition Corp., EPL Holdings, Inc., EPL Intermediate, Inc., EL Pollo Loco, Inc, the equityholders of the EPL Holdings, Inc. parties thereto, and American Securities Capital Partners, L.P. (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2005, File No. 333-115644).
*3	.1	Amended and Restated Certificate of Incorporation of El Pollo Loco Holdings, Inc.
*3	.2	Amended and Restated By-laws of El Pollo Loco Holdings, Inc.
*5	.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1		Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.2		Amendment No. 1 to Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.3		Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.4		Amendment No. 1 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.5		Amendment No. 2 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.6		Stockholders Agreement, dated November 18, 2005, among Chicken Acquisition Corp., Trimaran Pollo Partners, LLC and certain other stockholders named therein (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.7		First Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated November 18, 2005, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.8		Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated March 8, 2006, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-133318).

Exhibit No.		Description

10.9		Monitoring and Management Services Agreement, dated November 18, 2005, between Chicken Acquisition Corp. and Trimaran Fund Management, L.L.C (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.10		Form of Non-Qualified Stock Option Agreement for directors with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.11		Form of Non-Qualified Stock Option Agreement for officers with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.12		Chicken Acquisition Corp. 2005 Stock Option Plan (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
*21	.1	Subsidiaries of El Pollo Loco Holdings, Inc.
23.1		Consent of Deloitte & Touche LLP.
*23	.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1		Power of Attorney (contained on signature page).

* To be filed by amendment.

(b) Financial Statement Schedule

      Financial schedule filed as part of this Registration Statement:

      1. Schedule I—Condensed Financial Information of Registrant.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

EL POLLO LOCO HOLDINGS, INC.
CONDENSED BALANCE SHEETS
(Amounts in thousands)

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Assets
Current assets	$286	$—
Investment in wholly owned subsidiary	—	171,691
Other assets	24	22

Total assets	$310	$171,713

Liabilities and stockholders' equity (deficiency)
Current liabilities	$242	$22
Liability of wholly owned subsidiary	38,875	—

Total liabilities	39,117	22

Stockholders' equity (deficiency):
Common stock	103	81
Additional paid-in-capital	24,692	172,198
Accumulated deficit	(63,602)	(588)

Stockholders' equity (deficiency)	(38,807)	171,691

Total liabilities and stockholder's equity (deficiency)	$310	$171,713

See notes to condensed consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands)

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Net revenues	$—	$—	$—	$—
General and administrative expenses	11	(38)	16	—

Operating income (loss)	(11)	38	(16)	—

Equity in net income (loss) of subsidiary	7,370	1,315	(11,193)	(588)

Net income (loss)	7,359	1,353	(11,209)	(588)
Settlement of interest rate swap agreement, net of income taxes of $289	433	—	—	—

Comprehensive income (loss)	$7,792	$1,353	$(11,209)	$(588)

See notes to condensed financial statements.

EL POLLO LOCO HOLDINGS, INC.
CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Amounts in thousands)

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18 to December 28, 2005
Net cash used in operating activities	$(51)	$(81)	$(307)	$—

Net cash provided by investing activities	—	—	—	—

Proceeds from issuance of common stock	123	198	27	—
Dividend received from Intermediate Inc.	49,899	37,000	—	—
Distribution to Stockholders	(49,899)	(37,000)	—	—

Net cash provided by financing activities	123	198	27	—

Increase (decrease) in cash and cash equivalents	$72	$117	$(280)	$—

See notes to condensed consolidated financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

      El Pollo Loco Holdings, Inc. (the “Company” or “Holdings”) is a holding company, the principal asset of which consists of all the outstanding stock of EPL Intermediate, Inc. (“Intermediate”), our wholly owned subsidiary. Intermediate is also a holding company, whose principal asset consists of the stock of El Pollo Loco, Inc., its wholly owned subsidiary. In the accompanying parent-company-only financial statements, our investment in Intermediate is stated at cost plus equity in undistributed earnings (losses) of Intermediate. Our share of net income (loss) of Intermediate is included in the condensed statements of operations using the equity method. These parent-company-only financial statements should be read in conjunction with our consolidated financial statements.

Item 17. Undertakings.

(1)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(3)	The undersigned registrant hereby undertakes that:
(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on May 8, 2006.

EL POLLO LOCO HOLDINGS, INC.
By: /s/ STEPHEN E. CARLEY
Name: Stephen E. Carley Title: President and Chief Executive Officer

POWER OF ATTORNEY

      Each of the undersigned whose signature appears below hereby constitutes and appoints each of David L. Benyaminy, Steven A. Flyer, Pamela R. Milner and Joseph N. Stein or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1 (including all pre-effective and post-effective amendments) and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dated indicated.

Signature	Title	Date
/s/ STEPHEN E. CARLEY Stephen E. Carley	President, Chief Executive Officer and Director (Principal executive officer)	May 8, 2006

/s/ JOSEPH N. STEIN Joseph N. Stein	Senior Vice President, Chief Financial Officer and Treasurer (Principal financial officer and principal accounting officer)	May 8, 2006

/s/ STEVEN A. FLYER Steven A. Flyer	Director	May 8, 2006

/s/ DAVID L. BENYAMINY David L. Benyaminy	Director	May 8, 2006

/s/ ANDREW R. HEYER Andrew R. Heyer	Director	May 8, 2006

/s/ DEAN C. KEHLER Dean C. Kehler	Director	May 8, 2006

/s/ GLENN B. KAUFMAN Glenn B. Kaufman	Director	May 8, 2006

/s/ DENNIS J. LOMBARDI Dennis J. Lombardi	Director	May 8, 2006

EXHIBIT INDEX

(a) Exhibits

Exhibit No.		Description
*1	.1	Underwriting Agreement, dated as of 2006, between El Pollo Loco Holdings, Inc. and Banc of America Securities LLC, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein.
2.1		Stock Purchase Agreement, dated as of September 27, 2005, among Chicken Acquisition Corp., EPL Holdings, Inc., EPL Intermediate, Inc., EL Pollo Loco, Inc, the equityholders of the EPL Holdings, Inc. parties thereto, and American Securities Capital Partners, L.P. (incorporated by reference herein to EPL Intermediate, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2005, File No. 333-115644).
*3	.1	Amended and Restated Certificate of Incorporation of El Pollo Loco Holdings, Inc.
*3	.2	Amended and Restated By-laws of El Pollo Loco Holdings, Inc.
*5	.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1		Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.2		Amendment No. 1 to Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.3		Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.4		Amendment No. 1 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.5		Amendment No. 2 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.6		Stockholders Agreement, dated November 18, 2005, among Chicken Acquisition Corp., Trimaran Pollo Partners, LLC and certain other stockholders named therein (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.7		First Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated November 18, 2005, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

Exhibit No.		Description
10.8		Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated March 8, 2006, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate, Inc.'s Registration Statement on Form S-4, File No. 333-133318).
10.9		Monitoring and Management Services Agreement, dated November 18, 2005, between Chicken Acquisition Corp. and Trimaran Fund Management, L.L.C (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.10		Form of Non-Qualified Stock Option Agreement for directors with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.11		Form of Non-Qualified Stock Option Agreement for officers with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
10.12		Chicken Acquisition Corp. 2005 Stock Option Plan (incorporated by reference herein to EPL Intermediate, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).
*21	.1	Subsidiaries of El Pollo Loco Holdings, Inc.
23.1		Consent of Deloitte & Touche LLP.
*23	.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1		Power of Attorney (contained on signature page).

* To be filed by amendment.